Exhibit 4.1

EXECUTION VERSION

SHARE AND ASSET PURCHASE AGREEMENT

by and among

NOVARTIS VACCINES AND DIAGNOSTICS, INC.,

NOVARTIS CORPORATION, AS GUARANTOR,

G-C DIAGNOSTICS CORP.,

and

GRIFOLS, S.A., AS GUARANTOR,

dated as of

November 10, 2013

i

Exhibit G	Collaboration Agreement Consents
Exhibit H	Forms of Senior Employee Agreements
Exhibit I	Form of Trademark Assignment Agreement

Annex A	DOJ Protocol
Annex B	Interference Protocol
Annex C	Real Estate Protocol — Transfer of Title
Annex D	Real Estate Protocol — Building Permits

v

SHARE AND ASSET PURCHASE AGREEMENT

This Share and Asset Purchase Agreement (this “Agreement”), dated as of November 10, 2013, is entered into between Novartis Vaccines and Diagnostics, Inc., a Delaware corporation (“Seller”) and, solely for the purposes of Section 6.20(a), Novartis Corporation, a New York corporation (“Novartis Corporation”), G-C Diagnostics Corp., a Delaware corporation (“Buyer”), and, solely for the purposes of Section 6.20(b), Grifols, S.A., a company (sociedad anónima) organized under the Laws of Spain (“Grifols”).

RECITALS

WHEREAS, Seller and certain of its Affiliates, through the Novartis Vaccines and Diagnostics Division, are engaged in the NAT Business, the Immunoassay Business, the Immunohematology Business and the NAT Royalty Business (collectively, the “Business”, which shall, for the avoidance of doubt, include the businesses of the Transferred Subsidiary and exclude the Specified Excluded Businesses (as defined herein)); and

WHEREAS, (i) Seller and its Affiliates wish to sell and assign (or cause to be sold and assigned) to Buyer, and Buyer wishes to purchase and assume from Seller and its Affiliates, substantially all the assets, and certain specified liabilities, of the Business, (ii) Seller and its Affiliates wish to sell (or cause to be sold) to Buyer, and Buyer wishes to purchase from Seller and its Affiliates the legal and beneficial ownership interests in all of the issued and outstanding shares of the Transferred Subsidiary, and (iii) Seller and its Affiliates wish to license (or cause to be licensed) to Buyer, and Buyer wishes to license from Seller and its Affiliates, certain intellectual property rights relating to the Business, in each case subject to the terms and conditions set forth herein; and

WHEREAS, in anticipation of the transactions contemplated hereby, Buyer has entered into a letter of intent with respect to future employment with each of the Senior Employees in the form attached hereto as Exhibit H, which confirm such Senior Employees’ intention to continue their employment with Buyer or its Affiliates, and set forth the terms of their respective employment following the Closing Date;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I
DEFINITIONS

The following terms have the meanings specified or referred to in this Article I:

“Accounts Payable” means all trade liabilities incurred in the ordinary course of business and payable consistent with past practice.

“Accounts Receivable” means all trade accounts or notes receivable, and any security, claim, remedy or other right relating to any of the foregoing.

“Acquired Business” means the equity interests, assets and/or other rights acquired by Seller or any of its Affiliates in connection with an Acquisition.

“Acquisition” means the acquisition after the date hereof (whether by merger, consolidation or otherwise) by Seller or any of its Affiliates of an equity interest in or any assets of any Person that engages, directly or indirectly, in a Restricted Business in the Territory in any capacity.

“Acquisition Proposal” has the meaning set forth in Section 6.03(a).

“Action” means any claim, action, lawsuit, tax or other audit, arbitration, proceeding, litigation, examination, inquiry or investigation, in each case by or before a court, Governmental Authority or arbitral tribunal, whether at Law or in equity.

“Actual Net Trade Working Capital Statement” has the meaning set forth in Section 2.07(c)(i).

“Affiliate” of a Person means any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such Person.  The term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise; provided, however, that for purposes of this Agreement, Seller and the Seller Companies shall not be deemed Affiliates of the Transferred Subsidiary after Closing.  For purposes of this Agreement and the Transaction Agreements, any Person that is an Affiliate of Novartis Corporation shall be deemed to be an Affiliate of Seller and any Person that is an Affiliate of Seller shall be deemed to be an Affiliate of Novartis Corporation.

“Aggregate Net Trade Working Capital Amount” means Trade Current Assets minus Trade Current Liabilities, in each case determined as of the close of business on the Applicable Working Capital Date in accordance with the Net Trade Working Capital Rules.

“Aggregate Net Trade Working Capital Adjustment Amount” means the amount by which the Aggregate Net Trade Working Capital Amount, expressed as a positive or negative number, is greater than or less than two hundred and twenty-five million ($225,000,000) as of the close of business on the Applicable Working Capital Date.

“Agreement” has the meaning set forth in the preamble.

“Allocation” has the meaning set forth in Section 2.08(a).

“Announcement Protocol” means the Announcement Protocol set forth in Exhibit F.

“Annual Bonus Plans” has the meaning set forth in Section 6.05(m).

“Anti-Corruption Laws” means (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, and the regulations and rules issued pursuant to that statute, (ii) Laws of any country implementing the Organisation for Economic Co-operation and Development Convention on

Combating Bribery of Foreign Public Officials in International Business Transactions or other applicable Laws of similar effect, including local anti-corruption and bribery Laws, and (iii) anti-money laundering Laws.

“Antitrust Clearance Date” means the date that the condition set forth in Section 7.01(a) has been satisfied.

“Applicable Plan” means a Benefit Plan that provides employee benefits in the form of either (i) contribution payments or benefit accrual or (ii) health and welfare coverage.  The Applicable Plans that provide Relevant Pension Benefits as of the date hereof listed on Schedule 1.1(c).

“Applicable Working Capital Date” means, (i) if the Closing occurs on January 3, 2014, December 31, 2013, and (ii) if the Closing occurs on any other date, the Closing Date.

“Assigned Contracts” means all Contracts relating exclusively or primarily to the Business or the Purchased Assets, including the Contracts set forth on Schedule 4.12(g).

“Assignment and Assumption Agreement” means an Assignment and Assumption Agreement substantially in the form as set forth in Exhibit A.

“Assignment and Assumption of Lease” has the meaning set forth in Section 3.02(a)(iii).

“Assumed Liabilities” has the meaning set forth in Section 2.03.

“Bankruptcy Exception” has the meaning set forth in Section 4.02.

“Benefit Plan” means each pension, benefit, retirement, disability, salary continuation for disability, compensation, profit-sharing, deferred compensation, incentive, performance award, equity, phantom equity, individual employment, consulting, stock or stock-based, health, medical, dental, hospitalization, life insurance, bonus, commission, excess benefit, relocation, change in control, retention, mass layoff benefits, plant closing benefits, severance, termination, post-retirement compensation or benefit, vacation, paid time off, tuition assistance, scholarship, fringe-benefit, tax equalization or other benefit plan, agreement (including employment, consulting and collective bargaining agreements), policy, program, trust, fund or arrangement, in each case whether or not reduced to writing and whether funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, whether or not tax-qualified and whether or not subject to ERISA, (i) which is maintained, sponsored, contributed to, or required to be contributed to by Seller or any of its Affiliates or ERISA Affiliates for the benefit of any current or former employee, officer, director, retiree, independent contractor or consultant of the Business or any spouse or dependent of such individual, or (ii) under which Seller or any of its Affiliates or ERISA Affiliates has or may have any Liability on behalf of any such current or former employee, officer, director, retiree, independent contractor or consultant of the Business, or with respect to which Buyer or any of its Affiliates could reasonably be expected to have any Liability, excluding any mandatory state operated plan or program.

“Benefits TSA” has the meaning set forth in Section 6.06(a).

“Books and Records” means originals, or where not available, copies, of all books and records, including books of account, ledgers and general, financial and accounting records, machinery and equipment maintenance files, customer lists, customer purchasing histories, price lists, distribution lists, supplier lists, Regulatory Materials, production data, quality control records and procedures, customer complaints and inquiry files, research and development files, records and data (including all correspondence with any Governmental Authority), sales material and records (including pricing history, total sales, terms and conditions of sale, sales and pricing policies and practices), strategic plans, internal financial statements, marketing and promotional surveys and material and research and intellectual property files relating to the Intellectual Property Assets.

“Business” has the meaning set forth in the recitals.

“Business Books and Records” means any Books and Records of Seller or its Affiliates that relate exclusively or primarily to the Business (and, in the case of Books and Records that are co-mingled with any Books and Records of Seller or its Affiliates that relate in part to a business other than the Business, that portion only of such Books and Records that relate exclusively or primarily to the Business).

“Business Day” means any day except Saturday, Sunday or any other day on which commercial banks located in Barcelona, the Canton of Basel-Stadt, the Canton of Zurich, London or New York are authorized or required by Law to be closed for business.

“Business Intellectual Property” means: (i) in respect of any Intellectual Property that comprises Patents, Trademarks, Copyrights and/or Domain Names, all such Intellectual Property listed in Schedule 4.12(a), and (ii) in respect of all other Intellectual Property, all such Intellectual Property that is owned or licensed by Seller or any Seller Company or the Transferred Subsidiary and that exclusively or primarily relates to, or is exclusively or primarily used or held for use in connection with the Business.  For the avoidance of doubt, Business Intellectual Property shall not include Co-Owned Intellectual Property.

“Buyer” has the meaning set forth in the preamble.  The term “Buyer” shall also include any Affiliates of Buyer as may be designated by Buyer to purchase all or any portion of the Purchased Assets or the Transferred Subsidiary Shares or to assume all or any portion of the Assumed Liabilities.

“Buyer Closing Certificate” has the meaning set forth in Section 7.03(d).

“Buyer Indemnitees” has the meaning set forth in Section 8.02.

“Buyer Obligations” has the meaning set forth in Section 6.20(b)(i).

“Buyer’s Accountants” means KPMG Spain.

“City” has the meaning set forth in the definition of “Development Agreement”.

“Chiron” has the meaning set forth in the definition of “Development Agreement”.

“Chiron Trademarks” means those trademarks listed under the heading “Chiron Trademarks” in Schedule 4.12(a).

“Closing” has the meaning set forth in Section 3.01.

“Closing Date” has the meaning set forth in Section 3.01.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended, Section 4980B of the Code or Part 6 of Title I of ERISA.

“Code” means the Internal Revenue Code of 1986, as amended.

“Collaboration Agreements” means, collectively, and a “Collaboration Agreement” means, each of, (i) (A) the Restated Agreement, dated as of July 24, 2009, between Gen-Probe Incorporated and Novartis Vaccines and Diagnostics, Inc. and (B) the Agreement, dated as of August 17, 1989, between Chiron Corporation and Ortho Diagnostic Systems Inc., in each case, as amended, restated, assigned or otherwise modified from time to time prior to the date hereof, and (ii) any other material Contract relating to the Contracts set forth in clause (i) in which the only parties to such Contract are (A) Seller or any of its Affiliates and (B) Gen-Probe Incorporated (or its successors and assigns, including Hologic, Inc.) or any of its Affiliates or Ortho Diagnostic Systems Inc. (or its successors and assigns, including OCD) or any of its Affiliates, as the case may be.

“Collaboration Agreement Consents” means the consents attached hereto as Exhibit G.

“Collaboration Partner” means any party to a Collaboration Agreement (other than Seller or its Affiliates) or any Affiliate thereof.

“Contracts” means all contracts, leases, deeds, mortgages, licenses (including all Intellectual Property Licenses), instruments, notes, commitments, undertakings, indentures, joint ventures and all other agreements, commitments and other legally binding arrangements, whether written or oral (excluding for the avoidance of doubt any such contracts, etc. that have expired or have been terminated, in each case prior to the date of this Agreement, other than any provisions in such contracts, etc. that survive any such expiration or termination).

“Co-Owned Intellectual Property” means those Patents that are owned or licensed by Seller or any Seller Company or the Transferred Subsidiary, and that do not constitute Business Intellectual Property, but that relate to, or are used or held for use, or are necessary, in connection with, the Business, all as listed in Schedule 4.12(b).

“Copyright Assignment Agreement” means a Copyright Assignment Agreement in the form set forth in Exhibit C.

“Copyrights” has the meaning set forth in the definition of “Intellectual Property”.

“Cut-Off Time” has the meaning set forth in Section 2.07(f)(i).

“De Minimis Amount” has the meaning set forth in Section 8.04(a).

“Deed” has the meaning set forth in Section 3.02(a)(ii).

“Debt Commitment Letter” has the meaning set forth in Section 5.07(a).

“Debt Financing” has the meaning set forth in Section 5.07(a).

“Debt Financing Commitments” has the meaning set forth in Section 5.07(a).

“Definitive Agreements” has the meaning set forth in Section 6.22(b).

“Designated Plan” means an employee benefit plan of Buyer or its Affiliates in a Relevant Jurisdiction that can provide benefits on a substantially comparable basis as the Relevant Pension Benefits in respect of each Transferred Employee’s service with Buyer under an Applicable Plan.

“Development Agreement” means, collectively, that certain Development Agreement between the City of Emeryville (the “City”) and Chiron Corporation (predecessor in interest to Seller) (“Chiron”) dated September 14, 1995, as amended by that certain First Amendment to Development Agreement dated June 5, 2001 between the City and Chiron Corporation, and that certain Participation Agreement between the City and Chiron Corporation dated August 5, 1995, as modified by the First Implementation Agreement and First Amendment to Participation Agreement between the City and Chiron dated June 5, 2001.

“Direct Claim” has the meaning set forth in Section 8.05(c).

“Disapplied Provisions” has the meaning set forth in Section 2.02(b).

“Disclosure Schedules” means the Disclosure Schedules delivered by Seller to Buyer concurrently with the execution and delivery of this Agreement.

“Disputed Amounts” has the meaning set forth in Section 2.07(c)(iv).

“Domain Names” has the meaning set forth in the definition of “Intellectual Property”.

“Domain Name Assignment Agreement” means a Domain Name Assignment Agreement in the form set forth in Exhibit E.

“Economic Sanctions Laws” has the meaning set forth in Section 4.17(c).

“Employee” means the employees of Seller or its Affiliates who work exclusively or primarily in the Business as of immediately prior to the Closing Date, including each of the employees of the Transferred Subsidiary as of immediately prior to the Closing Date, but excluding for the avoidance of doubt those employees listed on Schedule 1.1(a).  Schedule 4.20 lists all of the individuals who are Employees as at October 31, 2013, and such Schedule shall be updated by Seller upon Buyer’s request following the date hereof and prior to the Closing Date to reflect new hires and departures consistent with this Agreement.

“Employee Transfer Date” has the meaning set forth in Section 6.05(a).

“Encumbrance” means any charge, claim, pledge, lien (statutory or other), option, security interest, mortgage, easement, right of first refusal or restriction on a transfer of title.

“End Date” has the meaning set forth in Section 9.01(b).

“Environmental Claim” any Action arising under or relating to any Environmental Law or relating to the Release of, or exposure to, any Hazardous Material.

“Environmental Law” means any applicable Law relating to (i) injury to, or the pollution or the protection of the environment (including ambient air, soil, surface water, groundwater, sediments, subsurface strata and any indoor area, surface or physical medium) or (ii) human health and safety and occupational health and safety, to the extent clause (ii) relates to exposure to Hazardous Material.

“Environmental Permit” means any Permit required under or issued pursuant to Environmental Law.

“Equity Exception” has the meaning set forth in Section 4.02.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated thereunder.

“ERISA Affiliate” means any Person that is or would be deemed a “single employer” with Seller under Section 414(b), (c), (m) or (o) of the Code or Section 4001 of ERISA.

“Estimated Aggregate Net Trade Working Capital Adjustment Amount” has the meaning set forth in Section 2.07(b)(i).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and any successor statute thereto and the rules and regulations promulgated thereunder.

“Excluded Assets” has the meaning set forth in Section 2.02.

“Excluded Contracts” shall mean (i) the Transaction Documents, (ii) all Intra-Group Contracts, (iii) insurance contracts and policies of Seller and its Affiliates and (iv) any Contracts set forth on Schedule 2.02(k).

“Excluded Liabilities” has the meaning set forth in Section 2.04.

“Excluded Taxes” shall mean (i) all Liabilities of Seller or any Affiliate of Seller in respect of any Tax for any Tax period not arising out of or relating to the Purchased Assets with respect to the operation or conduct of the Business, and (ii) all Liabilities for any Tax otherwise arising out of or relating to the Purchased Assets with respect to the operation or conduct of the Business for any Pre-Closing Tax Period or Tax Liabilities of the Transferred Subsidiary for the Pre-Closing Tax Period, in each case including any obligation to indemnify or otherwise assume or succeed to the Tax Liability of any other Person.

“Fair Value” shall mean:

(i)                                     with respect to each unvested award of restricted stock or restricted stock units held by a Transferred Employee, in each case, denominated in ADSs or shares of Novartis AG, the product of (a) the number of ADSs or shares of Novartis AG issuable under such award and (b) an amount equal to (1) the remaining vesting period in months, measured from the last date of the month prior to the month during which the Closing Date occurs, divided by (2) the total vesting period in months, multiplied by (3) the price of an ADS or share of Novartis AG on the New York Stock Exchange or the SIX Swiss Exchange, as applicable, as of the close of trading on the Closing Date; provided, however, such amount shall be reduced (but not below zero) by the amount of any tax deductions available to Seller in connection with the acceleration of the vesting of such award in accordance with Section 6.05(h); and

(ii)                                  with respect to each unvested stock option, such fair value of the unvested portion of each stock option as determined by UBS, Novartis AG’s external independent market maker, in accordance with past practices; provided, however, such amount shall be reduced (but not below zero) by the amount of any tax deductions available to Seller in connection with the acceleration of the vesting of such award in accordance with Section 6.05(h);

“FDA” shall mean the United States Food and Drug Administration and any successor agency thereto.

“Fee Letter” has the meaning set forth in Section 5.07(b).

“Filing Party” has the meaning set forth in Section 5.07(b).

“Final Allocation Schedule” has the meaning set forth in Section 2.08(b).

“Financing” has the meaning set forth in Section 6.22(a).

“Financing Sources” means the Persons that have committed to provide or otherwise entered into agreements in connection with the Debt Financing Commitments in connection with the transactions contemplated hereby.

“FIRPTA Certificate” has the meaning set forth in Section 7.02(f).

“French APA” has the meaning set forth in the French Offer Letter.

“French Assumed Liabilities” means (i) those of the Assumed Liabilities that relate exclusively to that part of the Business conducted in France, (ii) all of the Assumed Liabilities which are Liabilities of Novartis Vaccines and Diagnostics S.A.S. and (iii) all of the Assumed Liabilities comprising Liabilities under the French Contract.

“French Business” means that part of the Business conducted in France comprising the French Purchased Assets, the French Assumed Liabilities and the French Employees.

“French Closing” has the meaning set forth in the French APA.

“French Contract” means the agreement dated as of December 1, 2009, by and between Novartis Vaccines and Diagnostics S.A.S. and Etablissement Français du Sang (as varied, amended or restated from time to time).

“French Employees” means those Employees employed by Novartis Vaccines and Diagnostics S.A.S.

“French Offer Letter” means the letter from Buyer to Seller in respect of the binding offer from Buyer to acquire the French Business and dated the same date as this Agreement.

“French Purchased Assets” means (i) those of the Purchased Assets that relate exclusively to that part of the Business conducted in France, (ii) all of the Purchased Assets held by Novartis Vaccines and Diagnostics S.A.S. and (iii) all of the Purchased Assets comprising rights under the French Contract.

“French Put Option Exercise” has the meaning set forth in the French Offer Letter.

“Governmental Authority” means any (i) nation, state, commonwealth, province, territory, county, municipality, district or other governmental jurisdiction or (ii) multi-national, federal, state, local, municipal, provincial, domestic, foreign or other governmental or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, ministry, court or other tribunal), exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government.

“Governmental Order” means any order, writ, judgment, injunction, stipulation, determination, ruling, or other award or decree of, by or with, or any settlement with, any Governmental Authority.

“Grifols” has the meaning set forth in the preamble.

“Hazardous Materials” means any material, substance, waste, pollutant or contaminant, in each case, whether naturally occurring or manmade, that is hazardous, acutely hazardous, toxic, or is described with words of similar import or is otherwise defined in or regulated under Environmental Laws, including any petroleum or petroleum-derived products, medical waste, infectious waste, radon, radioactive materials or wastes, asbestos in any form, lead or lead-containing materials, urea formaldehyde foam insulation and polychlorinated biphenyls.

“Health Care Law” shall mean all applicable Laws relating to patient care and human health and safety, including any such applicable Law pertaining to:  (i) the research, development, testing, production, manufacturing, marketing, transfer, distribution, pricing and sale of drugs and medical devices, including the United States Food, Drug and Cosmetics Act, as amended, and all related rules, regulations and guidelines, the United States Public Health Service Act and all related rules, regulations and guidelines, and equivalent applicable Laws of other applicable Governmental Authorities; (ii) any federal health care program (as such term is defined in 42 U.S.C. § 1320a-7b(f)), including those pertaining to providers of goods or services that are paid for by any federal health care program (as such term is defined in 42 U.S.C. § 1320a-7b(f)), including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7b(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.), the administrative False Claims Law (42 U.S.C. §

1320a-7b(a)), Sections 1320a-7 and 1320a-7a of Title 42 of the United States Code, Medicare (Title XVIII of the Social Security Act), Medicaid (Title XIX of the Social Security Act), and all related rules, regulations and guidelines of the foregoing and all equivalent applicable Laws of other applicable Governmental Authorities; (iii) transparency reports and reporting of certain financial relationships with health care providers, including the Physician Payment Sunshine Act (42 U.S.C. § 1320a—7h), and all related rules, regulations and guidelines of the foregoing and all equivalent applicable Laws of other applicable Governmental Authorities; (iv) any federal health care offenses (as such term is defined in 18 U.S.C. § 24(a)), and violations of, or conspiracies to violate 18 U.S.C. §§ 287, 371, 664, 666, 669, 1001, 1027, 1035, 1341, 1347, 1343, 1518 and 1954, and all related rules, regulations and guidelines of the foregoing and all equivalent applicable Laws of other applicable Governmental Authorities; and (v) the privacy and security of patient-identifying health care information, including the United States Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. 1320d et seq.) and all related rules, regulations and guidelines thereof and equivalent applicable Laws of other applicable Governmental Authorities, and each of (i) through (v) as may be amended from time to time.

“Health Care Permit” means any Permit issued, granted, given or made pursuant to any Health Care Law.

“HSBC Debt” has the meaning set forth in Section 6.28.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“IFRS” means the International Financial Reporting Standards as issued by the International Accounting Standards Board.

“Immunoassay Business” means the research, development, manufacture and commercialization of immunoassay antigens and antibodies to screen human donated blood and blood products, including blood intended for autologous use (but not for immunotherapeutic purposes), for use in the detection of hepatitis, retroviruses and peptides for the purpose of clinical diagnostics.

“Immunohematology Business” means the business of commercializing automatic and semi-automatic analyzers for processing blood-typing cards using gel agglutination technology.

“In-Bound Intellectual Property Licenses” means all licenses, sublicenses and other agreements by or through which other Persons, including any Seller Company or the Transferred Subsidiary, grant Seller exclusive or non-exclusive rights or interests in or to any Intellectual Property that is used or held for use in connection with, or is necessary for, the conduct of the Business, as currently conducted.

“Inactive Business Employee” has the meaning set forth in Section 6.05(a).

“Indebtedness” means, with respect to any Person, (i) all indebtedness for borrowed money, including for the payment of principal, interest, penalties, fees or other liabilities, or for the deferred purchase price of assets or services (other than current Accounts Payable), (ii) any other indebtedness that is evidenced by a note, bond, debenture or similar instrument, (iii) all obligations under capital lease obligations, (iv) all liabilities secured by any Encumbrance on any property or asset, (v) all obligations in respect of letters of credit, surety bond, debentures, promissory notes, performance bond or other guarantee of contractual performance, (vi) net obligations under interest rate or currency hedge, swap or similar agreements, (vii) all Indebtedness of others secured by a Encumbrance on any asset of such Person, (viii) all obligations that would be required to be reflected as debt on the balance sheet of such Person under IFRS, (ix) all obligations of such Person to purchase, redeem, retire, defease or otherwise acquire for value any capital stock of such Person or any warrants, rights or options to acquire such capital stock, valued, in the case of redeemable preferred stock, at the greater of its voluntary or involuntary liquidation preference plus accrued and unpaid dividend, and (x) to the extent not otherwise included, all guarantee obligations relating to clauses (i) — (ix) above.

“Indemnified Party” has the meaning set forth in Section 8.04(g).

“Indemnifying Party” has the meaning set forth in Section 8.04(g).

“Independent Accountants” has the meaning set forth in Section 2.07(c)(iv).

“Intellectual Property” means all of the following and similar intangible property and related proprietary rights, interests and protections, however arising, pursuant to the Laws of any jurisdiction throughout the world: (i) trademarks, service marks, trade names, brand names, logos, trade dress and other proprietary indicia of goods and services, whether registered, unregistered or arising by Law, and all registrations and applications for registration of such trademarks, including intent-to-use applications, and all issuances, extensions and renewals of such registrations and applications (collectively, “Trademarks”); (ii) internet domain names, whether or not trademarks, registered by any authorized private registrar or Governmental Authority (collectively, “Domain Names”); (iii) original works of authorship in any medium of expression, whether or not published, all copyrights (whether registered, unregistered or arising by Law), all registrations and applications for registration of such copyrights, and all issuances, extensions and renewals of such registrations and applications (collectively, “Copyrights”); (iv) confidential and proprietary information, including know-how and trade secret rights, technologies, techniques, processes, discoveries, concepts, ideas, research and development, formulas, patterns, compilations, compositions, manufacturing and production processes, programs, devices, technology, methods, technical data, procedures, designs, recordings, graphs, drawings, reports, analyses, specifications, customer lists, supplier lists, pricing and cost information and business and marketing plans and proposals throughout the world; (v) patented and patentable designs and inventions, all design, plant and utility patents, letters patent, utility models, pending patent applications and provisional applications and all issuances, divisions, continuations, continuations-in-part, reissues, extensions, reexaminations and renewals of such patents and applications (collectively, “Patents”); (vi) computer software (including source code), programs and databases in any form, and all documentation and program architecture associated therewith (“Software”); (vii) the right to prosecute, enforce, obtain damages relating to, settle or release any past, present, or future infringement; and (viii) any similar or equivalent rights to any of the foregoing throughout the world.

“Intellectual Property Assets” shall mean Business Intellectual Property and Co-Owned Intellectual Property, collectively.

“Intellectual Property Assignment and Agreement” means an Intellectual Property Assignment and Agreement in the form as set forth in Exhibit B, pursuant to which Seller shall assign to Buyer and its Affiliates (i) Seller’s entire right, title and interest in and to the Business Intellectual Property which includes the Intellectual Property that is listed in Schedule 4.12(a)), and (ii) one-half of Seller’s right, title and interest in and to the Co-Owned Intellectual Property, as listed in Schedule 4.12(b).

“Intellectual Property Licenses” means all (i) In-Bound Intellectual Property Licenses and (ii) Outbound Intellectual Property Licenses.

“Intellectual Property Registrations” means all Patents, Copyrights, Trademarks and Domain Names that are subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registrations and pending applications for any of the foregoing.

“Interim Statement of Net Assets” has the meaning set forth in Section 4.05(a).

“Intra-Group Contracts” means all Contracts to which the only parties are the Seller and/or any of its respective Affiliates.

“Inventory” means all inventory, finished goods, raw materials, work in progress, packaging, supplies, parts and other inventories.

“Iran Sanctions Act” has the meaning set forth in Section 4.17(c).

“Knowledge of Buyer” means the actual knowledge of [*], after reasonable inquiry.

“Knowledge of Grifols” means the actual knowledge of [*], after reasonable inquiry.

“Knowledge of Seller” means the (i) actual knowledge of [*] after reasonable inquiry (it being understood that reasonable inquiry by the individuals set forth in clause (i) shall not imply any obligation to make inquiries of individuals who were not prior to the announcement of this Agreement “insiders” with knowledge of the transactions contemplated hereby although if any such inquiry was made the knowledge obtained therefrom shall constitute actual knowledge) and (ii) actual knowledge of [*] after reasonable inquiry (it being understood that the reasonable inquiry by the individuals set forth in clause (ii) will be limited to a reasonable good faith inquiry of the individuals listed in clause (i)).

“Landlord” has the meaning set forth in Section 3.02(a)(iii).

“Law” means any statute, law, regulation, rule, code, Governmental Order, ordinance, constitution, treaty, common law, judgment, decree, directive or other requirement or rule of law issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Authority.

“Leased Real Property” means the real property listed on Schedule 4.11(b) together with all rights, title and interest of the Seller Companies or the Transferred Subsidiary in and to

leasehold improvements relating thereto, including, but not limited to, security deposits, reserves or prepaid rents paid in connection therewith.

“Leases” has the meaning set forth in Section 4.11(b).

“Lender” has the meaning set forth in Section 5.07(a).

“Liabilities” means liabilities, obligations or commitments of any nature whatsoever, asserted or unasserted, known or unknown, direct or consequential, absolute or contingent, accrued or unaccrued, matured or unmatured or otherwise.

“Losses” means losses, damages, liabilities, deficiencies, judgments, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys’ fees and the cost of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers; provided, however, that “Losses” shall not include punitive, indirect, special, consequential or contingent damages, except in the case of fraud or to the extent actually awarded to a Governmental Authority or other third party against an Indemnified Party.

“Material Adverse Effect” means any event, occurrence, fact, condition, change or effect that is, or would reasonably be expected to become, individually or in the aggregate, materially adverse to (a) the business, financial condition, assets or results of operations of the Business taken as a whole, or (b) the ability of Seller to consummate the transactions contemplated hereby on a timely basis; provided, however, that “Material Adverse Effect” shall not include any event, occurrence, fact, condition, change or effect, directly or indirectly arising out of or attributable to:

(i)                                     general political or economic conditions, general financial and capital market conditions (including interest rates) or general conditions in any of the industries in which the Business is engaged, or, in each case, any changes in them (including as a result of (A) an outbreak or escalation of hostilities involving Switzerland, the United States or any other country or the declaration by Switzerland, the United States or any other country of a national emergency or war, or (B) the occurrence of any other calamity or crisis (including any act of terrorism) or natural disaster or any change in financial, political or economic conditions in Switzerland, the United States or elsewhere);

(ii)                                  changes in Law, IFRS or any authoritative interpretations thereof;

(iii)                               any action required by this Agreement or any action taken (or omitted to be taken) with the written consent of or at the written request of Buyer;

(iv)                              any failure to meet Seller’s or any of its Affiliates’ internal forecasts for the Business (provided that this clause (iv) shall not be construed as providing that the circumstances or events giving rise to any such failure do not constitute or contribute to a Material Adverse Effect and, provided, further, that this clause (iv) shall not be construed as implying that Seller or any of its Affiliates is making any representation or warranty under this Agreement with regard to any internal forecasts for the Business); or

(v)                                 the announcement, disclosure or pendency of the sale of the Business, the execution of this Agreement or any other Transaction Document or the consummation of the transactions contemplated hereby or by any other Transaction Documents, provided, further, however, that any event, occurrence, fact, condition, change or effect referred to in clauses (i) or (ii) immediately above shall be taken into account in determining whether a Material Adverse Effect has occurred to the extent that such event, occurrence, fact, condition, change or effect has a disproportionate effect on the Business compared to other participants in the industries in which the Business operates.

“Material Contracts” has the meaning set forth in Section 4.07(a).

“Material Customers” has the meaning set forth in Section 4.13(a).

“Material Suppliers” has the meaning set forth in Section 4.13(b).

“NAT Business” means the research, development, manufacture and commercialization of nucleic acid tests (instruments, assays and services) to screen human donated blood and blood products, including blood intended for autologous use, for blood borne pathogens such as HIV, HBV, HCV and West Nile Virus.

“NAT Royalty Business” means the business of generating royalty revenue from licensees pursuant to the terms of the license agreements listed on Schedule 1.1(b).

“Net Trade Working Capital Rules” means the rules set forth on Exhibit D-II (which also sets forth, for illustrative purposes only, a computation of the Aggregate Net Trade Working Capital Amount as of the close of business on June 30, 2013.

“Novartis Corporation” has the meaning set forth in the preamble.

“OCD” means Ortho-Clinical Diagnostics, Inc. (successor-in-interest to Ortho Diagnostic Systems Inc.).

“OFAC” has the meaning set forth in Section 4.17(c).

“Organizational Documents” has the meaning set forth in Section 4.01(c).

“Other Current Assets” has the meaning set forth in Section 6.09.

“Other Liabilities” has the meaning set forth in Section 6.09.

“Outbound Intellectual Property Licenses” means all licenses, sublicenses and other agreements by or through which Seller grants to other Persons, including any Seller Company or the Transferred Subsidiary, exclusive or non-exclusive rights or interests in or to any Intellectual Property that is used or held for use in connection with, or is necessary for, the conduct of the Business, as currently conducted.

“Owned Real Property” means the real property listed on Schedule 4.11(a) together with all buildings, fixtures, structures and improvements situated thereon and all easements, rights-of-way and other rights and privileges appurtenant thereto.

“Patents” has the meaning set forth in the definition of “Intellectual Property”.

“Permits” means all permits, licenses, authorizations, approvals, registrations, certificates, waivers, qualifications, and similar rights issued by or obtained from any Governmental Authority.

“Permitted Encumbrances” has the meaning set forth in Section 4.09.

“Person” means an individual, corporation, partnership, joint venture, limited liability company, Governmental Authority, unincorporated organization, trust, association or other entity.

“Post-Closing Tax Period” shall mean any Tax period (or portion thereof) beginning after the Closing Date.

“Pre-Closing Tax Period” shall mean any Tax period (or portion thereof) ending on or before the Closing Date.

“Pre-Closing Net Trade Working Capital Statement” has the meaning set forth in Section 2.07(b)(i).

“Purchase Price” has the meaning set forth in Section 2.06.

“Purchased Assets” has the meaning set forth in Section 2.01.

“Real Property” means, collectively, the Owned Real Property and the Leased Real Property.

“Regulatory Materials” shall mean, with respect to a Seller Product:  regulatory applications and submissions (and any supplements or amendments thereto) under applicable Health Care Laws; any notifications, communications, correspondence, registrations, master files, and/or other filings made to, received from or otherwise conducted with a Governmental Authority under applicable Health Care Laws; records and other materials maintained to comply with applicable Health Care Laws (e.g., regarding current good manufacturing practices and quality system regulations); and records that are necessary in order to obtain Health Care Permits or other approvals from Governmental Authorities under applicable Health Care Laws for research, development, testing, production, manufacturing, marketing, transfer, distribution, pricing and sale of drugs or devices.

“Release” means any actual or threatened release, spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, leaching, dumping, abandonment, disposing or allowing to escape or migrate into the environment (including ambient air (indoor or outdoor), surface water, groundwater, land surface or subsurface strata).

“Relevant Jurisdiction” means the countries listed in the first column of the first table in Schedule 1.1(c).

“Relevant Pension Benefits” means the employee benefits in the form of benefit accrual or defined contribution that are provided by Seller in respect of each Transferred Employee in a Relevant Jurisdiction through an Applicable Plan.

“Remedy” has the meaning set forth in Section 6.09(b).

“Representative” means, with respect to any Person, any and all directors, officers, employees, managers, members agents, financial advisors, counsel, accountants and other representatives of such Person.

“Required Item” has the meaning set forth in Section 2.08(a).

“Resolution Period” has the meaning set forth in Section 2.07(c)(iii).

“Restricted Business” means the Business as conducted at Closing or within the two years preceding the Closing.

“Restricted Period” means the period commencing on the Closing Date and terminating on the second anniversary of the Closing Date.

“Review Period” has the meaning set forth in Section 2.07(c)(ii).

“Seconded Employee” means Cyrill Kellerhals.

“Securities Act” shall mean the Securities Act of 1933, as amended, and any successor statute thereto and the rules and regulations promulgated thereunder.

“Seller” has the meaning set forth in the preamble.

“Seller Closing Certificate” has the meaning set forth in Section 7.02(f).

“Seller Company” means Seller and each other entity listed in Schedule 1.1(e).

“Seller Fundamental Representations” has the meaning set forth in Section 7.02(a).

“Seller Indemnitees” has the meaning set forth in Section 8.03.

“Seller Obligations” has the meaning set forth in Section 6.20(a)(i).

“Seller Partner” shall mean any counterparty to a development, contract research, commercialization, manufacturing, distribution, sales, marketing, supply, consulting or other collaboration Contract with Seller or any Affiliate of Seller.

“Seller Products” means, with respect to the Business, any products developed, manufactured, marketed or distributed by or on behalf of Seller or any Affiliate of Seller.

“Seller’s Accountants” means PricewaterhouseCoopers.

“Senior Employee” means the head of the Business (who is currently Carsten Schroeder) and each of the direct reports to the head of the Business, who are currently Annielynn Santos, Reza Anayat, Karsten Kattmann, Marco Tamagno, David Dew, Matthew Powell, Scott Mackenzie, Andrea Meghrouni-Brown, Norbert Piel and Whitney Jones.

“Software” has the meaning set forth in the definition of “Intellectual Property”.

“Specified Excluded Businesses” means the businesses and activities of (i) Roche Holding AG, (ii) Genoptix, Inc. (doing business as Genoptix Medical Laboratory) and its wholly owned subsidiaries, Novartis Molecular Diagnostics, LLC and HistoRx, Inc. (and other activities of a similar type to those currently conducted), (iii) Novartis Institutes for BioMedical Research (and other activities of a similar type to those currently conducted) and (iv) any entity in which (x) pension or employee benefit plans or trusts for present or future employees of Seller or any of its Affiliates, (y) the Novartis Venture Funds or (z) the Novartis Foundation for Sustainable Development has made passive or non-controlling investments.  In addition, “Specified Excluded Businesses” includes the companion diagnostics and personalized medicine activities related to prophylactic and therapeutic treatments within Novartis Pharmaceutical Division (including the assets and businesses acquired from Vivacta Limited).

“Statement of Net Assets” has the meaning set forth in Section 4.05(a).

“Statement of Net Assets Date” means June 30, 2013.

“Statement of Net Assets Rules” means the rules set forth on Exhibit D-I (which also sets forth, for illustration purposes only, a computation of the Statement of Net Assets as of the close of business on June 30, 2013).

“Statement of Objections” has the meaning set forth in Section 2.07(c)(iii).

“Straddle Period” means any Tax period beginning on or prior to and ending after the Closing Date.

“Suspended Provisions” has the meaning set forth in Section 2.02.

“Tax” or “Taxes” means (i) all forms of taxation imposed by any U.S. federal, state, provincial, local, non-U.S. or other Governmental Authority, including income, alternative or add-on minimum, gross receipts, sales, use, goods and services, harmonized sales, transfer, gains, ad valorem, capital stock, franchise, profits, license, withholding, payroll, direct placement, employment, unemployment, excise, registration, severance, stamp, procurement, occupation, premium, property, escheat, environmental or windfall profit tax and other tax of any kind, customs, duties, charges, fees, levies, imposts and other similar charges and assessments, together with any interest, additions or penalties with respect thereto, (ii) Liability for the payment of any amounts of the type described in clause (i) as a result of being a member of an affiliated, consolidated, combined, unitary or aggregate group; (iii) Liability for the payment of any amounts as a result of an express obligation to indemnify any other Person with respect to the payment of any amounts of the type described in clause (i) or (ii); and (iv) Liability for the payment of any amounts as a result of transferee or successor liability with respect to the payment of any amounts of the type described in clause (i), (ii) or (iii).

“Tax Claim” has the meaning set forth in Section 6.0915(i).

“Tax Liability” means all Liabilities in respect of any Tax.

“Tax Return” means any return, declaration, report, claim for refund, information return or similar statement filed or required to be filed with respect to any Taxes, including any related or supporting information filed or required to be filed with respect to the foregoing (such as any schedule or attachment thereto), and including any amendment thereof.

“Territory” means any country in the world.

“Third Party Claim” has the meaning set forth in Section 8.05(a).

“Third Party Lease” has the meaning set forth in Section 4.11(c)(iv).

“Title Company” means Chicago Title Company, or such other title insurance company reasonably acceptable to Seller and Buyer.

“Title Policies” means, collectively, the Owner’s CLTA Policies of Title Insurance for the Owned Real Property, showing title to the Owned Real Property vested in Buyer or its designee, subject to the conditions of title contained therein.

“Trade Current Assets” means the Purchased Assets, and the assets of the Transferred Subsidiary, comprising Inventory and Accounts Receivable of the Business, presented in accordance with the Net Trade Working Capital Rules included in the line items set forth on Schedule 2.07(b).

“Trade Current Liabilities” means the Assumed Liabilities, and the liabilities of the Transferred Subsidiary, comprising Accounts Payable of the Business, presented in accordance with the Net Trade Working Capital Rules included in the line items set forth on Schedule 2.07(b).

“Trademarks” has the meaning set forth in the definition of “Intellectual Property”.

“Trademark Assignment Agreement” means a Trademark Assignment Agreement in the form set forth in Exhibit I.

“Transaction Agreements” means this Agreement, the Assignment and Assumption Agreement, each Assignment and Assumption of Lease, each Deed, the Transition Services Agreement, the French Offer Letter, the French APA, the Intellectual Property Assignment and Agreement and the Copyright, Domain Name and Trademark Assignment Agreement.

“Transaction Documents” means the Transaction Agreements and the other agreements and documents required to be executed by any party at the Closing pursuant to and in connection with the Transaction Agreements but excluding for the avoidance of doubt the Debt Commitment Letter and the Definitive Agreements.

“Transaction Expenses” means (i) any fees, costs and expenses of counsel, accountants or other advisors or service providers, in each case incurred or subject to reimbursement by Seller or any of its Affiliates, in each case in connection with the transactions contemplated by this Agreement or the other Transaction Documents (whether incurred prior to, on or after the date hereof); (ii) any brokerage, finders’ or other advisory fees, costs, expenses, commissions or similar payments, in each case incurred or subject to reimbursement by Seller or any of its Affiliates, in each case in connection with the transactions contemplated by this Agreement (whether incurred prior to, on or after the date hereof); (iii) except as set forth in Section 6.05(f), any fees, costs and expenses or payments related to any transaction bonus, discretionary bonus, change-of-control payment, success fee, retention payment, severance payment, sale bonus, phantom equity payout, “stay-put” or other compensatory payments made or payable to any current or former employee, director or independent contractor of Seller or any of its Affiliates, whether provided pursuant to an employment agreement or otherwise, as a result of the execution of this Agreement or the consummation of the transactions contemplated hereby, or in connection therewith, including any withholding and employment Taxes associated therewith, and including any such payments that are due after the Closing; or (iv) any and all other fees or payments payable by Seller or any of its Affiliates in connection with receipt of any consent or approval in connection with the transactions contemplated by this Agreement or any of the other Transaction Documents.

“Transfer Amount” means the value of assets attributable to the benefits accrued in respect of any Transferred Employee in an Applicable Plan at the time of transfer contemplated by Section 6.06, if any, and determined in accordance with the regulations of the relevant Applicable Plan and the applicable laws and normal practices of each Relevant Jurisdiction.

“Transfer Taxes” has the meaning set forth in Section 6.15(d).

“Transferred Employees” has the meaning set forth in Section 6.05(b). For the avoidance of doubt, the Seconded Employee shall not be a Transferred Employee.

“Transferred Subsidiary” means Novartis Vaccines and Diagnostics (HK) Limited.

“Transferred Subsidiary Shares” means all of the issued and outstanding shares of the Transferred Subsidiary.

“Transition Services Agreement” has the meaning set forth in Section 6.25.

“Value Added Tax” has the meaning set forth in Section 6.15(e).

“WARN Act” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state and local Laws related to plant closings, relocations, mass layoffs and employment losses, in each case as amended from time to time.

ARTICLE II
PURCHASE AND SALE

Section 2.01                            Purchase and Sale of Assets.  Subject to the terms and conditions set forth herein, at the Closing, Seller and its Affiliates shall sell, assign, transfer, convey and deliver, or shall cause to be sold, assigned, transferred, conveyed and delivered, to Buyer or one or more of its Affiliates, and Buyer or one or more of its Affiliates shall purchase from Seller and its Affiliates, free and clear of any Encumbrances, other than Permitted Encumbrances, all of Seller’s and its Affiliates’ right, title and interest in, to and under the assets, properties and rights of every kind and nature, whether real, personal or mixed, tangible or intangible (including goodwill), wherever located and whether now existing or hereafter acquired (other than the Excluded Assets and other than assets, properties and rights held by or contained in the Transferred Subsidiary, which assets, properties and rights held by or contained in the Transferred Subsidiary shall be transferred through the conveyance of the Transferred Subsidiary Shares), that exclusively or primarily relate to, or are exclusively or primarily used or held for use in connection with, the Business (collectively, the “Purchased Assets”), including the following to the extent that they exclusively or primarily relate to, or are exclusively or primarily used or held for use in connection with, the Business:

(a)                                 other than Excluded Contracts, all Contracts, purchase orders, proposals or bids (including the Collaboration Agreements);

(b)                                 if the Applicable Working Capital Date is December 31, 2013, all cash and equivalents generated after December 31, 2013, from the sale, transfer, liquidation or payment in respect of any Inventory and Accounts Receivable of the Business (but less any cash or cash equivalents used to satisfy any Accounts Payable of the Business) in each case as included in the Aggregate Net Trade Working Capital Amount;

(c)                                  all Business Books and Records, excluding those set forth in Section 2.02(i);

(d)                                 all personnel files and employees records related to Transferred Employees;

(e)                                  all rights, claims and benefits in, to or under, any and all confidentiality, non-disclosure, inventions or secrecy agreements with any Employee, consultant or other service provider;

(f)                                   all computing hardware, including personal computers, file servers, printers and networking equipment;

(g)                                  all Inventory, supplies, and other consumables;

(h)                                 all Permits, franchises, orders, variances and tax abatements solely to the extent such items may be assigned or transferred;

(i)                                     all Accounts Receivable and other current assets reflected on the Interim Statement of Net Assets on the line item “Other Current Assets” (such current assets, excluding any amounts shown as excluded items, the “Other Current Assets”) and assets consistent in type and magnitude with such assets that were created since the Statement of Net Assets Date;

(j)                                    the Owned Real Property set forth on Schedule 4.11(a) and all rights and benefits under the Leases for the Leased Real Property set forth on Schedule 4.11(b);

(k)                                 the Business Intellectual Property, including, for the avoidance of doubt, the Chiron Trademarks and an undivided one-half ownership interest in the Co-Owned Intellectual Property;

(l)                                     all machinery, vehicles, tools, equipment replacement and spare parts and supplies;

(m)                             any advertising, promotional, marketing materials and all similarly related materials;

(n)                                 all rights to telephone numbers (and related directory listings), email addresses, social media accounts (including Twitter, Facebook, Instagram and LinkedIn) and any internet listings;

(o)                                 all prepaid expenses, to the extent transferrable;

(p)                                 all security deposits, earnest deposits, and all other forms of security placed with Seller or any of its Affiliates for the performance of a Contract;

(q)                                 all goodwill; and

(r)                                    the Development Agreement, except as otherwise agreed by Buyer and Seller and only to the extent permissible in accordance with its terms and applicable state and local Laws.

To the extent any assets of the Business (other than Excluded Assets), within the descriptions of clauses (a) — (r) above are owned, or leased by any Affiliate of Seller other than a Transferred Subsidiary, and such items are included within the term “Purchased Assets,” then Seller shall cause each such Affiliate, at the Closing, to convey such Purchased Assets to Buyer or one of its Affiliates, in accordance with the provisions hereof.  For the avoidance of doubt, all assets of Seller or any of its Affiliates that are exclusively or primarily related to the Business, other than Excluded Assets and the assets of the Transferred Subsidiary, will be Purchased Assets.

Section 2.02                            Excluded Assets.  Notwithstanding the foregoing, the Purchased Assets shall not include any of the following:

(a)                                 any assets, properties or rights of any kind or nature, whether real, personal or mixed, tangible or intangible, wherever located and whether now existing or hereafter acquired, that do not exclusively or primarily relate to and are not exclusively or primarily used or held for use in connection with, the Business;

(b)                                 all Excluded Contracts;

(c)                                  other than as set forth in Section 2.01(b), any cash and cash equivalents, bank accounts and securities of Seller and its Affiliates (other than the Transferred Subsidiary);

(d)                                 other than the Real Property, any real property (including any buildings, fixtures, structures and improvements situated thereon and all easements, rights of way and other rights and privileges appurtenant thereto), any rights under any lease in respect of any real property (including all rights, title or interest in any leasehold improvements and any security deposits, reserves or prepaid rents in connection therewith) or any consent or license to occupy any real property;

(e)                                  Seller’s and its Affiliates’ retained undivided one-half interest in the Co-Owned Intellectual Property, and all other Intellectual Property other than the Business Intellectual Property;

(f)                                   except as otherwise set forth in Sections 6.05 or 6.06 of this Agreement, any Benefit Plan, all assets of any Benefit Plan and any right, title or interest in any Benefit Plan or relating thereto (including any trusts, insurance arrangements or other assets held pursuant to or set aside to fund any Benefit Plan);

(g)                                  any proceeds of any settlement of any claim with respect to amounts payable to Seller or any Affiliate by any third party in respect of the operation of the Business prior to the Closing Date (including the account receivable from OCD shown on Exhibit D-1);

(h)                                 any Tax refund (or credit) relating to any Excluded Tax;

(i)                                     the stock record books, minute books and other corporate books, registers and records of each Seller Company and its Affiliates (other than the Transferred Subsidiary) (including all Tax records; provided that the applicable Seller Company shall provide Buyer with copies of all Tax records (including Tax Returns) relating to the Purchased Assets);

(j)                                    any shares or equity interests in any Person (other than the Transferred Subsidiary); and

(k)                                 any other assets set forth on Schedule 2.02(k),

(clauses (a) through (k), collectively, the “Excluded Assets”).

Section 2.03                            Assumed Liabilities.  Subject to the terms and conditions set forth herein, at the Closing Buyer shall assume and agree to pay, perform and discharge the Assumed Liabilities but no other Liabilities.  Nothing contained in this Section 2.03 or in any instrument of assumption executed by Buyer or any of its Affiliates at the Closing shall release or relieve Seller from its representations, warranties, covenants and agreements contained in this Agreement or any certificate, schedule, instrument, agreement or document executed pursuant hereto or in connection herewith, including the obligations of Seller to indemnify subject to and in accordance with the provisions of Article VIII hereto.  “Assumed Liabilities” shall mean the following Liabilities of Seller or any of its Affiliates arising in connection with the Business, the Transferred Subsidiary or the Purchased Assets:

(a)                                 Liabilities reflected on the Accounts Payable line item of the Interim Statement of Net Assets and other Liabilities shown thereon reflected on the line items “Other Liabilities” and “Accruals and Other Current Liabilities (including provisions)” (collectively, excluding any amounts shown as excluded items, “Other Liabilities”) and Liabilities consistent in type and magnitude with the Liabilities reflected on the Accounts Payable line item of the Interim Statement of Net Assets and Other Liabilities that were incurred in the ordinary course of business since the Statement of Net Assets Date; and, without duplication, all Liabilities that will be shown on the Actual Net Trade Working Capital Statement;

(b)                                 (i) all Liabilities for any Tax arising out of or relating to the Purchased Assets with respect to the operation or conduct of the Business for any Post-Closing Tax Period and all Tax Liabilities of the Transferred Subsidiary for the Post-Closing Tax Period, and (ii) Taxes (including Transfer Taxes and Value Added Taxes) to the extent that they are the responsibility of Buyer pursuant to Section 2.07(f) or Section 6.15;

(c)                                  all Liabilities under the Assigned Contracts arising from facts, circumstances or events after the Closing Date, including Liabilities to (i) furnish goods, services or other non-cash benefits to another Person after the Closing Date, (ii) respond to warranty claims arising after the Closing Date for work done prior to the Closing Date, provided that this clause (ii) will not affect whether the underlying claim is an Assumed Liability or an Excluded Liability and with respect to this clause (ii) Seller will indemnify Buyer for reasonable out-of-pocket Losses incurred by Buyer in connection with its response to such warranty claims in accordance with the terms of Article VIII as if such out-of-pocket Losses were Excluded Liabilities, and (iii) pay for goods, services or other non-cash benefits that another Person will furnish to Buyer after the Closing Date;

(d)                                 all Liabilities under Environmental Laws, Health Care Laws or with respect to any environmental investigation, remediation, monitoring or other corrective action involving Hazardous Materials, but only to the extent arising from or in connection with the ownership, operation, conduct or condition of the Business, the Transferred Subsidiary or any of the Purchased Assets after the Closing Date; and

(e)                                  all Liabilities arising exclusively or primarily in connection with the Business, the Transferred Subsidiary or the Purchased Assets after the Closing Date, including the Financing and any other Indebtedness incurred on or after Closing.

Section 2.04                            Excluded Liabilities.  Notwithstanding the provisions of Section 2.03 or any other provision in this Agreement to the contrary, Buyer shall not assume and shall not be responsible to pay, perform or discharge any Excluded Liabilities.  Seller shall, and shall cause each applicable Affiliate to, pay and satisfy in due course all Excluded Liabilities that they are obligated to pay and satisfy in accordance with the terms hereof and shall indemnify, subject to and in accordance with Article VIII hereof, Buyer and its Affiliates against any Losses arising from all Liabilities of Seller or any of its Affiliates arising exclusively or primarily in connection with the Business, whether disclosed or undisclosed, whether known or unknown, other than the

Assumed Liabilities.  Without limiting the generality of the foregoing, the Excluded Liabilities shall mean any and all Liabilities of Seller or any of its Affiliates, other than the Assumed Liabilities, including the following:

(a)                                 the Liabilities expressly identified as Excluded Liabilities on Schedule 2.04;

(b)                                 any Liabilities resulting from a breach of contract by Seller or any of its Affiliates occurring prior to the Closing Date;

(c)                                  any Liabilities (other than Accounts Payable of the Business included in the Actual Net Trade Working Capital Statement and other than Other Liabilities) related to the (i) manufacture, (ii) sale or (iii) delivery of products by or behalf of Seller or any of its Affiliates or any Collaboration Partner, prior to the Closing Date;

(d)                                 all Liabilities to the extent related to the Excluded Assets;

(e)                                  (i) all Excluded Taxes and (ii) all Liabilities exclusively or primarily relating to the Business or any of the Purchased Assets for Taxes attributable to any period (or portion thereof) ending on or prior to the Closing Date, including all Taxes arising out of the Business or the Purchased Assets (such as any ad valorem, real or personal or intangible property, sales, personal, social security, employment or other Taxes) that are not due or assessed until after the Closing Date but that are attributable to any period (or portion thereof) ending on or prior to the Closing Date;

(f)                                   except as otherwise agreed in this Agreement (including Section 6.05 and Section 6.06) or in any other Transaction Document, all Liabilities with respect to compensation, employee benefits any Benefit Plan (including the operation or administration thereof) or any other Liability owed to, or in respect of, any current or former employees, directors, agents, independent contractors or other service providers of Seller or any of its Affiliates or ERISA Affiliates (or the beneficiaries or dependents thereof), whether or not Transferred Employees, that arise out of or relate to either (i) the employment or service provider relationship between Seller or its Affiliates or ERISA Affiliates and any such individuals or (ii) any events or conditions occurring before the Closing Date; but in each case excluding Liabilities relating to services performed on or after the Closing Date by Transferred Employees (or the beneficiaries or dependents thereof) or by directors, agents, independent contractors or other service providers, engaged by Buyer, which shall, for the avoidance of doubt, be Assumed Liabilities;

(g)                                  all Indebtedness;

(h)                                 all Liabilities (other than Accounts Payable of the Business included in the Actual Net Trade Working Capital Statement and other than Other Liabilities) exclusively or primarily relating to the Purchased Assets arising out of the conduct of the Business on or prior to the Closing Date;

(i)                                     any violation of Law or of any Permit applicable to the Business or any of the Purchased Assets or Assumed Liabilities occurring on or prior to the Closing Date;

(j)                                    all Liabilities under Environmental Laws, Health Care Laws or with respect to Hazardous Materials relating to the Business or any of the Purchased Assets but only to the extent arising from or in connection with the ownership, operation, conduct or condition of the Business, the Transferred Subsidiary or the Purchased Assets on or prior to the Closing Date, regardless of whether such Liabilities are asserted or incurred prior to, on or after the Closing Date, including any such Liabilities arising out of or relating to any environmental investigation, remediation, monitoring or other corrective action of or with respect to conditions existing prior to the Closing Date required in connection with Buyer’s closure or demolition after the Closing Date of Buildings F and H (but, for the avoidance of doubt, not including (non-environmental) closure or demolition costs);

(k)                                 all Liabilities arising out of or related to any Encumbrances on any Purchased Asset (including any pledge, mortgage or other lien granted in connection with any financing commitment or Liability), other than Permitted Encumbrances and such Liabilities arising out of the Financing or relating to the ownership, operation, use or disposition of the Purchased Assets after the Closing;

(l)                                     all Transaction Expenses and all Liabilities that Seller or any of its Affiliates has expressly agreed to retain, pay for or be responsible for pursuant to this Agreement;

(m)                             all Liabilities to the extent arising from the pending litigation set forth on Schedule 4.15 and any Action pending at the Closing or arising out of events, circumstances or facts existing on or prior to the Closing Date;

(n)                                 any Liability in respect of any Taxes that become a Liability of Buyer as a result of Buyer being the transferee of the Business and the Purchased Assets (either by operation of any Law or by final determination of a court of competent jurisdiction, whether sitting in Law or in equity) other than Taxes that are the responsibility of Buyer pursuant to Section 6.15;

(o)                                 all Liabilities arising from Contracts, assets or rights related to the Business or any of the Purchased Assets entered into by Seller or any of its Affiliates the rights and obligations of which for whatever reason cannot be conveyed, directly or indirectly, to Buyer or its Affiliates, including pursuant to Section 2.10;

(p)                                 any Liabilities to the extent relating to or arising out of the operations or businesses of Seller or any of its Affiliates other than the Business, the Transferred Subsidiary or the Purchased Assets; and

(q)                                 all Liabilities imposed on, or incurred by, the record owner of the Owned Real Property (including Buyer after its acquisition thereof) and that arise in respect of the payment obligations to the City of Emeryville under the Development Agreement.

Section 2.05                            Transferred Subsidiary.  Subject to the terms and conditions set forth herein, at the Closing, Seller and/or the applicable Seller Company shall sell, convey, assign, transfer and deliver to Buyer, free and clear of all Encumbrances, other than restrictions on transfer imposed by applicable Law, and Buyer shall purchase, acquire and accept from Seller and/or the applicable Seller Company, all of Seller and/or such Seller Company’s legal and beneficial right, title and interest in the Transferred Subsidiary Shares.

Section 2.06                            Purchase Price.  The aggregate purchase price for the Purchased Assets and the Transferred Subsidiary Shares shall be one billion six hundred and seventy five million dollars ($1,675,000,000), subject to adjustment pursuant to Section 2.07 hereof (as so adjusted, the “Purchase Price”), shall include the assumption of the Assumed Liabilities, and shall be paid in the timeframe and manner provided in Section 2.07.

Section 2.07                            Closing Payment; Purchase Price Adjustment.

(a)                                 Closing Payment.  At Closing, an amount equal to one billion six hundred and seventy five million dollars ($1,675,000,000), plus or minus, as applicable, the Estimated Aggregate Net Trade Working Capital Adjustment Amount shall be paid by wire transfer of immediately available funds by Buyer (or an Affiliate designated by Buyer) to Seller (either on behalf of itself or as agent for another Seller Company) to an account designated in writing by Seller to Buyer no later than two Business Days prior to the Closing Date. If the amount of cash at the Transferred Subsidiary at Closing is less than four million dollars ($4,000,000), the closing payment shall be reduced by the amount of the deficiency. If the amount of cash at the Transferred Subsidiary at Closing is greater than four million dollars ($4,000,000), the closing payment shall be increased by the amount in excess of four million dollars ($4,000,000).

(b)                                 Net Working Capital Adjustment.

(i)                                     Estimate.  At least five Business Days prior to the Closing Date, Seller will prepare and deliver to Buyer a statement (the “Pre-Closing Net Trade Working Capital Statement”) setting forth Seller’s good faith estimate of the Aggregate Net Trade Working Capital Adjustment Amount as of the Applicable Working Capital Date (the “Estimated Aggregate Net Trade Working Capital Adjustment Amount”), determined in accordance with the Net Trade Working Capital Rules.  The Pre-Closing Net Trade Working Capital Statement shall be substantially in the form of Schedule 2.07(b) and shall include supporting documentation for such estimate and any additional information reasonably requested by Buyer.  The Pre-Closing Net Trade Working Capital Statement delivered to Buyer shall be prepared by Seller having reasonably consulted with Buyer.  Buyer and Buyer’s Accountants shall have reasonable and timely access to the relevant Books and Records of Seller, the personnel of, and work papers prepared by, Seller and/or Seller’s Accountants to the extent that they relate to the Pre-Closing Net Trade Working Capital Statement and the calculation of the Estimated Aggregate Net Trade Working Capital Adjustment Amount, and to such financial information (to the extent in Seller’s possession) relating to the Pre-Closing Net Trade Working Capital Statement as Buyer may reasonably request for the purpose of reviewing the Pre-Closing Net Trade Working Capital Statement, provided that such access shall be in a manner that does not interfere with the normal business operations of Seller.

(ii)                                  Adjustment.  If the Estimated Aggregate Net Trade Working Capital Adjustment Amount is a positive number, the amount payable at Closing pursuant to Section 2.07(a) will be increased by an amount equal to such Estimated Aggregate Net Trade Working Capital Adjustment Amount.  If the Estimated Aggregate Net Trade Working Capital Adjustment Amount is a negative number, the amount payable at Closing pursuant to Section 2.07(a) will be decreased by an amount equal to such Estimated Aggregate Net Trade Working Capital Adjustment Amount.

(c)                                  Examination and Review.

(i)                                     Examination.  Within 60 days after the Closing Date, Buyer shall prepare, using the Net Trade Working Capital Rules applied consistently with their application in connection with the preparation of the Pre-Closing Net Trade Working Capital Statement, and deliver to Seller a statement setting forth its calculation of the Aggregate Net Trade Working Capital Adjustment Amount, which statement shall be substantially in the form of Schedule 2.07(b) (as adjusted pursuant to this Section 2.07(c), the “Actual Net Trade Working Capital Statement”).

(ii)                                  Review.  Seller shall have 40 days (the “Review Period”) to review the Actual Net Trade Working Capital Statement.  During the Review Period, Seller and Seller’s Accountants shall have reasonable and timely access to the relevant Books and Records of Buyer, the personnel of, and work papers prepared by, Buyer and/or Buyer’s Accountants to the extent that they relate to the Actual Net Trade Working Capital Statement and the calculation of the Aggregate Net Trade Working Capital Adjustment Amount, and to such historical financial information (to the extent in Buyer’s possession) relating to the Actual Net Trade Working Capital Statement as Seller may reasonably request for the purpose of reviewing the Actual Net Trade Working Capital Statement and to prepare a Statement of Objections (defined below), provided that such access shall be in a manner that does not interfere with the normal business operations of Buyer.

(iii)                               Objection.  On or prior to the last day of the Review Period, Seller may object to the Actual Net Trade Working Capital Statement by delivering to Buyer a written statement setting forth Seller’s objections in reasonable detail, indicating each disputed item or amount and the basis for Seller’s disagreement therewith (the “Statement of Objections”).  If Seller fails to deliver the Statement of Objections before the expiration of the Review Period, the Actual Net Trade Working Capital Statement and the Aggregate Net Trade Working Capital Adjustment Amount reflected in the Actual Net Trade Working Capital Statement shall be deemed to have been accepted by Seller.  If Seller delivers the Statement of Objections before the expiration of the Review Period, Buyer and Seller shall negotiate in good faith to resolve such objections within 20 days after the delivery of the Statement of Objections (the “Resolution Period”), and, if the same are so resolved within the Resolution Period, the Actual Net Trade Working Capital Statement and the actual Aggregate Net Trade Working Capital Adjustment Amount, with such changes as may have been previously agreed in writing by Buyer and Seller, shall be final and binding.

(iv)                              Resolution of Disputes.  If Seller and Buyer fail to reach an agreement with respect to all of the matters set forth in the Statement of Objections before expiration of the Resolution Period, then any amounts remaining in dispute (“Disputed Amounts”) shall be submitted for resolution to the New York City office of Ernst & Young or, if Ernst & Young is unable to serve, then the New York City office of Deloitte or, if Deloitte is unable to serve, then Buyer and Seller shall appoint by mutual agreement (or, if Buyer and Seller cannot agree within 20 days of the end of the Resolution Period, the President of the American Institute of Certified Public Accountants shall appoint) the office of an impartial internationally recognized firm of independent certified public accountants other than Seller’s Accountants or Buyer’s Accountants (the “Independent Accountants”) who, acting as experts and not arbitrators, shall resolve the Disputed Amounts only and make any adjustments to the Actual Net Trade Working Capital Statement and the actual Aggregate Net Trade Working Capital Adjustment Amount.  The parties hereto agree that all adjustments shall be made without regard to materiality.  The Independent Accountants shall only decide the specific items under dispute by the parties.  The Independent Accountants shall apply the Statement of Net Assets Rules and shall resolve all issues of interpretation, including legal and accounting issues, with respect to such Disputed Amounts, provided, however, that their decision with respect to each Disputed Amount must be within the range of values assigned to each such item in the Actual Net Trade Working Capital Statement and the Statement of Objections, respectively.

(v)                                 Fees of the Independent Accountants.  Seller shall pay a portion of the fees and expenses of the Independent Accountants equal to 100% multiplied by a fraction, the numerator of which is the amount of Disputed Amounts submitted to the Independent Accountants that are resolved in favor of Buyer (that being the difference between the Independent Accountants’ determination and Seller’s determination) and the denominator of which is the total amount of Disputed Amounts submitted to the Independent Accountants (that being the sum total by which Seller’s determination and Buyer’s determination differ from the determination of the Independent Accountants).  Buyer shall pay that portion of the fees and expenses of the Independent Accountants that Seller is not required to pay hereunder.

(vi)                              Determination by Independent Accountants.  The Independent Accountants shall make a determination as soon as practicable within 20 days (or such other time as Seller and Buyer shall agree in writing) after their engagement, and their resolution of the Disputed Amounts and their adjustments to the Actual Net Trade Working Capital Statement and/or the actual Aggregate Net Trade Working Capital Adjustment Amount shall be conclusive and binding upon the parties hereto in the absence of manifest error.

(d)                                 Payments of Adjustment Amounts.

(i)                                     If, following the determination of the Aggregate Net Trade Working Capital Adjustment Amount (as agreed between Seller and Buyer or as determined by the Independent Accountants), the Estimated Aggregate Net Trade Working Capital Adjustment Amount less the Aggregate Net Trade Working Capital Adjustment Amount is a positive number, then an amount equal to such excess shall be paid, within five Business Days, by Seller to Buyer (or its Affiliates, as applicable) by wire transfer of immediately available funds to such account as is directed by Buyer.  If, following the determination of the Aggregate Net Trade Working Capital Adjustment Amount (as agreed between Seller and Buyer or as determined by the Independent Accountants), the Estimated Aggregate Working Capital Adjustment Amount minus the Aggregate Net Trade Working Capital Adjustment Amount is a negative number, then an amount equal to such deficit shall be paid, within five Business Days, by Buyer to Seller by wire transfer of immediately available funds to such account as is directed by Seller (or its Affiliates, as applicable).

(e)                                  Adjustments for Tax Purposes.  Any payments made pursuant to Section 2.07 shall be treated as an adjustment to the Purchase Price by the parties for Tax purposes, unless otherwise required by Law.

(f)                                   Real Property Prorations and Expenses.

(i)                                     Prorations.  Each of the following shall be apportioned between Seller and Buyer as of the close of business on the day immediately preceding the Closing Date (the “Cut-Off Time”), on the basis of the actual number of days of the month that shall have elapsed as of the Cut-Off Time and based upon the actual number of days in the month and a 365 day year:  (A) water, sewer, gas, electric, vault and fuel charges, if any (unless separately billed to Seller for usage prior to the Cut-Off Time and to Buyer from and after the Cut-Off Time); (B) real estate Taxes, and general or special assessments on the Real Property, or any other governmental Tax or charge levied or assessed against the Real Property, but, in each case, only for the annual installment for the fiscal year in which the Closing Date occurs; and (C) any other charge, amount, cost or expense customarily prorated in the jurisdiction in which the Real Property is located, including rent, security deposits, prepaid rents and other credits, free rent credits, and credits in respect of tenant improvements, leasing commissions and capital expenditures.  The parties acknowledge and agree that the purpose and intent of the provisions set forth in this Section 2.07(f) as to prorations and adjustments is that Seller shall bear the expenses of the ownership and operation of the Real Property for which buyers and sellers would customarily prorate or apportion and shall receive the income therefrom accruing through the Cut-Off Time and Buyer shall bear such expenses and receive such income accruing thereafter.  To the extent the adjustments described in this Section 2.07(f) cannot be made at Closing because applicable amounts cannot be finally ascertained, the parties shall make such adjustments at Closing based on the best available information, subject to reasonably prompt adjustment upon receipt of the final report, distribution or other evidence of the applicable amounts as herein provided.  The foregoing allocations and adjustments shall be shown on a closing statement (with such supporting documentation as the parties may reasonably require being attached as exhibits to such statement) and shall increase or decrease (as the case may be) the Purchase Price payable by Buyer.  Any discrepancy resulting from such recomputation and any errors or omissions in computing apportionments at or after the Closing shall be promptly corrected.

(ii)                                  Seller’s Fees and Costs.  In connection with the Closing, Seller will pay (A) the fee for a CLTA title policy for the Owned Real Property, and (B) typical seller recording costs, including the recordation costs of recording the Deeds.

(iii)                               Buyer’s Fees and Costs.  In connection with the Closing, Buyer will pay (A) the costs of any endorsements reasonably required by Buyer including the cost of upgrading the CLTA title policy to an ALTA extended coverage policy and an ALTA survey, and (B) typical buyer recording costs, including the recording fees for deeds of trusts, if any.

Section 2.08                            Allocation of Purchase Price.

(a)                                 Seller and Buyer agree that the Purchase Price (and any adjustments thereto) and the Assumed Liabilities shall be allocated for tax purposes among the Purchased Assets, the Transferred Subsidiary Shares and the covenant not to compete that is described in Section 6.08 in accordance with Section 1060 of the Code and any similar provision of non-U.S. tax Law (the “Allocation”).  Prior to the Closing Date, Buyer and Seller shall reach an agreement as to the allocation of Purchase Price and Assumed Liabilities to those Purchased Assets or Transferred Subsidiary Shares that are subject to Transfer Taxes or Value Added Taxes or where a valuation of a particular Purchased Asset or Transferred Subsidiary Shares prior the Closing is otherwise required by Law (each a “Required Item”).  If Seller and Buyer are unable to agree to an allocation prior to the Closing Date as to a Required Item, the parties shall submit the dispute to the Independent Accountant for resolution under Section 2.08(d) of any disputed items.

(b)                                 Buyer and Seller shall negotiate in good faith to further allocate the Purchase Price and Assumed Liabilities among the Purchased Assets and Transferred Subsidiary Shares for which an allocation was not done prior to Closing within 90 calendar days after the Closing Date.  If Buyer and Seller reach written agreement within such 90 day period, the Allocation, as so amended, shall become binding upon Buyer and Seller and shall be the Final Allocation Schedule (the “Final Allocation Schedule”).  Buyer and Seller shall file all Tax Returns consistent with the Final Allocation Schedule, unless otherwise required by applicable Law, and shall take no position inconsistent with the Final Allocation Schedule in any proceeding before any Governmental Authority or otherwise.

(c)                                  If Seller and Buyer are unable to agree to an Allocation pursuant to Section 2.08(b), each party may file all Tax Returns (including IRS Form 8594) in a manner that it, in good faith, reasonably deems to be correct, except as provided in Section 2.08(a) and Section 2.08(d) relating to the Required Items.

(d)                                 The Independent Accountant shall make a final determination as to the allocation relating to any Required Item before the Closing Date.  The allocation, as it relates to any Required Item, shall be amended accordingly to reflect the Independent Accountant’s determination and shall become part of the Final Allocation Schedule, and Buyer and Seller shall file all Tax Returns and not take any position before any Governmental Authority inconsistent with such Allocation for the Required Items, unless otherwise required by applicable Law.  The fees and expenses of the Independent Accountant shall be borne equally by Buyer and Seller.

Section 2.09                            Withholding Tax.  Notwithstanding anything in this Agreement to the contrary, Buyer or any of its designated Affiliates or permitted assigns pursuant to Section 10.08 (and their respective agents) shall be entitled to deduct and withhold from the Purchase Price and any other payments otherwise payable pursuant to the Transaction Documents to Seller (or the applicable Seller Company) such amounts as Buyer or its Affiliates is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of U.S. state, local or non-U.S. tax Law.  To the extent that amounts are so withheld and paid over to the appropriate Governmental Authority by Buyer or its Affiliates, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the applicable Seller Company.  The parties hereto shall collaborate in good faith to reduce, exempt or obtain reimbursement of withholding tax, including providing, upon reasonable request, documents, forms, confirmations or applications as needed under applicable double tax treaties.

Section 2.10                            Third Party Consents.  To the extent that Seller’s or any of its Affiliates’ rights under any Contract or Permit, including any Environmental Permit or Health Care Permit, constitute a Purchased Asset that may not be assigned to Buyer without the consent or waiver, or the taking of any other action, of another Person that has not been obtained by Closing, this Agreement shall not constitute an agreement to assign the same if an attempted assignment would constitute a breach thereof or be unlawful until such consent or waiver has been obtained or such other action has been taken, and the parties shall cooperate in obtaining such consent or waiver or in taking such required action, as applicable.  With respect to the Contracts and Permits for which a required consent or waiver has not been obtained on or prior to Closing (or, in respect of the French Business, the French Closing), Seller, at its expense, shall use its commercially reasonable efforts to obtain any such required consent(s) or waiver(s), or to take such action, as applicable, as promptly as possible after Closing and until such required consents are obtained (provided that nothing herein shall affect Seller’s obligations as set forth in Section 6.09(e)).  Buyer shall give all reasonable assistance to Seller (at Seller’s request and expense) to obtain such required consent(s) or waiver(s).  If any such consent or waiver shall not be obtained by Closing or if any attempted assignment would be ineffective or would materially impair Buyer’s rights under the Purchased Asset in question so that Buyer would not in effect acquire the benefit of all such rights, Seller and Buyer shall cooperate in good faith to establish a reasonable arrangement designed to provide the economic benefits and burdens of such ownership of such Contracts or Permits to Buyer.  Notwithstanding any provision in this Section 2.10 to the contrary, Buyer shall not be deemed to have waived its rights under Section 6.09 hereof unless and until Buyer either provides written waivers thereof or elects to proceed to consummate the transactions contemplated by this Agreement at Closing.

ARTICLE III
CLOSING

Section 3.01                            Closing.  Subject to the terms and conditions of this Agreement, the consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Allen & Overy LLP, 1221 Avenue of the Americas, New York, New York 10020, at 10:00 am Eastern Standard Time, on the later of (a) January 3, 2014, and (b) the third Business Day after all of the conditions to Closing set forth in Article VII are either satisfied or waived (other than conditions that, by their nature, are to be satisfied on the Closing Date); provided, however, if clause (b) is the later date, then the Closing shall occur on the last calendar day of the month during which clause (b) is satisfied; or otherwise at such other time, date or place as Seller and Buyer may mutually agree upon in writing.  The date on which the Closing is to occur is herein referred to as the “Closing Date.”

Section 3.02                            Closing Deliverables.

(a)                                 At the Closing, Seller shall deliver (or cause to be delivered) to Buyer the following (except to the extent held by or contained in the Transferred Subsidiary), provided that, in respect of the items referred to in clauses (ii)(b), (ix) and (x) of this Section 3.02, such obligation to deliver shall be satisfied by such documents being located on premises that will be owned, leased or otherwise controlled by Buyer following Closing or otherwise provided to Buyer or its Affiliates as soon as reasonably practicable following Closing (and, in the case of clause (a)(ix) of this Section 3.02, following the timely separation of such Business Books and Records from any other Books and Records of the Seller which Seller will aim to accomplish as soon as reasonably practicable):

(i)                                     one or more assignment and assumption agreements substantially in the form of Exhibit A (each, an “Assignment and Assumption Agreement”) and duly executed by Seller and each other Seller Company, effecting the assignment to and assumption by Buyer of the Purchased Assets and the Assumed Liabilities;

(ii)                                  with respect to each Owned Real Property, (A) a grant deed (together with a statement of tax due and request that tax declaration not be made a part of the permanent record (pursuant to Section 11932 R&T Code of the State of California and a preliminary change of ownership form)) in form and substance reasonably satisfactory to Seller and Buyer (each, a “Deed”), conveying Seller’s or the applicable Seller Company’s, as applicable, right, title and interest in and to the Owned Real Property to Buyer or its designee, and duly executed by Seller or the applicable Seller Company, and (B) the Title Policies in accordance with and subject to Section 6.17;

(iii)                               with respect to each Lease, (A) an assignment and assumption of lease in form and substance reasonably satisfactory to Seller and Buyer (each, an “Assignment and Assumption of Lease”) and duly executed by Seller, (B) the applicable landlord’s (each, a “Landlord”) consent to each such Assignment and Assumption of Lease, to the extent the same is required under the applicable Lease, and (C) an estoppel certificate from each Landlord with respect to its applicable Lease in form and substance reasonably satisfactory to Buyer;

(iv)                              (A) the Intellectual Property Assignment and Agreement, duly executed by Seller; and (B) the Copyright Assignment Agreement duly executed by Seller; (C) the Domain Name Assignment Agreement, duly executed by Seller; and (D) the Trademark Assignment Agreement, duly executed by Seller;

(v)                                 the Transition Services Agreement, duly executed by Seller;

(vi)                              the Seller Closing Certificate;

(vii)                           the FIRPTA Certificates, California Form 593(c) and any other certificate or similar document that may be required by any Governmental Authority in order to relieve Buyer of any obligation to withhold any portion of the Purchase Price;

(viii)                        the following documents with respect to the Transferred Subsidiary Shares:

(A)                               a duly executed original instrument of transfer in favor of Buyer and duly executed original sold contract note in respect of the Transferred Subsidiary Shares;

(B)                               share certificates representing the Transferred Subsidiary Shares;

(C)                               copies of the minutes of meeting of the directors of the Transferred Subsidiary authorizing: (1) the registration of the transfer of such Transferred Subsidiary Shares and Buyer as the registered holder of the Transferred Subsidiary Shares; (2) the amendment of the existing mandates for the operation of each of the Transferred Subsidiary’s bank accounts to take effect immediately on Closing; and (3) the appointment of new directors of the Transferred Subsidiary with individuals designated by Buyer;

(D)                               the statutory books of the Transferred Subsidiary, the Organizational Documents and the common seal (if any) of the Transferred Subsidiary; and

(E)                                written resignations to take effect from Closing of all the directors and officers of the Transferred Subsidiary, in each case duly executed and relinquishing any right against the Transferred Subsidiary for loss of office or otherwise.

(ix)                              all of the Business Books and Records of Seller relating exclusively or primarily to the Business, except as otherwise required by Law;

(x)                                 all Permits, including Environmental Permits and Health Care Permits, necessary for the operation of the Business, to the extent transferable; and

(xi)                              such other customary instruments of transfer, assumption, filings or documents, in form and substance reasonably satisfactory to Buyer, as may be required to give effect to this Agreement or the other Transaction Documents.

(b)                                 At Closing, Buyer shall deliver to Seller the following:

(i)                                     the amount payable by Buyer (or an Affiliate designated by Buyer) pursuant to Section 2.07(a);

(ii)                                  with respect to each Seller Company, an Assignment and Assumption Agreement duly executed by Buyer;

(iii)                               with respect to each Lease, an Assignment and Assumption of Lease duly executed by Buyer;

(iv)                              (A) the Intellectual Property Assignment and Agreement, duly executed by Buyer; (B) the Copyright Assignment Agreement duly executed by Buyer; (C) the Domain Name Assignment Agreement, duly executed by Buyer; and (D) the Trademark Assignment Agreement, duly executed by Buyer;

(v)                                 the Transition Services Agreement, duly executed by Buyer;

(vi)                              the Buyer Closing Certificate; and

(vii)                           a duly executed original bought contract note in respect of the Transferred Subsidiary Shares.

Section 3.03                            Hong Kong Stamp Duty Filing and Related Procedures.

(a)                                 As soon as reasonably practicable after Closing (and in any event within 30 days after Closing or, where the sale and purchase of the Transferred Subsidiary Shares is effected in Hong Kong, within three days after Closing), Buyer shall submit duly executed original instrument of transfer and duly executed original bought and sold notes in respect of the Transferred Subsidiary Shares, together with all other supporting documents, to the Hong Kong Inland Revenue Department to request for an adjudication, and each of Buyer and Seller shall, in accordance with Section 6.15(d), pay the stamp duty in accordance with the amount as adjudicated by the Hong Kong Inland Revenue Department within two Business Days from such adjudication.

(b)                                 Within two Business Days from the date on which the duly stamped original instrument of transfer and duly executed original bought and sold contract notes are returned to Buyer by the Hong Kong Inland Revenue Department, Buyer shall procure (and, if necessary, Seller shall take all actions to effect the same):

(i)                                     the removal of Seller’s name in the register of members of the Transferred Subsidiary in respect of the Transferred Subsidiary Shares and procure the entry of Buyer’s name in the register of members of the Transferred Subsidiary as the legal owner of the Transferred Subsidiary Shares; and

(ii)                                  the issuance of the share certificates representing the Transferred Subsidiary Shares to Buyer.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF SELLER

Except as set forth in the Disclosure Schedules, Seller hereby represents and warrants to Buyer as follows:

Section 4.01                            Organization and Qualification.

(a)                                 Seller is a corporation duly organized, validly existing and in good standing under the Laws of Delaware and has full corporate power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the Business as currently conducted, except where the failure to be in good standing would not have a Material Adverse Effect.  Each Seller Company (other than Seller) and the Transferred Subsidiary is duly organized, validly existing and, to the extent legally applicable, in good standing under the Laws of its jurisdiction of formation and has full power and authority to own, operate or lease the properties and assets now owned, operated or leased by it and to carry on the portion of the Business as currently conducted by it, except where the failure to be in good standing would not have a Material Adverse Effect.  Novartis Corporation is a corporation duly organized, validly existing and in good standing under the laws of New York.

(b)                                 Each Seller Company and the Transferred Subsidiary is duly licensed or qualified to do business and, to the extent legally applicable, is in good standing in each jurisdiction in which the ownership of the Purchased Assets or the operation of the portion of the Business as currently conducted by it makes such licensing or qualification necessary, except where the failure to be so licensed, qualified or in good standing would not have a Material Adverse Effect.

(c)                                  Seller has made available to Buyer prior to the date of this Agreement true, complete and correct copies of the articles of incorporation, bylaws, or other similar organizational documents or operating agreements, as applicable, including all amendments thereto (collectively, the “Organizational Documents”) of the Transferred Subsidiary.  Such Organizational Documents are in full force and effect, and the Transferred Subsidiary is not in violation of any provision thereunder.

Section 4.02                            Authority.  Each of Novartis Corporation and each Seller Company has full power and authority to enter into the Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder and, subject to the terms and conditions herein and therein, to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Novartis Corporation and each Seller Company of any Transaction Document to which it is a party, the performance by it of its obligations hereunder and thereunder and, subject to the terms and conditions herein and therein, the consummation of the transactions contemplated hereby and thereby have been duly authorized by all requisite corporate or other similar action on the part of Novartis Corporation or such Seller Company, as applicable.  This Agreement has been duly executed and delivered by Novartis Corporation and Seller, and (assuming due authorization, execution and delivery by the other parties hereto) this Agreement constitutes a legal, valid and binding obligation of Novartis Corporation and Seller enforceable against Novartis Corporation and Seller, as applicable, in accordance with its terms, except as limited by (a) applicable bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance, preferential transfers and other similar Laws of general application affecting enforcement of creditors’ rights generally (the “Bankruptcy Exception”) and (b) the effect of general principles of equity (regardless of whether such enforceability is considered in a proceeding in equity or at Law) (the “Equity Exception”).  When each other Transaction Document to which each of Novartis Corporation and each Seller Company is or will be a party has been duly executed and delivered by Novartis Corporation or such Seller Company, as applicable, (assuming due authorization, execution and delivery by each other party thereto), such Transaction Document will constitute a legal and binding obligation of Novartis Corporation or such Seller Company, enforceable against it in accordance with its terms, except as limited by the Bankruptcy Exception and the Equity Exception.

Section 4.03                            No Conflicts; Consents.  (a) The execution, delivery and performance by Novartis Corporation and each Seller Company of the Transaction Documents to which it is a party, and, subject to the terms and conditions herein and therein, the consummation of the transactions contemplated hereby and thereby, do not and will not:  (i) conflict with or result in a violation or breach of, or default under, any provision of the Organizational Documents of Novartis Corporation, any Seller Company or the Transferred Subsidiary; (ii) conflict with or result in a violation or breach of any provision of any Law, including Environmental Law or Health Care Law, or any Governmental Order or material Permit (other than a Health Care Permit) applicable to such Seller Company or the Transferred Subsidiary, the Business or the Purchased Assets; (iii) require the consent or other action by any Person (other than Buyer, Seller or any of their respective Affiliates) under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would in any respect constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Material Contract to which any Seller Company or the Transferred Subsidiary is a party or by which any Seller Company or the Transferred Subsidiary or the Business is bound or to which any of the Purchased Assets or any material assets of the Transferred Subsidiary are subject (including any Assigned Contract) except, in the case of each of clauses (ii) and (iii), any such violations, breaches, defaults or conflicts as would not be material to the Business or would not result in the loss of a material benefit or material right or (iv) result in the creation or imposition of any Encumbrance (other than Permitted Encumbrances) on any material Purchased Assets or any material assets of the Transferred Subsidiary.

(b)                                 No consent by or Permit from any Governmental Authority is required by any Seller Company or the Transferred Subsidiary to execute, deliver and perform the Transaction Documents to which it is a party and, subject to the terms and conditions therein, to consummate the transactions contemplated hereby and thereby, except (i) as may be required under the HSR Act and other applicable premerger notification requirements set forth on Schedule 4.03; (ii) where the failure to obtain make or give such consent or Permit would not materially impair or materially delay the ability of the Seller Companies to perform their obligations under the Transaction Documents; or (iii) as may be necessary as a result of any facts or circumstances relating to Buyer or its Affiliates.

Section 4.04                            Transferred Subsidiary.

(a)                                 Capitalization; Ownership.  Schedule 4.04(a) sets forth the names of, and ownership percentage or amount owned by, each owner of the Transferred Subsidiary Shares.  All of the outstanding Transferred Subsidiary Shares have been duly authorized, are validly issued, fully paid and nonassessable and are free of preemptive rights and were not issued in violation of any preemptive rights.  All issued and outstanding Transferred Subsidiary Shares and the certificates representing such Transferred Subsidiary Shares are owned of record and beneficially by the owners as set forth on Schedule 4.04(a), free and clear of all Encumbrances, other than restrictions on transfer imposed by applicable Law.

(b)                                 Share Ownership.  Each shareholder of the Transferred Subsidiary is the record and beneficial owner of the number of shares set opposite such shareholder’s name on Schedule 4.04(a).  No shareholder owns any securities issued by the Transferred Subsidiary that are not listed on Schedule 4.04(a).  There are no outstanding or authorized options, warrants, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the Transferred Subsidiary Shares or obligating the Transferred Subsidiary or any owner of or the Transferred Subsidiary Shares to issue or sell any shares of capital stock of, or any other equity interest in, the Transferred Subsidiary.  The Transferred Subsidiary does not have any outstanding or has not authorized any stock appreciation, phantom stock, profit participation or similar rights.  There are no voting trusts, stockholder agreements, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Transferred Subsidiary Shares.

(c)                                  Good Title Conveyed.  The stock certificates, stock powers, endorsements, assignments and other instruments to be executed and delivered by the shareholders of the Transferred Subsidiary to Buyer at the Closing pursuant to Section 3.02(a)(viii) and Section 3.03 will be valid and binding obligations of such shareholders, enforceable in accordance with their respective terms, and, assuming Buyer has the requisite power and authority to be the lawful owner of the Transferred Subsidiary Shares, will effectively vest in Buyer good, valid and marketable legal and beneficial title to and interest in the Transferred Subsidiary Shares as contemplated by this Agreement free and clear of all Encumbrances, other than restrictions on transfer imposed by applicable Law or arising from acts of Buyer or its Affiliates.

Section 4.05                            Financial Information; Undisclosed Liabilities; Business Books and Records.

(a)                                 True, complete and correct copies of the unaudited statements of net assets of the Business (including, for the avoidance of doubt, the French Business) as at June 30, 2013 (the “Interim Statement of Net Assets”), and as at December 31, 2011, and December 31, 2012 (collectively with the Interim Statement of Net Assets, the “Statements of Net Assets”), are attached hereto as Schedule 4.05.  The Statements of Net Assets have been prepared, in all material respects, in accordance with the Statement of Net Assets Rules.  Subject to the Statement of Net Assets Rules, the Statements of Net Assets fairly present in all material respects the financial position of the Business as of the date it was prepared.

(b)                                 None of the Seller Companies or their respective Affiliates has any Liabilities with respect to the Business, the Purchased Assets or the Transferred Subsidiary, except (i) those that are adequately reflected or reserved against in the Interim Statement of Net Assets as of the Statement of Net Assets Date; (ii) those that have been incurred in the ordinary course of business consistent with past practice since the Statement of Net Assets Date and that are not, individually or in the aggregate, material in amount; and (iii) those that would not have a Material Adverse Effect.

(c)                                  The Business Books and Records are complete and correct in all material respects.  The books of account, minute books, stock record books and other records of the Transferred Subsidiary are complete and correct in all material respects and have been maintained in accordance with sound business practice.  True, complete and correct copies of all minute books and all stock record books of the Transferred Subsidiary have been provided to Buyer.

Section 4.06                            Absence of Certain Changes, Events and Conditions.  From the Statement of Net Assets Date until the date hereof, except as contemplated by this Agreement (a) the Seller Companies and their respective Affiliates have conducted the Business in all material respects in the ordinary course of business and would have been in compliance in all material respects with Section 6.01(b), (f), (h), (i) and (m) had such sections been in effect and (b) there has not been a Material Adverse Effect.

Section 4.07                            Material Contracts.

(a)                                 Schedule 4.07(a) lists each of the following Contracts (other than Excluded Contracts) to which any of the Seller Companies or any of its Affiliates (including the Transferred Subsidiary) is a party and that relates exclusively or primarily to the Business or by which any of the Purchased Assets are bound:

(i)                                     Contracts involving an aggregate consideration in calendar year 2012 in excess of $5.0 million and that, in each case, cannot be cancelled without penalty or on less than 60 days’ notice;

(ii)                                  Contracts involving an aggregate consideration in calendar year 2012 in excess of $5.0 million that provide for the indemnification of any Person or the assumption of any Tax, environmental or other Liability of any Person;

(iii)                               Contracts that were entered into after January 1, 2011, that relate to the acquisition or disposition of any material business, a material amount of stock or assets of any other Person or any material real property (whether by merger, sale of stock, sale of assets or otherwise);

(iv)                              broker, distributor, dealer, manufacturer’s representative, franchise, agency, sales promotion, market research, marketing consulting and advertising Contracts involving an annual aggregate consideration in calendar year 2012 in excess of $5.0 million;

(v)                                 Contracts with independent contractors or consultants (or similar arrangements including third party providers), in each case involving an aggregate consideration in excess of $200,000 annually and that are not cancellable without material penalty or without more than 90 days’ notice;

(vi)                              except for Contracts relating to ordinary course trade receivables, all Contracts relating to Indebtedness (including any guarantees) involving an annual aggregate consideration in excess of $5.0 million;

(vii)                           all Contracts with any Governmental Authority involving an annual aggregate consideration in calendar year 2012 in excess of $5.0 million;

(viii)                        Contracts (other than any licenses) that limit or purport to limit the ability of the Business to compete or perform services in any line of business or with any Person or in any geographic area or during any period of time;

(ix)                              all joint venture, partnership or similar Contracts;

(x)                                 Contracts for the sale of any of the Purchased Assets or assets of the Transferred Subsidiary involving consideration in excess of $5.0 million or for the grant to any Person of any option, right of first refusal or preferential or similar right to purchase any of the Purchased Assets involving consideration in excess of $5.0 million, excluding in each case the sale of Inventory in the ordinary course of business;

(xi)                              collective bargaining agreements or similar Contracts with any union, works council or other labor organization;

(xii)                           Assigned Contracts involving an aggregate consideration in calendar year 2012 in excess of $5.0 million;

(xiii)                        other than the Collaboration Agreements, all Contracts that are material to the relationship of Seller or any of its Affiliates to either Gen-Probe Incorporated (or its successors and assigns, including Hologic, Inc.) or any of its Affiliates or Ortho Diagnostic Systems Inc. (or its successors and assigns, including OCD) or any of its Affiliates, as the case may be (it being understood that Contracts that are already disclosed pursuant to another provision of this Section 4.07 but that would by their terms also fall within this provision (for example the Siemens Supply Agreement or the Abbott Supply Agreement) need not be separately disclosed pursuant to this provision); and

(xiv)                       other Contracts that are material to the Purchased Assets or the operation of the Business, involving annual consideration in calendar year 2012 in excess of $10.0 million and not previously disclosed pursuant to this Section 4.07;

(the Contracts set forth in clauses (i) to (xiv) above, together with all Contracts relating to Real Property in Schedule 4.11 and all Contracts relating to Intellectual Property set forth in Schedules 4.12(a) and (b), are referred to as “Material Contracts”).

(b)                                 The representations and warranties contained in this Section 4.07(b) shall not apply to the Collaboration Agreements, which are subject to the representations and warranties set forth in Section 4.08.  Each Material Contract is valid and binding on the applicable Seller Company or Affiliate of a Seller Company in accordance with its terms and is in full force and effect, except as limited by the Bankruptcy Exception and the Equity Exception.  None of the Seller Companies or any of their respective Affiliates or, to the Knowledge of Seller, any other party thereto, is in material breach of or material default under (or has since January 1, 2013, received written notice alleging it to be in material breach of or material default under), or has since January 1, 2013, provided or received any written notice of any intention to terminate, any Material Contract, except as would reasonably be expected not to be material to the Business.  To the Knowledge of Seller, no event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under any Material Contract or result in a termination thereof or would cause or permit the acceleration of any material obligation, other material changes to any material right or the loss of any material benefit thereunder.  True, complete and correct copies of each Material Contract (including all modifications, amendments and supplements thereto and written waivers thereunder, other than any modifications, amendments and supplements thereto and waivers thereunder that do not materially affect the rights or obligations of the Seller Companies or any of their respective Affiliates) have been provided or made available to Buyer.  To the Knowledge of Seller, there are no material disputes pending or threatened under any Material Contract.

Section 4.08                            Collaboration Agreements.

(a)                                 Each Collaboration Agreement is valid and binding on each party thereto in accordance with its terms and is in full force and effect, except as limited by the Bankruptcy Exception and the Equity Exception.  No Seller Company that is a party to, and, to the Knowledge of Seller, no other party to, a Collaboration Agreement is in breach in any significant manner or in default in any significant manner under (or has since January 1, 2010, received notice alleging it to be in breach in any significant manner of or default in any significant manner under), or has since January 1, 2010, provided or received any notice of any intention to terminate, such Collaboration Agreement.  No event or circumstance has occurred that, with notice or lapse of time or both, would constitute an event of default under either Collaboration Agreement or result in a termination thereof or would cause or permit the acceleration or other material and adverse changes of any right or obligation or the loss of any material benefit thereunder.  The representations above in this Section 4.08(a) are subject to Section 4.08(c) below.

(b)                                 Each Seller Company that is a party to, and, to the Knowledge of Seller, each other party to, each Collaboration Agreement is in compliance in all material respects with the terms thereof.  True, complete and correct copies of each Collaboration Agreement have been provided to Buyer.  There are no material disputes pending or, to the Knowledge of Seller, threatened, under any Collaboration Agreement.  The representations above in this Section 4.08(b) are subject to Section 4.08(c) below.

(c)                                  The representations and warranties in Section 4.08(a) and (b) above shall not be breached solely by virtue of the sale of assets or shares of, or other business combination involving, OCD, or the transactions contemplated thereby.

Section 4.09                            Purchased Assets.  Seller or its Affiliates have good and valid title to, or a valid leasehold interest in, all of the Purchased Assets and all assets of the Transferred Subsidiary and all such Purchased Assets and assets of the Transferred Subsidiary (including leasehold interests) are free and clear of Encumbrances, in each case except for the following (collectively referred to as “Permitted Encumbrances”):

(a)                                 those items set forth in Schedule 4.09;

(b)                                 liens for Taxes not yet due and payable or are being contested in good faith by appropriate procedures and, in each case, for which there are adequate accruals or reserves set out in the Interim Statement of Net Assets;

(c)                                  mechanics’, carriers’, workmen’s, repairmen’s or other like liens arising or incurred in the ordinary course of business consistent with past practice or amounts that are not delinquent and that are not, individually or in the aggregate, material to the Business or to any Purchased Assets;

(d)                                 easements, rights of way, zoning ordinances and other similar encumbrances affecting Real Property that are not, individually or in the aggregate, material to the Business or to any Purchased Assets, that do not prohibit or interfere with the current operation of any Real Property and that do not render title to any Real Property unmarketable;

(e)                                  liens arising under original purchase price conditional sales contracts and equipment leases with third parties entered into in the ordinary course of business consistent with past practice that are not, individually or in the aggregate, material to the Business or any Purchased Assets; or

(f)                                   defects or imperfections of title, easements, covenants, rights of way, restrictions and other similar charges an accurate up-to-date title commitment would show; provided such facts are not, individually or in the aggregate, material to the Business or any Purchased Assets.

Section 4.10                            Sufficiency of Assets.  The Purchased Assets and the Transferred Subsidiary Shares, together with any services to be provided under the Transition Services Agreement and each other Transaction Document, are sufficient in all material respects for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing and constitute all of the rights, property and assets necessary to conduct the Business in all material respects as currently conducted.

Section 4.11                            Real Property.

(a)                                 Schedule 4.11(a) sets forth, with respect to each parcel of Owned Real Property, the address location (or map designation), use and record owner.  With respect to each parcel of Owned Real Property:

(i)                                     Seller and/or a Seller Company, as applicable, has good and marketable fee simple title, free and clear of all Encumbrances, other than Permitted Encumbrances;

(ii)                                  there are no unrecorded outstanding options, rights of first offer or rights of first refusal to purchase such Owned Real Property or any portion thereof or interest therein; and

(iii)                               to the Knowledge of Seller, no party to any reciprocal easement agreement affecting or relating to any of the Owned Real Property is in material default under any of the terms or conditions of any such reciprocal easement agreement, which material default would have a material impact on the use of such parcel of Owned Real Property.

(b)                                 Schedule 4.11(b) sets forth a true, complete and correct list of all leases, subleases, licenses, concessions and other Contracts (together with all amendments, extensions, renewals, guaranties and other agreements with respect thereto, collectively, the “Leases”), pursuant to which any Seller Company or the Transferred Subsidiary leases any Leased Real Property.  Seller has delivered to Buyer a true, complete and correct copy of each Lease.  With respect to each Lease:

(i)                                     such Lease is valid, binding, enforceable and in full force and effect;

(ii)                                  none of the Seller Companies or the Transferred Subsidiary is in material breach or material default under such Lease, and no event has occurred or circumstance exists that, with the delivery of notice, passage of time or both, would constitute such a material breach or material default;

(iii)                               none of the Seller Companies or the Transferred Subsidiary has since January 1, 2013 received or given any notice of any material default or event that with notice or lapse of time, or both, would constitute a material default by any Seller Company or the Transferred Subsidiary, as applicable, under any of the Leases and, to the Knowledge of Seller, no other party is in material default thereof, and no party to any Lease has exercised any termination rights with respect thereto; and

(iv)                              none of the Seller Companies or the Transferred Subsidiary has pledged, mortgaged or otherwise granted an Encumbrance (other than Permitted Encumbrances) on its leasehold interest in any Leased Real Property.

(c)                                  With respect to the Real Property:

(i)                                     none of the Seller Companies nor the Transferred Subsidiary has since January 1, 2013, received any written notice of (A) material violations of building codes and/or zoning ordinances or other governmental or regulatory Laws affecting the Real Property, (B) existing, pending or threatened condemnation proceedings affecting the Real Property, or (C) existing, pending or threatened zoning, building code or other moratorium proceedings that would reasonably be expected to adversely affect the ability to operate the Real Property as currently operated;

(ii)                                  the Real Property is sufficient for the continued conduct of the Business in all material respects after the Closing Date in substantially the same manner as conducted prior to the Closing and constitutes all of the real property necessary to conduct the Business in all material respects as currently conducted;

(iii)                               to the Knowledge of Seller, there is no condemnation or eminent domain proceeding pending that relates to the Real Property, and there is no such proceeding threatened in writing to any Seller Company by any relevant governmental authority, that if consummated would have a Material Adverse Effect; and

(iv)                              none of the Seller Companies or the Transferred Subsidiary has subleased, assigned or otherwise granted to any Person the right to use or occupy any Real Property or any portion thereof (any such lease or other occupancy agreement, a “Third Party Lease”), a true, complete and correct copy of all Third Party Leases has previously been made available to Buyer, and none of the Seller Companies or the Transferred Subsidiary or, to the Knowledge of Seller, any other party thereto, is in material breach or material default under any such Third Party Lease, and no event has occurred or circumstance exists that, with the delivery of notice, passage of time or both, would constitute such a material breach or material default.

Section 4.12                            Intellectual Property.

(a)                                 Schedule 4.12(a) is a true, complete and correct list of (i) all Intellectual Property Registrations other than Co-Owned Intellectual Property owned by Seller or any Seller Company or the Transferred Subsidiary that exclusively or primarily relates to, or is exclusively or primarily used or held for use in connection with the Business (setting forth, for each Intellectual Property Registration, applicable jurisdiction, status, application or registration number, and date of application, registration or issuance, as applicable, and details of all due dates for further filings, maintenance, payments or other actions coming due within six (6) months of the Closing Date).

(b)                                 Schedule 4.12(b) is a true, complete and correct list of all Patents that constitute Co-Owned Intellectual Property (setting forth, for each Patent, applicable jurisdiction, status, application or registration number, and date of application, registration or issuance, as applicable, and details of all due dates for further filings, maintenance, payments or other actions coming due within six (6) months of the Closing Date).

(c)                                  All of the Intellectual Property Assets are lawfully able to be assigned by Seller or its Affiliates to Buyer pursuant to Intellectual Property Assignment and Agreement.

(d)                                 Seller or its Affiliates own all right, title and interest in, or have the valid and binding right to use (and, if applicable, to assign to Buyer and its Affiliates pursuant to the Intellectual Property Assignment and Agreement), all of the Intellectual Property Assets, free and clear of Encumbrances, other than Permitted Encumbrances.

(e)                                  With respect to each Intellectual Property Registration listed on Schedule 4.12(a) and Schedule 4.12(b), there are no legal or governmental proceedings, including interference, re-examination, reissue, opposition, nullity, or cancellation proceedings pending that relate to that Intellectual Property Registration, other than ordinary course review of pending Patent and Trademark applications by the relevant registrar, and to the Knowledge of Seller, no such proceedings are threatened or contemplated by any Governmental Authority or any other Person.  No Intellectual Property Registrations listed on Schedule 4.12(a) and Schedule 4.12(b) have been held to be invalid, nor to Knowledge of Seller, are they invalid, and to the Knowledge of Seller, all such Intellectual Property Registrations are enforceable, and all such Intellectual Property Registrations are subsisting and in full force and effect. All registration or application fees necessary to maintain Intellectual Property Registration listed on Schedule 4.12(a) and Schedule 4.12(b) have been paid when due.

(f)                                   To the Knowledge of Seller, the operation of the Business as has been and as currently conducted, has not infringed and does not infringe any other Person’s Intellectual Property rights.  Since January 1, 2011, no Actions challenging the validity, enforceability, effectiveness or ownership by Seller or any Seller Company of the Intellectual Property Assets have been asserted or threated in writing by any Person.  Since January 1, 2011, no written claims have been asserted or, threatened, or to the Knowledge of Seller, threatened orally by any Person (i) challenging the validity, enforceability, effectiveness or ownership by Seller or any Seller Company or the Transferred Subsidiary of any of the Intellectual Property Assets or (ii) to the effect that any exercise of rights in any Intellectual Property Assets by Seller, any Seller Company, the Transferred Subsidiary or by any licensee of Seller or Seller Company or the Transferred Subsidiary infringes, will infringe, misappropriates, will misappropriate or otherwise violates any Intellectual Property or other proprietary or personal right of any Person nor, to the Knowledge of Seller, does there exist any valid basis for such a claim.  To the Knowledge of Seller, there is no unauthorized use, infringement or misappropriation of any Intellectual Property Assets by any Person.

(g)                                  Schedule 4.12(g) is a true, complete and correct list of all (i) In-Bound Intellectual Property Licenses and (ii) Outbound Intellectual Property Licenses included in the Assigned Contracts.  Each Intellectual Property License listed on Schedule 4.12(g) is in full force and effect and no party thereto, including none of Seller, or any Seller Company, or the Transferred Subsidiary is, nor as a result of the execution or delivery of this Agreement or the performance of Seller’s obligations hereunder, will be, in material violation of any such Intellectual Property License, nor will the execution or delivery of this Agreement, or the performance of Seller’s obligations hereunder, cause the diminution, termination or forfeiture of any of Seller’s or any Seller Companies’ or the Transferred Subsidiary’s rights in any Intellectual Property Assets.  The Intellectual Property Assets are not subject to any contractually imposed restrictions or limitations regarding use or disclosure by Seller or any Seller Company or the Transferred Subsidiary other than pursuant to an Intellectual Property License as listed on Schedule 4.12(g).

(h)                                 Seller and each Seller Company and the Transferred Subsidiary have taken, and takes, commercially reasonable measures in accordance with normal industry practice to protect the proprietary nature of the Intellectual Property Assets and to maintain in confidence all trade secrets and confidential information, in each case, relating to the Business and owned or used by Seller and each Seller Company and the Transferred Subsidiary.  Without limiting the foregoing, to the Knowledge of Seller, neither Seller nor any Seller Company nor the Transferred Subsidiary has made any of its trade secrets or other confidential or proprietary information that it intended to maintain as confidential available to any other Person, except pursuant to commercially reasonable written agreements requiring such Person to maintain the confidentiality of such information.

(i)                                     Except as would not have a Material Adverse Effect: (i) all personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception and development of any Intellectual Property on behalf of Seller or a Seller Affiliate have executed valid and binding non-disclosure agreements and have executed appropriate instruments of assignment in favor of Seller or Seller Company or the Transferred Subsidiary, as assignee, as applicable, that have conveyed to Seller or Seller Company or the

Transferred Subsidiary effective and exclusive ownership of all the Intellectual Property rights in all such Intellectual Property which were not otherwise owned by Seller or Seller Company or the Transferred Subsidiary as a matter of Law; and (ii) no current or former employee, agent, consultant or contractor of the Business has any interest in any Intellectual Property which would otherwise be Intellectual Property Assets, and no claim asserting such an interest has been made or threatened in writing or threatened orally by any such employee, agent, consultant or contractor against Seller or any Seller Company or the Transferred Subsidiary.

(j)                                    Seller and each Seller Company and the Transferred Subsidiary have taken, and take, commercially reasonable efforts in accordance with normal industry practice to maintain and protect the integrity, security and operation of the Software, hardware, networks, databases, systems, telecommunications equipment and websites used in connection with the Business (and all information transmitted thereby or stored therein), and, in the twenty-four (24) month period immediately preceding the date of this Agreement, there have been no security breaches, breakdowns, malfunctions, data loss, failures or other defects in relation to the same that would have a Material Adverse Effect.

(k)                                 Except as would not have a Material Adverse Effect there is no governmental prohibition or restriction on the use of any Intellectual Property Assets owned or purported to be owned by Seller or any Seller Company or the Transferred Subsidiary in any jurisdiction in which Seller or a Seller Company or the Transferred Subsidiary, as applicable, currently conducts or has conducted business. To the Knowledge of Seller, no funding, facilities or personnel of any educational institution or Governmental Authority used, directly or indirectly, to develop or create, in whole or in part, any Intellectual Property Assets.

(l)                                     The Intellectual Property Assets and the Intellectual Property provided pursuant to the Transition Services Agreement and the Intellectual Property licensed or otherwise provided under the Assigned Contracts include all Intellectual Property necessary for the operation of the Business, both currently and for the continued conduct of the Business after the Closing in substantially the same manner as conducted prior to the Closing.

Section 4.13                            Customers and Suppliers.

(a)                                 Schedule 4.13(a)(i) sets forth with respect to the Business (i) each customer who has paid aggregate consideration to any Seller Company or any of their respective Affiliates for goods or services rendered in an amount greater than or equal to $10.0 million for each of the two most recent fiscal years (collectively, the “Material Customers”); and (ii) the amount of consideration paid by each Material Customer during such periods.  None of the Seller Companies and their respective Affiliates has received any written notice since January 1, 2013, that any of the Material Customers has ceased or, to Knowledge of Seller, is reasonably likely to cease after the Closing, to use the goods or services of the Business or to otherwise terminate or materially reduce its relationship with the Business.

(b)                                 Schedule 4.13(b) sets forth with respect to the Business (i) each supplier to whom any of the Seller Companies of their respective Affiliates has paid consideration for goods or services rendered in an amount greater than or equal to $10.0 million for each of the two most recent fiscal years (collectively, the “Material Suppliers”); and (ii) the amount of purchases from each Material Supplier during such periods.  None of the Seller Companies or their respective Affiliates has received any written notice since January 1, 2013 that any of the Material Suppliers has ceased or, to Knowledge of Seller, is reasonably likely to cease, to supply goods or services to the Business or to otherwise terminate or materially reduce its relationship with the Business.

Section 4.14                            Insurance.

(a)                                 There are no material claims related to the Purchased Assets, the Transferred Subsidiary or the Assumed Liabilities pending under any insurance policy as to which coverage has been denied or disputed.

(b)                                 All material Real Property is covered by insurance or self-insurance policies or programs that are, in all material respects (i) in full force and effect and enforceable in accordance with their terms and (ii) to the Knowledge of Seller, of the type and in the amounts customarily carried by Persons conducting a business similar to the Business and are sufficient for compliance in all material respects with all applicable Laws.

Section 4.15                            Legal Proceedings; Government Orders.

(a)                                 There are no material Actions pending or, to the Knowledge of Seller, threatened since January 1, 2011, against Seller or any of its Affiliates (i) relating to the Business, the Purchased Assets, the Assumed Liabilities or (ii) that challenge or seek to prevent, enjoin or otherwise materially delay the transactions contemplated by this Agreement or any other Transaction Document.  To the Knowledge of Seller, no event has occurred or circumstances exist that would reasonably be expected to give rise to any such material Action.

(b)                                 There are no material outstanding Governmental Orders relating to the Business, the Purchased Assets, or the Assumed Liabilities.

Section 4.16                            Compliance With Laws; Permits.

(a)                                 The Seller Companies and their respective Affiliates have complied in all material respects since January 1, 2011, and are in compliance in all material respects with all Laws applicable to and in respect of the conduct of the Business as currently conducted or to the ownership and use of the Purchased Assets.  To the Knowledge of Seller, none of the Seller Companies or their respective Affiliates has received any written notice since January 1, 2011, asserting that it is not in compliance with any such Laws applicable to and in respect of the conduct of the Business as currently conducted or to the ownership and use of the Purchased Assets or the Assumed Liabilities.  Notwithstanding anything contained in this Section 4.16, no representation or warranty shall be deemed to be made in this Section 4.16 in respect of any matter the subject of which is covered by Section 4.17, Section 4.18, Section 4.19, Section 4.20(a), Section 4.20(a) and Section 4.23, except to the extent expressly provided in Section 4.16(b).

(b)                                 All material Permits required for any Seller Company or any of its Affiliates to conduct the Business as currently conducted or for the ownership and use of the Purchased Assets have been obtained by such Seller Company or Affiliate and are valid and in full force and effect.  To the Knowledge of Seller, all fees and charges with respect to such Permits as of the date hereof have been paid in full.  Schedule 4.16 lists all material current Permits (including Environmental Permits and Health Care Permits), issued to the applicable Seller Company or Affiliate of such Seller Company, that are required for the conduct of the Business as currently conducted or to the ownership and use of the Purchased Assets.  The Seller Companies and their respective Affiliates have complied, since January 1, 2011, in all material respects with each material Permit.  To the Knowledge of Seller, no event has occurred that, with or without notice or lapse of time or both, would reasonably be expected to result in the revocation, suspension, lapse or material limitation of, any Permit set forth in Schedule 4.16.

Section 4.17                            Anti-Corruption Laws; Compliance with Sanction Legislation.

(a)                                 With respect to the Business, since January 1, 2011, neither Seller or any Affiliate of Seller, nor any of their respective directors, officers, agents, or employees, and, to the Knowledge of Seller, no Seller Partner has directly or indirectly (i) used any corporate funds for any unlawful contribution, gift, entertainment or other unlawful expense relating to political activity or to influence official action; (ii) made or offered to make any unlawful payment to any foreign or domestic government official or employee, or agent, political party or any official of such party, or political candidate from corporate funds; (iii) made or offered to make any bribe, rebate, payoff, influence payment, money laundering, kickback or other unlawful payment; or (iv) violated or is in violation of any provision of any applicable Anti-Corruption Laws; and with respect to the Business, Seller and the applicable Affiliates of Seller have instituted and maintain policies and procedures reasonably designed to ensure compliance with applicable Anti-Corruption Laws.

(b)                                 With respect to the Business, neither Seller or any Affiliate of Seller, nor any of their respective directors, officers, agents, or employees, and, to the Knowledge of Seller, no Seller Partner, (i) is currently the subject of, nor has it been since January 1, 2011, the subject of, any Action alleging a violation, or possible violation, of any Anti-Corruption Laws, or been since January 1, 2011, the recipient of a subpoena, letter of investigation or other document alleging a violation, or possible violation, of any Anti-Corruption Laws, or (ii) has, since January 1, 2011, improperly or inaccurately recorded in any Books and Records (A) any payments, cash, contributions, gifts, hospitalities or entertainment to a foreign or domestic government official, employee of an enterprise owned or controlled in whole or in part by any foreign government, official of a foreign or domestic political party or campaign, or a foreign or domestic candidate for political office; or (B) other expenses related to political activity or lobbying.

(c)                                  With respect to the Business, since January 1, 2011, neither Seller or any Affiliate of Seller, nor any of their respective directors or officers, and, to the Knowledge of Seller, none of their respective employees or agents has received notice that any such person is or has been alleged to be in violation of any sanctions (the “Economic Sanctions Laws”) administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”) or by the U.S. Department of State (including but not limited to the Iran Sanctions Act, as amended by the Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010, and by any further amendments thereto (the “Iran Sanctions Act”)) or equivalent measures of the United Kingdom, European Union, or the United Nations.  With respect to the Business, neither Seller or any Affiliate of Seller, nor any of their respective directors or officers, and, to the Knowledge of Seller, none of their respective employees or agents has conducted any of their business activities whatsoever with, or for the benefit of, a government, national or legal entity to the extent such actions would violate any Economic Sanctions Law.  None of the execution, delivery and performance of this Agreement and the direct or indirect use of proceeds from any transaction contemplated hereby or the fulfillment of the terms hereof will result in a violation by any person of any Economic Sanctions Laws.

Section 4.18                            Environmental Matters.  Except as would not have a Material Adverse Effect:

(a)                                 The operations of Seller and its Affiliates with respect to the Business and the Purchased Assets are in compliance with applicable Environmental Laws, and Seller and its Affiliates have obtained and are in compliance with the terms and conditions of all Environmental Permits required for the use and operation of the Business and the Purchased Assets.

(b)                                 There are no Environmental Claims pending or threatened against Seller or any of its Affiliates in connection with the Business or the Purchased Assets.  Seller has not received notice of any violation of Environmental Law, and there has been no Release of Hazardous Materials, in each case, that would reasonably be expected to result in Liability to, or form the basis for any Environmental Claim against, Seller or any of its Affiliates with respect to the Business or the Purchased Assets.

(c)                                  Neither Seller nor any of its Affiliates is subject to any Governmental Order imposing any Liability on Seller or any of its Affiliates under Environmental Law or with respect to Hazardous Materials relating to the Business or any of the Purchased Assets, and neither Seller nor any of its Affiliates has retained or assumed by contract (other than pursuant to Contracts entered into in the ordinary course of business) or operation of Law, any Liability of any third party under Environmental Law or with respect to Hazardous Materials relating to the Business or any of the Purchased Assets.

(d)                                 Seller has provided to Buyer access to any and all material environmental reports, studies, audits, final sampling data, site assessments, correspondence with any Governmental Authority and similar materials with respect to the Business or the Purchased Assets that are in the possession, custody or control of Seller or any of its Affiliates related to compliance with Environmental Law, Environmental Claims or the Release of Hazardous Materials.

Section 4.19                            Employee Benefit Matters.

(a)                                 Schedule 4.19(a) contains a true, complete and correct list of each material Benefit Plan.  Without limitation on the foregoing, Seller represents and warrants to Buyer that the Applicable Plans listed in Schedule 1.1(c) are the only material Benefit Plans which provide any benefits in respect of Transferred Employees in the Relevant Jurisdictions that are in the form of contribution payments or benefit accrual.

(b)                                 Seller has delivered or made available to Buyer true, complete and correct copies of (i) the documents comprising each material Benefit Plan, including all amendments thereto and, for all Benefit Plans under which Buyer may be assuming any Liabilities (whether by operation of Law or this Agreement); (ii) the most recent annual report (Form Series 5500), if any, required under ERISA or the Code in connection with each Benefit Plan; and (iii) the most recent summary plan description, if any, required under ERISA or other applicable Law with respect to each Benefit Plan, including any summaries of material modifications.  None of Seller, its Affiliates, or any ERISA Affiliate, has made any promises or commitments to create any additional material Benefit Plan, agreement or arrangement, or to modify or change in any material way any existing Benefit Plan with respect to which Buyer or any of its Affiliates could reasonably be expected to have any material additional Liability.

(c)                                  None of Seller, its Affiliates, its ERISA Affiliates or any of their respective predecessors has in the last six years contributed to, contributes to or been required to contribute to, or has any Liability related to any Benefit Plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA.  With respect to any Benefit Plan subject to Section 412 of the Code, Section 302 of ERISA or Title IV of ERISA to which Seller, any of its Affiliates or any ERISA Affiliate made, or was required to make, contributions during the past six years: (i) no current or former employee of the Business now participate or have ever participated in such Benefit Plan; (ii) no reportable event within the meaning of Section 4043(c) of ERISA for which the 30-day notice requirement has not been waived has occurred, and the consummation of the transactions contemplated by this Agreement will not result in the occurrence of any such reportable event; and (iii) no liability or contingent liability (including liability pursuant to Section 4069 of ERISA) under Title IV of ERISA has been or is reasonably expected to be incurred by Seller, any of its Affiliates or any ERISA Affiliate, except for payment of Pension Benefit Guaranty Corporation premiums in the ordinary course in accordance with applicable Law.

(d)                                 Each material Benefit Plan has been established, administered and maintained in accordance with its terms and in compliance with all applicable Laws (including ERISA and the Code) in all material respects.  With respect to each of the material Benefit Plans:  (i) each Benefit Plan intended to qualify under Section 401(a) of the Code is so qualified and has received a favorable determination or opinion letter from the IRS upon which it may rely regarding its qualified status under the Code and, to the Knowledge of Seller, nothing has occurred, whether by action or by failure to act, that caused or could reasonably cause the loss of such qualification; (ii) all material payments required by each material Benefit Plan, any collective bargaining agreement or other agreement, or by Law with respect to all prior periods have been made or provided for by Seller or its Affiliates in accordance with the provisions of each of the material Benefit Plans and applicable Law; (iii) to the Knowledge of Seller, no Action has been threatened, asserted, or instituted against any of the Benefit Plans; (iv) no non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code and Section 406 of ERISA, has occurred or is reasonably expected to occur with respect to the Benefit Plans; and (v) no Benefit Plan is under, and neither Seller nor its Affiliates has received any notice of, an audit or investigation by the IRS, Department of Labor or any other Governmental Authority, and no such completed audit or investigation, if any, has resulted in the imposition of any Tax or penalty.  None of Seller, its Affiliates, or its ERISA Affiliates have any material Liability with respect to any defined benefit pension plan in respect of the Transferred Employees.

(e)                                  Except as required solely by virtue of applicable Law outside the United States, the consummation of the transactions contemplated by this Agreement alone, or in combination with any other event, including a termination of any employee, officer, director, stockholder or other service provider of Seller or its Affiliates (whether current, former or retired) or their beneficiaries, will not give rise to any material Liability under any Benefit Plan, including Liability for severance pay, unemployment compensation, termination pay or withdrawal liability, or accelerate the time of payment or vesting or increase the amount of compensation or benefits due to any employee, officer, director, stockholder or other service provider of Seller or its Affiliates (whether current, former or retired) or their beneficiaries.  No amount that could be received (whether in cash or property or the vesting of property), as a result of the consummation of the transactions contemplated by this Agreement, by any employee, officer, director, stockholder or other service provider of Seller or its Affiliates under any Benefit Plan or otherwise would not be deductible by reason of Section 280G of the Code or would be subject to an excise tax under Section 4999 of the Code.  Neither Seller nor any of its Affiliates has, and none of the Assumed Liabilities or Assumed Contracts includes, any indemnity obligation on or after the date of this Agreement for any Taxes imposed under Section 4999 or 409A of the Code.

(f)                                   Except as could not reasonably be expected, individually or in the aggregate, to result in any material Liability on Buyer and its Affiliates, (i) any individual who performs services for Seller or any of its Affiliates in the United States and who is not treated as an employee for federal income tax purposes by Seller or its Affiliates is not an employee under applicable Law or for any purpose including for Tax withholding purposes or Benefit Plan purposes; (ii) Seller and its Affiliates have no Liability by reason of an individual who performs or performed services for Seller or its Affiliates in the United States in any capacity being improperly excluded from participating in a Benefit Plan; and (iii) each Employee in the United States has been properly classified as “exempt” or “non-exempt” under applicable Law.

(g)                                  Each Benefit Plan that is mandated by a government other than the United States or subject to the Laws of a jurisdiction outside of the United States has been maintained and operated in all material respects in accordance with the applicable plan documents and all applicable Laws and other requirements, and, if intended to qualify for special tax treatment, satisfies all requirements for such treatment and, to the Knowledge of Seller, nothing has occurred that caused or could cause the loss of such qualification.

Section 4.20                            Employment Matters.

(a)                                 Schedule 4.20 contains a schedule specifying the following information in respect of each Employee as at October 31, 2013 (A) employee identification details; (B) date of birth; (C) employment status (part-time or full-time); (D) base salary; (E) target annual incentive for 2013; and (F) target long-term incentive for 2013.

(b)                                 With respect to the Business, Seller and its Affiliates are currently in compliance, in all material respects, with all applicable Laws relating to employment and employment practices.  Seller is not, and since January 1, 2010, has not been, a party to or bound by any collective bargaining agreement in the United States or any material collective bargaining agreement outside of the United States, and there are no organizational campaigns, petitions or other unionization activities seeking recognition of a collective bargaining unit or works council or purporting or attempting to represent any employee of the Business currently pending, threatened or, to the Knowledge of Seller, anticipated.  No strike, controversy, slowdown, picketing, work stoppage, concerted refusal to work overtime or other similar labor activity has, within the past two years outside the United States or within the past three years in the United States, occurred, been threatened or, to the Knowledge of Seller, is currently anticipated with respect to any employee of Seller in connection with the Business.  Within the past three years, Seller has not engaged in any material unfair labor practices within the meaning of the National Labor Relations Act.

(c)           Seller has taken prior to the date hereof all actions required by Law to be taken prior to the date hereof and all actions otherwise necessary to enable the parties to carry out the transactions contemplated by this Agreement with respect to trade unions, works councils, employee representatives and employees in connection with the transactions contemplated by this Agreement.

Section 4.21         Taxes.

(a)           Seller and its Affiliates have or will have timely filed all material Tax Returns required to be filed on or before the Closing Date with respect to the Business, the Purchased Assets and the Assumed Liabilities, and the Transferred Subsidiary has or will have filed all material Tax Returns required to be filed on or before the Closing Date; each such Tax Return is true, complete and correct in all material respects.  All material Taxes (whether or not shown on any Tax Return) owed by a Transferred Subsidiary or owed by Seller or its Affiliates with respect to or attributable to the Business, the Purchased Assets and the Assumed Liabilities have been or will be paid in full at the time such Taxes were or will be due and payable.

(b)           The Transferred Subsidiary has complied in all material respects with all applicable Laws and agreements relating to the payment and withholding of Taxes and have, within the time and in the manner prescribed by applicable Law and agreements, withheld and paid over to the proper Governmental Authority all material amounts required to have been withheld and paid in connection with amounts paid or owing to any past or present employee, independent contractor, creditor, member, consultant or other third party.

(c)           (i) The Transferred Subsidiary has never been, and is not, the subject of an Action relating to Taxes by any Governmental Authority, and to the Knowledge of Seller, no Action is contemplated or pending, or written notice thereof has been received, with respect to the Transferred Subsidiary, or in the case of the Business or the Purchased Assets, which outcome is expected to have a material adverse impact on the Business and (ii) no issues relating to Taxes were raised by the relevant Governmental Authority during any presently pending or completed Action with respect to the Transferred Subsidiary that could reasonably be expected to recur in a later taxable period.

(d)           No written claim has ever been made by a Governmental Authority in a jurisdiction where the Transferred Subsidiary has not filed a Tax Return that the Transferred Subsidiary is or may be subject to taxation by that jurisdiction, which claim has not been fully paid or settled.

(e)           There is no Encumbrance for a material amount of Taxes on any Purchased Asset or the Transferred Subsidiary Shares that arose in connection with any failure (or alleged failure) to pay any Tax, other than Permitted Encumbrances for Taxes.

(f)            No extension or waiver of the statute of limitations has been granted for any Tax Return filed by the Transferred Subsidiary, which statute (after giving effect to such extension or waiver) has not yet expired.

(g)           The Transferred Subsidiary is, and at all times has been, (i) classified as a corporation for U.S. federal income tax purposes and for all applicable state, local and non-U.S. tax purposes and (ii) organized under the Laws of Hong Kong.

(h)           The Transferred Subsidiary (i) is not a party to, nor has any obligation under, nor is bound by any Tax sharing or allocation agreement or arrangement; (ii) is not and has not been a member of an affiliated group filing a consolidated, combined or unitary income Tax Return and (iii) does not have any Tax Liability for any other Person as a transferee or successor by Contract or otherwise.

(i)            The Transferred Subsidiary will not be required to include amounts in income, or exclude items of deduction, after the Closing Date as a result of (i) a change in accounting method, (ii) any installment sale or open transaction that occurred on or prior to the Closing Date, (iii) any agreement with a Governmental Authority entered into on or prior to the Closing Date, or (iv) the receipt of prepaid amounts on or prior to the Closing Date.

(j)            To the Knowledge of Seller, the Transferred Subsidiary has not participated in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).

Section 4.22         Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of any Seller Company or the Transferred Subsidiary and for which any Person other than Seller or any of its Affiliates (other than the Transferred Subsidiary) would be liable.

Section 4.23         Health Care Laws.

(a)           The operations of Seller and its Affiliates with respect to the Business and the Purchased Assets are currently and have been since January 1, 2011, in material compliance with all applicable Health Care Laws.  The consummation of the transactions contemplated by this Agreement shall not cause the revocation, modification or cancellation of any material Health Care Permit required under applicable Health Care Laws relating to the Business, and no additional Health Care Permit is required in connection with such consummation or for the ability of Buyer to maintain the Business and operations immediately following such consummation in all material respects.  To the Knowledge of Seller, the Seller Products have been developed, manufactured, marketed and distributed on behalf of Seller and its Affiliates in material compliance with all applicable Health Care Laws.

(b)           With respect to the Business:  (i) there are no ongoing or, to the Knowledge of Seller, threatened, material Actions of any sort arising under any Health Care Law (other than non-material routine or periodic inspections or reviews) by the FDA or any other Governmental Authority regarding Seller or its Affiliates; and (ii) neither Seller nor any of its Affiliates is a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders or similar Contracts with any Governmental Authority related to any allegation that any of its operations or activities have been or are in violation of any Health Care Law.

(c)           With respect to the Business, neither Seller nor any of its Affiliates has received from the FDA or any other Governmental Authority since January 1, 2011, any inspection reports, notices of adverse findings, warning or untitled letters, or other correspondence concerning the Seller Products in which any Governmental Authority alleges or asserts a failure to comply with applicable Health Care Laws, or that Seller Products may not be safe, effective or approvable other than in either case any reports, notices, warnings, letters or other correspondence that would not reasonably be expected to result in material Liabilities or material damages to the Business.

(d)           With respect to the Business, neither Seller nor any Affiliate of Seller, or to the Knowledge of Seller, any Seller Partner, has made, since January 1, 2011, an untrue statement of a material fact or fraudulent statement to the FDA or any Governmental Authority responsible for enforcement or oversight with respect to Health Care Laws, or failed, since January 1, 2011, to disclose a material fact required to be disclosed to the FDA or other such Governmental Authority.

(e)           With respect to the Business, none of the following have, since January 1, 2011, been debarred, excluded or disqualified under applicable Health Care Laws:  (i) Seller and its Affiliates, (ii) any officers, employees or agents of Seller or any of its Affiliates (or other Person(s) engaged by Seller or any of its Affiliates) that have provided services related to any Seller Products that are reimbursed, directly or indirectly, by any Governmental Authority.

Section 4.24         Product Liability and Recalls.

(a)           The Seller Products manufactured, sold or delivered since January 1, 2011, in connection with the Business conform in all material respects with all applicable contractual commitments and Laws, and there are no material defects in the design or technology embodied in any Seller Products that are reasonably expected to prevent the safe and effective performance of any such Seller Product for its intended use.  Since January 1, 2011, none of the Seller Products manufactured, sold or delivered by Seller or any Affiliate of Seller with respect to the Business has been the subject of any material products liability or warranty Action against Seller or any Affiliate of Seller.

(b)           Since January 1, 2011, there have been no recalls or safety alerts of Seller Products that have had a Material Adverse Effect.  Since January 1, 2011, none of Seller or any Affiliate of Seller has extended to any Material Customer any material product warranties, indemnifications or guarantees in any such case that are not in the ordinary course of business.

Section 4.25         Intra-Group Contracts.  Neither (i) the inclusion of the Intra-Group Contracts in the definition of Excluded Assets nor (ii) the termination of any Contracts between the Transferred Subsidiary (on the one hand) and Seller or any Affiliate of Seller (on the other hand) pursuant to Section 6.28, will adversely affect, in any material respect, Buyer and/or the operation of the Business following Closing in light of (among other things) the services agreed to be provided by Seller or any of its Affiliates pursuant to the Transition Services Agreement.

ARTICLE V
REPRESENTATIONS AND WARRANTIES OF BUYER

Except as set forth in the Disclosure Schedules, Buyer hereby represents and warrants to Seller as follows:

Section 5.01         Organization of Buyer.  Buyer is a corporation duly organized, validly existing and in good standing under the Laws of Delaware. Grifols is a company (sociedad anónima) duly organized, validly existing and, to the extent legally applicable, in good standing under the Laws of Spain.

Section 5.02         Authority of Buyer.  Each of Buyer and Grifols has full power and authority to enter into the Transaction Documents to which it is a party, to carry out its obligations hereunder and thereunder and, subject to the terms and conditions herein and therein, to consummate the transactions contemplated hereby and thereby.  The execution and delivery by Buyer or Grifols, as applicable, of any Transaction Document to which it is a party, the performance by it of its obligations hereunder and thereunder and, subject to the terms and conditions herein and therein, the consummation by it of the transactions contemplated hereby and thereby, have been duly authorized by all requisite corporate action on its part.  This Agreement has been duly executed and delivered by Buyer and Grifols, and (assuming due authorization, execution and delivery by the other parties hereto) this Agreement constitutes a legal, valid and binding obligation of Buyer and Grifols enforceable against Buyer and Grifols in accordance with its terms, except as limited by the Bankruptcy Exception and the Equity Exception.  When each other Transaction Document to which Buyer or Grifols, as applicable, is or will be a party has been duly executed and delivered by it (assuming due authorization, execution and delivery by each other party thereto), such Transaction Document will constitute a legal, valid and binding obligation of Buyer or Grifols, as applicable, enforceable against it in accordance with its terms, except as limited by the Bankruptcy Exception and the Equity Exception.

Section 5.03         No Conflicts; Consents.  The execution, delivery and performance by Buyer or Grifols, as applicable, of the Transaction Documents to which it is a party, and, subject to the terms and conditions herein and therein, the consummation of the transactions contemplated hereby and thereby, do not and will not: (a) conflict with or result in a violation or breach of, or default under, any provision of the Organizational Documents of Buyer or Grifols, as applicable; (b) conflict with or result in a violation or breach of any provision of any Law or Governmental Order applicable to Buyer or Grifols, as applicable; or (c) require the consent, notice or other action by any Person under, conflict with, result in a violation or breach of, constitute a default or an event that, with or without notice or lapse of time or both, would in any material respect constitute a default under, result in the acceleration of or create in any party the right to accelerate, terminate, modify or cancel any Contract to which Buyer or Grifols, as applicable, is a party, except in the case of clauses (b) and (c) above, as do not and would not reasonably be expected to have, individually or in the aggregate, a materially adverse effect on the ability of Buyer to consummate the transactions contemplated hereby on a timely basis.  No consent by or Permit from any Governmental Authority is required by or with respect to Buyer or Grifols to execute, deliver and perform the Transaction Documents to which it is a party and, subject to the terms and conditions herein and therein, to consummate the transactions contemplated hereby and thereby, except as may be required under the HSR Act, other applicable premerger notification requirements set forth on Schedule 4.03 and such consents or Permits as do not and would not reasonably be expected to have, individually or in the aggregate, a materially adverse effect on the ability of Buyer to consummate the transactions contemplated hereby on a timely basis.

Section 5.04         Brokers.  No broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the transactions contemplated by this Agreement or any other Transaction Document based upon arrangements made by or on behalf of Buyer or Grifols.

Section 5.05         Sufficiency of Funds.  At Closing, Buyer will have sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Purchase Price and consummate the transactions contemplated by this Agreement.

Section 5.06         Legal Proceedings.  There are no material Actions pending or, to the Knowledge of Buyer, threatened against or by Buyer or any Affiliate of Buyer that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by this Agreement or any other Transaction Document.  To the Knowledge of Seller, no event has occurred or circumstances exist that may give rise to or serve as a basis for any such material Action.

Section 5.07         Financing.

(a)           Buyer and Grifols have received and accepted an executed commitment letter dated as of the date hereof (including the exhibits, annexes and schedules thereto, the “Debt Commitment Letter”) from the lenders party thereto (collectively, the “Lenders”) pursuant to which the Lenders have agreed, subject to the terms and conditions thereof, to lend amounts set forth therein (the “Debt Financing Commitments”).  The Debt Financing Commitments pursuant to the Debt Commitment Letter are collectively referred to in this Agreement as the “Debt Financing.”

(b)           Buyer and Grifols have delivered to Seller true, complete and correct copies of the executed Debt Commitment Letter and the fee letter (redacted to remove fees and other economic terms) referenced in the Debt Commitment Letter (the “Fee Letter”).  As of the date hereof, there are no agreements, side letters or arrangements, other than the Debt Commitment Letter and the Fee Letter, to which Grifols, Buyer or their respective Affiliates is a party relating to any of the Debt Financing Commitments that could adversely affect the availability of the Debt Financing.

(c)           Except as expressly set forth in the Debt Commitment Letter and the Fee Letter, there are no conditions precedent to the obligations of the Lenders to provide the Debt Financing or any contingencies that would permit the Lenders to reduce the total amount of the Debt Financing.  Assuming the satisfaction of the conditions set forth in Section 7.01 and Section 7.02, as of the date hereof, Grifols and Buyer do not have any reason to believe that any of the conditions to the Debt Financing Commitments will not be satisfied or that the Debt Financing will not be available to Buyer and Grifols on the Closing Date.

(d)           The Debt Financing, when funded in accordance with the Debt Commitment Letter, together with the cash of Buyer, will provide Buyer with cash proceeds on the Closing Date sufficient for the satisfaction of Buyer’s obligations to pay (i) the amount to be paid to Seller (whether on behalf of itself or as agent for another Seller Company) under Section 2.07(a), and (ii) any fees and expenses of or payable by Buyer or Grifols in connection with the Debt Financing.

(e)           As of the date hereof, the Debt Commitment Letter is (i) a valid and binding obligation of Buyer and Grifols and, to the Knowledge of Buyer and Knowledge of Grifols, of each of the other parties thereto and (ii) in full force and effect (in each case, subject to the Bankruptcy Exception and the Equity Exception).  As of the date hereof, to the Knowledge of Buyer and the Knowledge of Grifols, no event has occurred that, with or without notice, lapse of time, or both, would reasonably be expected to constitute a material default or material breach or a failure to satisfy a condition precedent on the part of either Buyer or Grifols under the terms and conditions of the Debt Commitment Letter.  Buyer and Grifols have paid in full any and all commitment fees or other fees required to be paid pursuant to the terms of the Debt Commitment Letter on or before the date of this Agreement and will pay in full any such amounts due on or before the Closing Date.  The Debt Commitment Letter has not been modified, amended or altered as of the date hereof, and, as of the date hereof, none of the commitments under the Debt Commitment Letter have been withdrawn or rescinded in any respect.

(f)            In no event shall the receipt or availability of any funds or financing (including, for the avoidance of doubt, the Debt Financing) by or to Buyer, Grifols or any of their respective Affiliates or any other financing transaction be a condition to any of Buyer’s or Grifols’s obligations hereunder.

Section 5.08         Solvency.  As of the Closing Date, immediately after giving effect to the consummation of the transactions contemplated by this Agreement (including the Debt Financing) and assuming (i) the accuracy of the representations and warranties of Seller contained in Article IV, and (ii) the performance in all material respects by Seller of its obligations hereunder:

(a)           the Present Fair Salable Value of the assets of Buyer exceeds its Liabilities;

(b)           Buyer does not have Insufficient Capital; and

(c)           Buyer will be able to pay its Liabilities as they mature.

For purposes of this Section only, the following terms have the following meanings:

(i)            “Present Fair Salable Value” means the amount that could be obtained by an independent willing seller from an independent willing buyer if the assets of Buyer are sold in an arm’s-length transaction under present conditions for the sale of comparable business enterprises insofar as such conditions can be reasonably evaluated;

(ii)           “Liabilities” means, for the purposes of this Section 5.08 only, the recorded liabilities (including contingent liabilities that would be recorded in accordance with IFRS) of Buyer, as of the Closing Date after giving effect to the consummation of the transactions contemplated by this Agreement (including the Debt Financing), determined in accordance with IFRS consistently applied;

(iii)          “Will be able to pay its Liabilities as they mature” means that Buyer will have sufficient assets and cash flow to pay its Liabilities as those Liabilities mature or (in the case of contingent Liabilities) otherwise become payable.

(iv)          “Does not have Insufficient Capital” means that Buyer will not have an unreasonable small amount of capital for the business in which it is engaged.

ARTICLE VI
COVENANTS

Section 6.01         Conduct of Business Prior to the Closing.  Except as set forth in Schedule 6.01, from the date hereof until the Closing, except as otherwise provided in this Agreement or consented to in writing by Buyer (which consent shall not be unreasonably withheld or delayed), Seller shall, and shall cause its Affiliates (including the Transferred Subsidiary) to (i) conduct the Business in the ordinary course of business consistent with past practice; and (ii) use commercially reasonable efforts to maintain and preserve intact their current Business organization, operations and franchise and to preserve the rights, franchises, goodwill and relationships of their employees, customers, lenders, suppliers, regulators and other Persons having relationships with the Business.  Without limiting the foregoing, from the date hereof until the Closing Date, Seller shall not, and shall cause its Affiliates (including the Transferred Subsidiary) not to:

(a)           amend or authorize any amendments to any Organizational Document of the Transferred Subsidiary;

(b)           subject to Section 6.28, issue, grant, sell, redeem, pledge, assign, transfer or otherwise dispose of any Transferred Subsidiary Shares or any other equity interests of the Transferred Subsidiary or any securities convertible into any Transferred Subsidiary Shares or any other equity interests of the Transferred Subsidiary;

(c)           take any action related to the Business or fail to take any such action that is reasonably likely to result in the termination, revocation, suspension, lapse, modification or non-renewal of any material Permit (including any material Environmental Permit or material Health Care Permit) or any Intellectual Property Registration;

(d)           fail to pay any debts, Taxes and obligations of the Seller Companies or the Transferred Subsidiary related to the Business (other than those that have been reserved for and are being contested in good faith);

(e)           fail to maintain the Purchased Assets or any material assets of the Transferred Subsidiary in substantially the same condition as they were on the date of this Agreement (subject to reasonable wear and tear);

(f)            sell, pledge, assign, transfer or otherwise dispose of, or create any Encumbrance (other than any Permitted Encumbrance) on, any Purchased Assets or any assets of the Transferred Subsidiary, other than in the ordinary course of business consistent with past practice;

(g)           in any respect (except as required by Law or any Benefit Plan or contractual obligations in effect prior to the date hereof or as expressly set forth in this Agreement, including in Section 6.05(g) hereof), (i) grant any increase, or announce any increase, in the (A) wages, salaries or compensation, (B) bonuses or incentives (provided that bonuses or incentives in respect of periods completed prior to the Closing Date that are accrued and reflected in the Interim Statement of Net Assets may be paid in the ordinary course of business) or (C) pension or other benefits, in each case payable to any employee (who is an Employee) or consultant of the Business, other than increases in salaries or wages of Employees who are not Senior Employees in the ordinary course of business consistent with past practice; or (ii) establish, adopt, enter into, terminate or amend any material Benefit Plan or any pension plan (or any Contract or other arrangement that would be a material Benefit Plan or a pension plan if established, adopted or entered into prior to the date of this Agreement), except for amendments in the ordinary course of business consistent with past practice that would not reasonably be expected to result in additional Liabilities of Buyer and its Affiliates;

(h)           change any method of (including for Tax purposes) accounting or accounting practice for the Business, except as required by IFRS or a Governmental Authority, or fail to prepare Tax Returns with respect to the Business on a basis consistent with past practices;

(i)            fail to observe or perform in any respect any material term or condition of, or waive any rights under, any Collaboration Agreement;

(j)            (i) amend or terminate any Material Contract (including any Collaboration Agreement), other than renewals of Material Contracts in the ordinary course of business consistent with past practice, (ii) amend any Intra-Group Contract if such amendment would have a material adverse effect on the Business following the Closing, or (iii) enter into any Contracts that would be deemed to be (x) a Material Contract pursuant to Section 4.07 had they been in effect as of the date hereof or (y) or an Intra-Group Contract if such Contract would have a material adverse effect on the Business following the Closing;

(k)           grant any rights with respect to any Intellectual Property Assets or enter into any agreement or commitment the effect of which would be to grant a third party following the Closing any license to any Intellectual Property Assets other than, in each case, with respect to any Intellectual Property Assets other than Patents, in the ordinary course of business consistent with past practice;

(l)            if the Applicable Working Capital Date is December 31, 2013, take or permit any action to be taken after December 31, 2013, and prior to the Closing that (i) would result in the transfer of any Trade Current Assets that would be reflected on the Actual Net Trade Working Capital Statement or amounts in respect thereof (including cash or cash equivalents) to Seller, its Affiliates or, other than on an arm’s-length basis in the ordinary course of business consistent with past practice, any other Person or (ii) would create any Trade Current Liability to Seller, its Affiliates or, other than on an arm’s-length basis in the ordinary course of business consistent with past practice, any other Person.

(m)          waive, cancel, compromise or release or assign any rights of material value or settle or compromise any Action under any Material Contract (including any Collaboration Agreement) or settle or compromise the matters described in Annex A or Annex B other than in accordance with the provisions thereof as if such provisions were in effect, in each case, arising from or related to the Business, the Purchased Assets or the Transferred Subsidiary;

(n)           with respect to the Transferred Subsidiary, except pursuant to Section 6.28 (i) create, incur, assume or guarantee any Indebtedness, (ii) merge or consolidate with or into another Person or adopt or enter into a plan of complete or partial liquidation, dissolution, restructuring, recapitalization, reorganization or other similar transaction, (iii) acquire an equity interest in, or portion of the assets of, any business or any corporation, partnership or other business organization or division or (iv) declare, set aside or pay any dividend or other distribution (whether in cash, securities or other property); and

(o)           agree to do any of the foregoing described in clauses (a) through (n).

Nothing contained in this Section 6.01 or in the remainder of this Agreement shall give Buyer, directly or indirectly, the right to control or direct the operations of Seller prior to the Closing.  Prior to the Closing, Seller shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 6.02         Access to Information.From the date hereof until the Closing, to the extent reasonably required or advisable for Buyer (i) to consummate the transactions contemplated in this Agreement and the other Transaction Documents, (ii) to comply with its obligations under this Agreement and to comply with, and prepare to comply with, the legal obligations applicable to it and its Affiliates following Closing; and (iii) to facilitate transition planning, Seller shall, and shall cause its Affiliates to, (a) afford Buyer and Buyer’s prospective financing sources (and their advisors) and Representatives reasonable access, during normal business hours, to and the right to inspect and examine all of the Real Property, properties, assets, premises, personnel, Books and Records (including those relating to Taxes), Contracts and other documents, information and data related to the Business or the Purchased Assets; (b) furnish Buyer and Buyer’s prospective financing sources (and their advisors) and Representatives with such financial, operating and other data and information related to the Business, as Buyer or any of its Representatives may reasonably request; and (c) instruct the

Representatives of Seller and of its Affiliates (as the case may be) to cooperate with Buyer in connection with clauses (a) and (b) above; provided that any access, inspection and examination pursuant to this Section 6.02 shall be conducted upon reasonable notice and in such manner as not to interfere unreasonably with the businesses, personnel or operations of Seller or any of its Affiliates; provided, further, that the auditors and accountants of Seller or any of its Affiliates shall not be obliged to make any work papers available to any Person except in accordance with such auditors’ and accountants’ normal disclosure procedures and then only after such Person has signed a customary agreement relating to such access to work papers in form and substance reasonably acceptable to such auditors or accountants.  Seller shall be entitled to restrict such access, inspection and examination (x) as determined in good faith to be appropriate to ensure compliance with any applicable Laws, and (y) to preserve any applicable privileges (including the attorney client privilege) and to comply with contractual confidentiality obligations provided that with respect to any information that is subject to applicable privileges or contractual confidentiality obligations, Seller shall have used its commercially reasonable efforts to disclose such information in a way that would not waive such privilege or breach any such obligation; provided, further, that in the event that Seller does not provide access or information in reliance on the preceding clauses, Seller shall provide notice to Buyer that such access or information is being withheld and Seller shall use their commercially reasonable efforts to communicate, to the extent feasible, the applicable information in a way that would not violate any such privilege or obligation or risk waiver of such privilege.  Notwithstanding anything to the contrary contained herein, prior to the Closing, Buyer and its Representatives shall not (x) without the prior written consent of Seller (which Seller may withhold in its sole discretion) conduct any intrusive indoor or outdoor sampling or testing at the Real Property or any other property associated or affiliated in any way with Seller or the Business, or (y) communicate with respect to the Business (without the prior written consent of Seller, not to be unreasonably withheld, delayed or conditioned) with sales representatives, suppliers or customers of the Business; provided that this clause (y) shall not restrict contacts with any such Person independently known to Buyer with respect to matters unrelated to this Agreement.

Section 6.03         No Solicitation of Other Bids.

(a)           From the date of this Agreement until the earlier of (x) the Closing and (y) the termination of this Agreement pursuant to Section 9.01, Seller shall not, and shall not authorize or permit any of its Affiliates or any of its or their Representatives to, directly or indirectly, (i) encourage, solicit, initiate, facilitate or continue inquiries regarding an Acquisition Proposal; (ii) enter into discussions or negotiations with, or provide any information to, any Person concerning a possible Acquisition Proposal; or (iii) enter into any agreements or other instruments (whether or not binding) regarding an Acquisition Proposal.  Seller shall immediately cease and cause to be terminated, and shall cause its Affiliates and all of its and their Representatives to immediately cease and cause to be terminated, all existing solicitations, discussions or negotiations with any Persons conducted heretofore with respect to, or that could lead to, an Acquisition Proposal.  For purposes hereof, “Acquisition Proposal” means any inquiry, proposal or offer (whether binding or non-binding) from any Person (other than Buyer or any of its Affiliates) relating to the direct or indirect disposition, whether by sale, merger, business combination, reorganization or otherwise, of all or any portion of the Business or the Purchased Assets.  Seller shall enforce and shall not waive any rights under any standstill, confidentiality or similar agreements to which it is a party.  Seller shall promptly inform its

Representatives and Affiliates of their obligations under this Section 6.03.  If any Representatives or Affiliates of Seller takes any action that Seller is obligated by this Section 6.03 to cause such Representative or Affiliate not to take, Seller shall be deemed to have breached this Section 6.03.

(b)           In addition to the other obligations under this Section 6.03, Seller shall, until the earlier of (x) the Closing and (y) the termination of this Agreement pursuant to Section 9.01, notify Buyer promptly (and in any event within 24 hours) upon receipt by Seller or any of its Affiliates or Representatives of (i) any Acquisition Proposal, indication by any Person that it is considering making an Acquisition Proposal or amendment or modification to an Acquisition Proposal, (ii) any request for non-public information relating to Seller other than requests for information in the ordinary course of business consistent with past practices and unrelated to an Acquisition Proposal or (iii) any inquiry or request for discussions or negotiations regarding any Acquisition Proposal.  Seller shall notify Buyer promptly (and in any event within 24 hours) with the identity of such Person and a copy of such Acquisition Proposal, indication, inquiry or request (or, where no such copy is available, a description of such Acquisition Proposal, indication, inquiry or request), including any modifications thereto.

(c)           Seller agrees that the rights and remedies for noncompliance with this Section 6.03 shall include having such provision specifically enforced by any court having equity jurisdiction, it being acknowledged and agreed that any such breach or threatened breach shall cause irreparable injury to Buyer and that money damages would not provide an adequate remedy to Buyer.

Section 6.04         Notice of Certain Events.  From the date hereof until the Closing Date, Seller shall provide Buyer with reasonably prompt notice:

(a)           if at any time or for any reason Seller believes in good faith that the conditions set forth in Section 7.02 will not be satisfied by the End Date;

(b)           of any notice or written communication received by Seller or its Affiliates (i) from any Person alleging that the consent of such Person is required in connection with the transactions contemplated by this Agreement or the Transaction Documents, but only if Seller in good faith believes that such Person is correct or (ii) from any Governmental Authority in connection with the transactions contemplated by this Agreement or the Transaction Documents; or

(c)           of the commencement to the Knowledge of Seller of any Actions that would reasonably be expected to impair, prevent or materially delay the consummation of the transactions contemplated by this Agreement or the Transaction Documents.

Section 6.05         Employees and Employee Benefits.

(a)           As of the Closing Date, Buyer shall (i) cause the Transferred Subsidiary to continue to employ all of its employees (where employment continues automatically by operation of Law) and (ii) continue, or cause its Affiliates to continue, to employ (where employment continues automatically by operation of Law) or offer, or cause its Affiliates to offer, employment (where employment does not continue automatically by operation of Law) in accordance with this Section 6.05 to each Employee (other than an Employee of a Transferred Subsidiary) who is actively employed immediately prior to the Closing Date.

(b)           Buyer also shall, or shall cause its Affiliates to, offer reinstatement or employment, as the case may be, as of the Closing Date, to each Employee (other than an Employee of a Transferred Subsidiary) who is not actively employed immediately prior to the Closing Date but who has a right of reinstatement per Business policy or applicable Law (collectively, “Inactive Business Employees”), in each case effective promptly upon his or her return from any leave or other absence in accordance with current Business policy, but not to exceed 12 months following the original absence (or such longer period as may be required by applicable Law).  Other than as required under applicable Law, for a period of at least two years following the Closing Date, Buyer shall, or shall cause its Affiliates to, provide each Transferred Employee with (i) salary, wages, incentive compensation, and bonus opportunities that are substantially comparable as those being provided to the Transferred Employee by Seller immediately prior to the Closing Date, and (ii) benefits and other terms and conditions of employment substantially comparable, in the aggregate, to the benefits, terms and conditions being provided to the Transferred Employee by Seller immediately prior to the Closing Date; provided that for purposes of the covenants of this Section 6.05(a)(b), defined benefit pension plans, retiree welfare benefits and equity compensation shall be disregarded; and provided, further, that in respect of all Transferred Employees employed in the United States, benefits under the long term incentive scheme shall not be disregarded (it being understood that such benefits may be replaced by Buyer in respect of the Transferred Employees with substantially comparable compensation or benefits opportunities in the aggregate, but in respect of all Employees employed in the United States, benefits under the long term incentive scheme shall not be replaced with pension benefits).  Seller will reasonably co-operate with Buyer to provide information about the Benefit Plans necessary to assist Buyer in complying with this Section 6.05.  Following the date hereof, Seller shall also provide Buyer with any additional information concerning Business Employees (and the compensation and benefits payable thereto), including, without limitation, annual incentive and longterm incentives previously earned) to the extent (i) such information is reasonably requested by Buyer, is not otherwise reasonably available to it and relevant to any determination to be made by Buyer with respect to any Employees under this Agreement and (ii) such information is provided in accordance with any material consent and local Law requirements applicable thereto, and Seller shall use its reasonable best efforts to obtain any such consents.  Seller shall provide to Buyer a list of all Inactive Business Employee as soon as practicable after the date hereof, identifying the circumstances of their leave or other absence and any right of reinstatement, and Seller shall provide or cause to be provided to Buyer an updated schedule of Inactive Business Employees no later than ten Business Days prior to the Closing Date.  All (x) Employees to whom Buyer (or an Affiliate of Buyer) offers employment and who accept such employment and become employed by Buyer (or an Affiliate of Buyer), and (y) Employees of any Transferred Subsidiary at the time of the Closing, are herein referred to as the “Transferred Employees” and each Transferred Employee shall cease to be an employee of Seller or its Affiliate, as applicable, as of the date the Transferred Employee becomes an employee of Buyer (or an Affiliate of Buyer) (such date, the “Employee Transfer Date”).

(c)           Where the local employment laws provide for the automatic transfer of employees upon the transfer of a business as a going concern, if any contract of employment relating to a person other than an Employee has effect as if originally made between Buyer and that person, Buyer shall notify Seller as soon as is reasonably practicable.  Seller or any of its Affiliates may offer employment to that person within ten business days of that notification and that person shall have ten business days to accept or decline that offer of employment.  If after that period has elapsed, the person concerned has not been offered such employment or, if that person has been offered employment and has not accepted that offer within the additional 10 business day period, Buyer may terminate the contract, by giving due notice or making an appropriate payment in lieu of notice and taking all reasonable steps to mitigate any damages or compensation which might be awarded to the persons concerned and in any event acting in consultation with Seller.  Subject to Buyer compliance with the terms of this paragraph, Seller shall pay to Buyer the amount of any Liability and/or Losses arising out of such termination and against any sum payable to it or in respect of the applicable person under his or her contract of employment following Closing.

(d)           For a period of 24 months following the Closing Date, Buyer and its Affiliates shall provide to any Transferred Employee who is not party to an employment agreement, who is terminated by Buyer and its Affiliates without “cause” (within the meaning of the severance arrangements of Buyer as in effect from time to time) and who timely executes and delivers (without revocation) a release of claims against Buyer and its Affiliates (to the extent required by Buyer) severance benefits in amounts and on terms and conditions substantially comparable to the severance benefits that would have been provided by Seller and its Affiliates to such Transferred Employee immediately prior to the Closing Date.

(e)           Each Transferred Employee shall be given credit for service with Seller or its Affiliates and their respective predecessors under any employee benefit plans or arrangements of Buyer and its Affiliates for all purposes of eligibility and vesting and accrual of benefits solely to the extent past service was recognized for such Transferred Employees under the comparable Benefit Plans immediately prior to the Closing, and to the same extent past service is credited under such plans or arrangements for similarly situated employees of Buyer.  Notwithstanding the foregoing, nothing in this Section 6.05(e) shall be construed to require crediting of service for purposes of the calculation of benefits or that would result in (i) duplication of benefits, (ii) service credit for any purposes under any plans for which participation, service and/or benefit accrual is frozen or any defined benefit pension plan or any post-employment health or post-employment welfare plan, or (iii) service credit under a newly established plan for which prior service is not taken into account for employees of Buyer and its Affiliates generally.

(f)            With respect to any welfare plan maintained by Buyer or its Affiliates in which Transferred Employees are eligible to participate after the Closing Date, Buyer shall use commercially reasonable efforts to (i) waive all limitations as to preexisting conditions and exclusions and waiting periods with respect to participation and coverage requirements applicable to such employees to the extent such conditions and exclusions and waiting periods were satisfied or did not apply to such employees under the welfare plans maintained by Seller and its Affiliates prior to the Closing Date, and (ii) provide each Transferred Employee with credit for any co-payments and deductibles paid prior to the Closing Date in satisfying any analogous deductible or out-of pocket requirements to the extent applicable under any such plan in the year in which the Closing occurs, to the extent credited under the welfare plans maintained by Seller or its Affiliates prior to the Closing Date.

(g)           Seller shall be responsible for the payment of any earned but unpaid salaries, bonus, incentive pay, vacation pay, sick pay, holiday pay, other paid time off, severance pay and other like obligations and payments to the Employees, for all periods of employment by Seller that are due prior to the Closing Date.  Seller shall also be responsible for the payment of any amounts due to the Transferred Employees pursuant to the Benefit Plans of Seller as a result of its employment of the Employees through and including the Closing Date, or with regard to Inactive Business Employees, the Employee Transfer Date, and for all incurred but unreported or unpaid medical claims occurring prior to the Employee Transfer Date and for the cost associated with confinement in any medical care, nursing, rehabilitation or similar facility which commences prior to the Closing Date.  Where the local employment Laws do not provide for the automatic transfer of employees upon the transfer of a business as a going concern, Buyer shall assume and agree to be bound by any individual contract of employment and tax equalization agreement entered into between any Employee and Seller or any of its Affiliates that is listed on Schedule 6.05(g) (true, complete and correct copies of which have been delivered to Buyer prior to the date hereof).

(h)           Seller agrees, for each Transferred Employee, to (i) use its reasonable best efforts to vest or cause to be vested as of the Closing Date all unvested pensions and savings rights, and (ii) to vest or cause to be vested all unvested outstanding stock options and other equity awards, bonuses and/or other incentives granted under the Benefit Plans prior to the Closing Date (based on a deemed achievement of performance conditions at target level, if applicable).  To the extent Seller or any of its Affiliates vests or causes to be vested unvested outstanding stock options and equity awards (including, for the avoidance of doubt, under the plans listed on Schedule 4.19(h)) as per this Section 6.05(g), Buyer shall promptly pay to Seller an amount equal to the lesser of (x) one-half of the aggregate Fair Value of the unvested portion of such outstanding stock options and equity awards as of the Closing Date and (y) $7,500,000.  Subject to and except as otherwise provided in Section 6.06 below, Transferred Employees participating in the Benefit Plans not vested as per the preceding sentence, including but not limited to the relevant Benefit Plans listed in Schedule 6.06 and the U.S. retiree medical plan, will be treated as having ceased employment with Seller at the Closing Date and the vesting conditions will be determined in accordance with the terms and conditions of such Benefit Plans at the Closing Date.  On or prior to the Closing Date, Seller shall take all necessary action to cause the account balances and/or accrued benefits of the Transferred Employees under Seller’s 401(k) plans and Seller’s non-qualified defined contribution savings plans maintained for the benefit of any of its U.S.-based Employees (including, without limitation, the Restoration Plan for Investment Savings Plan and Defined Contribution Savings Program) in which Transferred Employees participate to be fully vested and non-forfeitable as of the Closing Date, and Seller and its Affiliates shall contribute to such 401(k) plans and defined contribution savings plan(s) the matching contributions relating to periods prior to the Closing Date based on the amount of percentage that Seller is required to contribute to such plan on behalf of the Transferred Employees through the Closing Date as if such employees had satisfied all prerequisites for receiving such contributions as of the Closing Date.

(i)            Effective as of immediately prior to the Closing Date, Seller shall, and hereby does, release all Transferred Employees from any confidentiality obligations to the extent (and only to the extent) necessary for such Transferred Employees to provide services to Buyer in respect of the Business or the Purchased Assets, and Seller shall not, and shall cause its Affiliates not to, directly or indirectly, enforce any non-competition, non-solicitation, no-hire or similar covenant with respect to any Transferred Employee or take any other action that could reasonably restrict or limit any Transferred Employee from providing employment or other services to Buyer and its Affiliates.

(j)            Seller shall be responsible for complying with the requirements of Internal Revenue Code Section 4980B and Part 6 of Title I of ERISA for its employees (including the Transferred Employees) and their “qualified beneficiaries” whose “qualifying event” (as such terms are defined in Internal Revenue Code Section 4980B) occurs on or prior to the Closing Date.  Buyer shall have no liability under COBRA or under Internal Revenue Code Section 4980B relating to any Employees for events occurring on or prior to the Closing Date.

(k)           Seller agrees to provide, and shall cause its Affiliates to provide, any required notice under and to otherwise comply with, and to retain all Liabilities relating to, the WARN Act with respect to any event affecting the employees of the Business prior to the Closing Date.  Buyer agrees to provide any required notice under and to otherwise comply with, and to assume all Liabilities relating to, such Laws with respect to any event affecting Transferred Employees on or after the Closing Date.  On or as soon as practicable following the Closing Date, Seller shall deliver to Buyer a true, complete and correct list of all persons who suffered an “employment loss” (as defined in the WARN Act) during the 90-day period prior to the Closing Date.

(l)            Seller shall following the date hereof comply, with any requirement to consult with the Employees, a relevant trade union or works council or any other employee representatives in connection with the transactions contemplated by this Agreement.  The parties hereto shall, and shall cause their respective Affiliates to, mutually cooperate in undertaking all reasonably necessary or legally required actions, provision of information to, or consultations, discussions or negotiations with, employee representative bodies (including any unions or works councils) which represent employees affected by the transactions contemplated by this Agreement.

(m)          On or as soon as practicable following the Closing Date, Seller shall pay (to the extent not previously paid) to the Transferred Employees who are eligible to receive annual incentive compensation payments from Seller or its Affiliates pursuant to Seller’s Annual Bonus Plans disclosed in Schedule 4.19(a) and Schedule 4.19(f) (such plans, the “Annual Bonus Plans”): (i) the annual bonuses earned by such Transferred Employees for calendar year 2013 under such Annual Bonus Plans; and (ii) if the Closing Date occurs after January 3, 2014, a pro rata portion, at target level, of annual bonuses accrued in respect of calendar year 2014 through the Closing Date.

(n)           Seller will use commercially reasonable efforts to second Cyrill Kellerhalls (the “Seconded Employee”) to the Business to perform the position of Head of Technical Operations for a period of two years from the Closing Date. Buyer will pay all reasonable compensation costs in the ordinary course in accordance with past practice and local custom for the Seconded Employee to Seller. The terms and conditions of such secondment shall be included in the Transition Services Agreement between the date hereof and the Closing Date.

(o)           Nothing contained in the Agreement shall restrict the ability of Buyer to terminate the employment of any Transferred Employee for any reason at any time after the effective date of his or her employment with Buyer.  Moreover, except as specifically provided in this Section 6.05, nothing contained in the Agreement shall require Buyer to maintain any specific Benefit Plan or other compensation or employee benefit plan, program, policy or practice following the Closing Date or shall be deemed to amend any Benefit Plan of Seller or any employee benefit plan or arrangement of Buyer or its Affiliates.  Nothing in this Section 6.05, express or implied, is intended to confer upon any current or former employee of the Business, or upon any representative of such person, any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

Section 6.06         Transitional Benefit Plan Matters.

(a)           Following the date hereof, the parties shall, in good faith, cooperate and negotiate and execute a transitional services agreement pursuant to which Seller shall permit, to the extent permitted by Law and agreed between the parties, (1) each Transferred Employee to continue to be eligible to participate in each Applicable Plan for a period up to the Transitional Benefits Period, to the extent that such Transferred Employee was eligible to participate in such Applicable Plan as of the Closing Date and continued participation is permissible under local law and not unduly onerous on either party, provided, that Seller shall use its commercially reasonable best efforts to permit such continued participation (including obtaining any required consents), and (2) to earn, accrue and receive the employee benefits payable or provided thereunder, on terms and conditions substantially comparable as those applicable prior to the Closing Date (such transitional services agreement, the “Benefits TSA”), which Benefits TSA shall have such terms and conditions as are consistent with this Section 6.06.

(b)           Seller shall provide Buyer with such information in relation to each Applicable Plan as is reasonably required to enable Buyer to (i) identify which Transferred Employees participate in the Applicable Plans as of the Closing Date; and (ii) determine the amount and form of the benefits accrued, vested and payable in respect of Transferred Employees under the Applicable Plans.  At any time during the Transitional Benefits Period applicable to any Applicable Plan, Buyer may, in its sole discretion, determine whether to set up or nominate a Designated Plan in any Relevant Jurisdiction.

(i)            Where reasonably practicable, Buyer shall use all reasonable endeavours to set up or nominate a Designated Plan in each Relevant Jurisdiction.  Prior to the Closing Date (or, if later, prior to the expiry of the applicable Transitional Benefits Period) Buyer shall make available to each Transferred Employee participation in the Designated Plan.  Seller shall not be responsible with any costs associated with the provision of future pension benefits to Transferred Employees in respect of service with the Buyer on and from the Closing Date.

(ii)           Buyer and Seller shall cooperate in good faith in order to cause the accrued benefits of the Transferred Employees and the accrued assets in respect thereof to be transferred to a Designated Plan (in each case, determined in accordance with the regulations of the relevant Applicable Plan and the applicable laws and normal practices of each Relevant Jurisdiction), or if transfer to a Designated Plan is not permitted, to be paid to the Buyer for the benefit of the Transferred Employees.  Buyer shall procure that any Transfer Amount shall be used only for the purpose of providing Relevant Pension Benefits under the Designated Plan or in accordance with paragraph (iii) below for and in respect of the Transferred Employee to whom, and the period of employment to which, the Transfer Amount relates.

(iii)          Where a Transferred Employee is unable to transfer accrued benefits to a Designated Plan due to the provisions of a Benefit Plan, the operation of law, a failure to obtain third party consents or otherwise, such Transferred Employee shall be treated for the purpose of his Relevant Pension Benefits as if he left service with Seller on the Closing Date or, if later, the date on which the parties agree at or before the expiry of the Transitional Benefits Period that no such transfer shall be made; provided that Seller and Buyer shall use their commercially reasonable best efforts to obtain any required consents. In the event that the Buyer determines not to set up or nominate a Designated Plan in any Relevant Jurisdiction, Buyer and Seller shall cooperate in good faith and use commercially reasonable efforts to implement benefit arrangements and payroll procedures in order to permit the Transferred Employees to receive their accrued and vested benefits under the Applicable Plans or under an alternative arrangement agreed between the parties (in each case, determined in accordance with the regulations of the relevant Applicable Plan and the applicable laws and normal practices of each Relevant Jurisdiction) following the applicable Transitional Benefits Period, and will cooperate with each other to cause such plans and procedures to be so implemented.

(c)           The Benefits TSA will permit Buyer and the Transferred Employees to continue to participate in any Applicable Plans while Buyer sets up or nominates a Designated Plan (or an alternative arrangement agreed between the parties) for such period as is determined by Buyer but limited: (a) with respect to Applicable Plans which provide employee benefits in the form of contribution payments or benefit accrual, to a period of not more than twelve months following the Closing Date and (b) with respect to Applicable Plans which provide employee benefits in the form of health and welfare coverage, to a period of not more than six months following the Closing Date (in each case, the “Transitional Benefits Period”) (or such shorter periods as may be required by applicable law or taxation practice or as determined by agreement of the parties).  Such participation must be permitted in the country by law and by the relevant regulatory or fiscal authority, and approved by the person(s) who has or have responsibility for the administration and management of the Applicable Plan; provided, that Seller and Buyer shall use their commercially reasonable best efforts to obtain any such consents.  In each case, Buyer may terminate the services contemplated under the Benefits TSA with respect to any Applicable Plan in a Relevant Jurisdiction at any time following the Closing Date upon thirty (30) days prior written notice to Seller (it being understood that the applicable benefits transition period with respect to any Applicable Plan may differ from that applicable to any other Applicable Plan).

(d)           Buyer and Seller must comply with the rules of each Applicable Plan for the duration of any period of temporary participation.  Buyer shall pay to Seller, and reimburse Seller for, the actual funding and administrative costs incurred by Seller and its Affiliates for the Transferred Employees’ participation in the Applicable Plans during any Transitional Benefits

Period following the Closing Date, plus reasonable external costs and expenses associated with the services provided to Buyer.

(e)           Notwithstanding anything in this Section 6.06 to the contrary, certain Transferred Employees may be entitled to future pension benefits in a Relevant Jurisdiction from and after the Closing Date by operation of Law.  Where such entitlement exists, the parties shall co-operate to such extent as is reasonable so as to facilitate the provision of such benefits by Buyer from and after the Closing Date.  For the avoidance of doubt, nothing herein will be deemed to relieve Seller, Buyer or their respective Affiliates of any obligations under applicable Law (including Laws as to employment and/or labor conditions) with respect to any Transferred Employees in any Relevant Jurisdiction.

Any dispute between Seller and Buyer related to the calculation of benefits under this Section 6.06 shall, in the absence of agreement between them, be referred to an independent actuary agreed by Seller and Buyer or, failing such agreement, appointed by the President for the time being of the Institute and Faculty of Actuaries in England at the request of the party first applying. The independent actuary shall act as an expert and not as an arbitrator. His decision shall be final and binding on the parties and his expenses shall be borne between Seller and Buyer as the independent actuary may direct.

Section 6.07         Confidentiality.  From and after the Closing, Seller shall, and shall cause its Affiliates and its and their respective Representatives to, hold in confidence any and all confidential and proprietary information, whether written or oral, concerning the Business, except to the extent that Seller can show that such information (a) is generally available to the public through no fault of Seller, any of its Affiliates or its or their respective Representatives; or (b) is lawfully acquired by Seller, any of its Affiliates or its or their respective Representatives from and after the Closing from sources that are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation.  If Seller or any of its Affiliates or its or their respective Representatives is compelled to disclose any information by judicial or administrative process or by other requirements of Law or it becomes necessary for Seller or any of its Affiliates to disclose such information in connection with any legal or administrative proceeding, Seller shall promptly notify Buyer in writing and shall disclose only that portion of such information as is necessary, provided that Seller shall cooperate with Buyer if Buyer seeks to obtain an appropriate protective order or other reasonable assurance that confidential treatment will be accorded such information.

Section 6.08         Non-competition; Non-solicitation.

(a)           During the Restricted Period, Seller shall not, and shall not permit any of its Affiliates to, directly or indirectly (it being understood that commercial transactions with a client, customer, supplier, licensor or distributor that is not an Affiliate of Seller shall not be deemed to be indirectly violating the provisions of this Section 6.08 by reason of the fact that such person may be engaging in the Restricted Business or taking any other action prohibited hereunder):

(i)            engage in the Restricted Business in the Territory;

(ii)           have an interest in any Person that engages directly in the Restricted Business in the Territory in any capacity, including as a partner, shareholder, member, principal, agent, trustee or consultant; or

(iii)          cause, induce or encourage any client, customer, supplier or licensor of the Business (including any Person that becomes a client or customer of the Business after the Closing), or any other Person who has a material business relationship with the Business, to terminate or modify any such actual or prospective relationship in a manner that is adverse to the Business.

(b)           The restrictions in Section 6.08(a) shall not apply to:

(i)            The Specified Excluded Businesses, or any business conducted or investment held by Seller or its Affiliates (other than the Business), or contemplated by an existing contractual arrangement applicable to Seller or any of its Affiliates (other than the Business) as of the date of this Agreement and disclosed on Schedule 6.08(b), which Schedule will be provided within 15 Business Days after the date hereof and which, to the Knowledge of Seller as of the date hereof, would not reasonably be expected to disclose businesses, investments or arrangements that would be significant in light of the intended purpose of this Section 6.08;

(ii)           any equity investment (including equity derivatives) in a Person in which Seller and its Affiliates (A) do not have the right to designate greater than 20% of the board of directors (or similar governing body) of such Person, (B) hold less than 25% of the total voting power of the outstanding voting securities or similar equity interests, (C) do not manage or operate the business of such Person or make significant proprietary assets available to such Person for use in such Person’s business other than on arm’s length commercial terms and (D) are not entitled to ordinary dividend income or other distributions that are greater than the product of (x) 1.5 and (y) what a Person who is the holder of ordinary voting securities or similar equity interests with a total voting power equal to the total voting power of the outstanding voting securities or similar equity interests held by Seller and its Affiliates would receive;

(iii)          any business activity that would otherwise violate Section 6.08(a) that is acquired in connection with an Acquisition so long as (A) the net sales derived from the conduct of the Restricted Business constitute less than 20% of the net sales of the Acquired Business and such annual net sales derived from the conduct of the Restricted Business are less than $80 million; or (B) Seller or its Affiliates, as applicable, divests all or substantially all of the business activity that would otherwise violate Section 6.08(a) or otherwise terminates or disposes of such business activity, product lines or assets of such Acquired Business that would otherwise violate Section 6.08(a) within one year after the consummation of the acquisition of such Acquisition or such longer period as may reasonably be necessary to comply with any applicable Laws; provided, however, that Seller or any of its Affiliates may not under any circumstances acquire an Acquired Business with respect to which the portion of the business activity that is prohibited by Section 6.08(a) (x) constitutes 30% or more of the total annual net sales of such Acquired Business unless the total annual net sales of the Acquired

Business are less than $100 million, or (y) generates annual net sales in excess of $120 million;

(iv)          passive investments by a pension or employee benefit plan or trust for present or former employees so long as such investments are directed by independent trustees, administrators or employees or by virtue of any other similar plan, fund or investment vehicle over which Seller and its Affiliates exercise no investment discretion (other than the right to buy or sell its interest in such plan, fund or investment vehicle) and financial investments by the Novartis Venture Funds;

(v)           investments by the Novartis Foundation for Sustainable Development or a similar non-profit-based organization;

(vi)          performance of any obligation of Seller or an Affiliate of Seller under the Transaction Documents, as amended from time to time in accordance with its their terms; or

(vii)         provision of data or other content to or in connection with a Restricted Business conducted by any Person other than Seller or an Affiliate of Seller, in each case as required by applicable Law.

(c)           Section 6.08(a) shall (x) cease to be applicable to any Person at such time as it is no longer an Affiliate of Seller and shall not apply to any Person that purchases assets, operations, a subsidiary or a business from Seller or one of its Affiliates, if such Person is not an Affiliate of Seller after such transaction is consummated, and (y) be inapplicable to any Affiliate of Seller in which a Person who is not an Affiliate of Seller holds equity interests and with respect to whom Seller or another Affiliate, as applicable, has existing contractual or legal obligations limiting Seller’s discretion to impose on the subject Affiliate a non-competition obligation such as that in Section 6.08(a) and to be set forth on Schedule 6.08(c) (which Schedule will be provided within 15 days after the date hereof and which, to the Knowledge of Seller as of the date hereof, would not reasonably be expected to contain equity interests that would be significant in light of the intended purposes of this Section 6.08).

(d)           During the Restricted Period, Seller shall not, and shall not permit any of its Affiliates to, directly or indirectly, hire or solicit any person who is offered employment by Buyer or its Affiliates pursuant to Section 6.05 and is or was a Senior Employee during the Restricted Period or whose total annual compensation is in excess of $150,000, or encourage any such employee to leave such employment or hire any such employee who has left such employment, except pursuant to a general solicitation that is not directed specifically to any such employee; provided that nothing in this Section 6.08(d) shall prevent Seller or any of its Affiliates from (i) hiring or soliciting any employee whose employment with Buyer or any of its Affiliates was terminated by Buyer or (ii) hiring or soliciting any employee whose employment with Buyer or any of its Affiliates has been terminated by the employee, after 180 days from the date of termination of such employment.

(e)           Seller acknowledges that a breach or threatened breach of this Section 6.08 would give rise to irreparable harm to Buyer or its Affiliates, for which monetary damages would not be an adequate remedy, and hereby agrees that in the event of a breach or a threatened breach by Seller of any of its obligations, Buyer or its Affiliates may, in addition to any and all other rights and remedies that may be available to it in respect of such breach, be entitled to seek equitable relief, including a temporary restraining order, an injunction, specific performance and any other relief that may be available from a court of competent jurisdiction (without any requirement to post bond).

(f)            Seller acknowledges that the restrictions contained in this Section 6.08 are reasonable and necessary to protect the legitimate interests of Buyer and its Affiliates and constitute a material inducement to Buyer to enter into this Agreement and the other Transaction Documents and consummate the transactions contemplated by this Agreement and the other Transaction Documents.  In the event that any covenant contained in this Section 6.08 should ever be adjudicated to exceed the time, geographic, product or service or other limitations permitted by applicable Law in any jurisdiction, then any court is expressly empowered to reform such covenant, and such covenant shall be deemed reformed, in such jurisdiction to the maximum time, geographic, product or service or other limitations permitted by applicable Law.  The covenants contained in this Section 6.08 and each provision hereof are severable and distinct covenants and provisions.  The invalidity or unenforceability of any such covenant or provision as written shall not invalidate or render unenforceable the remaining covenants or provisions hereof, and any such invalidity or unenforceability in any jurisdiction shall not invalidate or render unenforceable such covenant or provision in any other jurisdiction.

Section 6.09         Governmental Approvals and Consents.

(a)           Each party hereto shall, as promptly as possible, (i) but no later than ten calendar days after the date hereof, make, or cause to be made, all filings and submissions under the HSR Act and other applicable premerger notification requirements set forth on Schedule 4.03 applicable to such party or any of its Affiliates; (ii) respond, or cause to be responded, as soon as reasonably practicable to any requests for additional information or documentary material from any Governmental Authority; and (iii) use commercially reasonable efforts to obtain, or cause to be obtained, the expiration or early termination of any waiting periods under applicable premerger notification requirements and all consents, authorizations, orders and approvals from all Governmental Authorities that may be or become necessary for its execution and delivery of this Agreement and the performance of its obligations pursuant to this Agreement and the other Transaction Documents.  Each party shall cooperate fully with the other party and its Affiliates in promptly seeking to obtain the expiration or termination of all such waiting periods and to obtain all such consents, authorizations, orders and approvals.  Neither party hereto shall take any action (including, in the case of Buyer, acquiring or agreeing to acquire any assets or securities of any other person) that would have the effect of delaying, impairing or impeding the receipt of any required consents, authorizations, orders and approvals, except that, after first consulting with and reasonably considering the views of Seller, (i) Buyer shall have a unilateral right to withdraw and refile its HSR Act filing pursuant to 16 CFR 803.12, and (ii) Buyer shall have the unilateral right to enter into and modify a timing agreement.  Buyer shall promptly oppose fully and vigorously any request for, the entry of, and seek to have vacated or terminated, any order, judgment, decree, injunction or ruling of any Governmental Authority that could restrain, prevent or delay completion, including by defending through litigation, any action asserted by any person in any court or before any Governmental Authority.

(b)           Without limiting the generality of the parties’ undertakings pursuant to clause (a) above, each of the parties hereto shall use commercially reasonable efforts to promptly respond to any inquiries by any Governmental Authority regarding antitrust or other matters with respect to the transactions contemplated by this Agreement or any other Transaction Document in order to satisfy the condition to Closing set forth in Section 7.01 as soon as practicable or to avoid the imposition of any Governmental Order or the taking of any action that would restrain, alter or enjoin the transactions contemplated by this Agreement or any other Transaction Document.  Such commercially reasonable efforts shall include, in the case of Buyer or its Affiliates: (i) selling, divesting or disposing (including by licensing any Intellectual Property) of any Purchased Assets, the Transferred Subsidiary and/or any other assets or businesses of Buyer or its Affiliates; (ii) terminating any existing relationships and contractual rights and obligations pertaining to the Purchased Assets or of Buyer or any of its Affiliates; (iii) limiting its freedom of action with respect to, or its ability to retain, any of the Purchased Assets and/or any other assets or businesses of Buyer or its Affiliates; and (iv) proposing, negotiating, and offering to commit and effect to any Governmental Authority any of the foregoing (and if such offer is accepted, committing to and effecting any of the foregoing), by consent decree, hold separate order or otherwise (each a “Remedy”); provided that the Remedy shall in no event include (i) the termination or material modification of any of the Collaboration Agreements or any of Buyer’s material rights thereunder, or (ii) a material limitation of Buyer’s freedom of action with respect to any of the Collaboration Agreements.  Buyer shall promptly oppose fully and vigorously any request for, the entry of, and seek to have vacated or terminated, any Governmental Order that could restrain, prevent or delay Closing by defending through litigation, any action asserted by any person in any court or before any Governmental Authority.

(c)           If any takeover statute is or becomes applicable to this Agreement or the transactions contemplated hereby, each of Buyer, Seller and their respective boards of directors shall (i) take all necessary action to ensure that such transactions may be consummated as promptly as practicable upon the terms and subject to the conditions set forth in this Agreement and (ii) otherwise act to eliminate or minimize the effects of such takeover statute.

(d)           Each party shall promptly notify the other of any communication concerning this Agreement and the transactions contemplated by it from any Governmental Authority.  All presentations, briefs, filings and submissions made by or on behalf of either party before any Governmental Authority or the staff or regulators of any Governmental Authority, in connection with the transactions contemplated hereunder (but, for the avoidance of doubt, not including any interactions between Seller or Buyer with Governmental Authorities in the ordinary course of business), shall be shared with and disclosed to the other party hereunder in advance of any filing, submission or attendance for review (subject to applicable Law and, in appropriate cases, to appropriate confidentiality agreements to limit disclosure to outside lawyers and consultants), it being the intent that the parties will consult and cooperate with one another, and consider in good faith the views of one another, in connection with any such presentations, briefs, filings, and submissions.  Each party agrees that it shall not participate in any meeting or substantive discussion (including any discussion relating to the antitrust merits) with any Governmental Authority unless, to the extent practicable, it consults with the other party and its representatives in advance, considers in good faith their views, and invites the other party’s representatives to attend unless the Governmental Authority prohibits such attendance.  Notwithstanding the foregoing, it is expressly agreed that Buyer shall have the right to direct all negotiations with any Governmental Authority regarding any consent decree, hold separate order or agreement.

(e)           Seller shall (i) use its (A) best efforts to obtain, prior to the Closing, the consents set forth on Schedule 6.09(e) and (B) commercially reasonable efforts to obtain, prior to the Closing any consent required as a result of the transactions contemplated hereby; provided, however, that (1) neither Seller nor any of its Affiliates shall be required to take any action that would cause it to be in breach of Section 6.01 and (2) Buyer will reasonably assist Seller in obtaining such consents and (ii) use commercially reasonable efforts to transfer to Buyer or its designee all Permits, including all Environmental Permits, Health Care Permits and Intellectual Property Registrations, required in connection with the Purchased Assets or by the Business in the ordinary course of business, or (iii) where the transfer referred to in clause (ii) is not possible, assist Buyer in obtaining new Permits, including all Environmental Permits, Health Care Permits and Intellectual Property Registrations, required in connection with the Purchased Assets or by the Business, whether such Permits are to be issued to Buyer or any of its Affiliates directly or to Representatives or contractors thereof.

(f)            Within 45 days after the date hereof, Seller shall deliver to Buyer true, complete and correct copies of all material Permits used by Seller or its Affiliates in connection with the Business.

Section 6.10         Business Books and Records.

(a)           In order to facilitate the resolution of any claims made against or incurred by Seller, or pursued by Seller against any other Person, prior to the Closing, or for any other reasonable purpose, for a period of seven years after the Closing, Buyer shall:

(i)            retain the Business Books and Records (including personnel files) relating to periods prior to the Closing in a manner reasonably consistent with the past practices of Seller;

(ii)           upon reasonable notice, afford the Representatives of Seller reasonable access (including the right to make, at Seller’s expense, photocopies), during normal business hours, to such Business Books and Records; and

(iii)          upon reasonable notice, make available to Seller employees of Buyer that are or were involved in the Business on or prior to Closing for purposes of pursing or defending any such claims.

(b)           In order to facilitate the resolution of any claims made by or against or incurred by Buyer after the Closing, or for any other reasonable purpose, for a period of seven years following the Closing, Seller shall, and shall cause the Seller Companies to:

(i)            retain the Business Books and Records (including personnel files) of Seller and the other Seller Companies (other than such Business Books and Records of the Transferred Subsidiary that will be transferred to Buyer at the Closing) that relate to the Business and its operations for periods prior to the Closing;

(ii)           upon reasonable notice, afford the Representatives of Buyer reasonable access (including the right to make, at Buyer’s expense, photocopies), during normal business hours, to such Business Books and Records; and

(iii)          upon reasonable notice, make available to Buyer Seller’s employees that are or were involved in the Business on or prior to Closing for purposes of pursing or defending any such claims.

(c)           Buyer and Seller and its Affiliates shall comply with the obligations set forth in Schedule 6.10(c).

(d)           Neither Buyer nor Seller shall be obligated to provide the other party with access to any books or records (including personnel files) pursuant to this Section 6.10 where such access would violate any Law.

Section 6.11         Closing Conditions.  From the date hereof until the Closing, each party hereto shall use commercially reasonable efforts to take such actions as are necessary to expeditiously satisfy the closing conditions set forth in Article VII hereof.  Without limiting the generality of the foregoing, each party shall use commercially reasonable efforts to complete, the unions information and consultation procedure provided under article 47 of Law no. 428 of December 29, 1990 and article 2112 of the Italian Civil Code in relation to the transaction to which this Agreement relates, all in accordance with the applicable Law.  Such efforts with respect to the consultation procedure shall commence not later than ten calendar days after the date hereof and neither party shall voluntarily extend the consultation period without the prior written consent of the other party.

Section 6.12         Public Announcements.  Without limiting any other provision of this Agreement, except as set forth below no party shall (and each party shall cause its Affiliates and Representatives not to) make, directly or indirectly, any public announcement, disclosure or other similar communication (including any announcement or disclosure to or communication with any Employees or with any news media) with respect to this Agreement, any other Transaction Document or the transactions contemplated hereby or thereby or any related or ancillary matter without the prior written consent of the other party (which consent shall not be unreasonably withheld, conditioned or delayed), except either party may make any announcement, disclosure or communication (i) as may be required by applicable Law (including stock exchange requirements) or legal process or (ii) to the extent reasonably necessary for either party to enforce its rights under this Agreement or any other Transaction Document.  Each party may issue an initial announcement of the transaction in the form set forth in Exhibit F1 or F2, respectively.  Seller’s press release shall be issued by 7:15 AM CET on the day after the date hereof and Buyer’s press release shall be issued on or after on 7:30 AM CET on such date (but in any event not earlier than the time that the Seller’s press release is actually issued). The parties hereto shall use commercially reasonable efforts to coordinate communications with Employees.

Section 6.13         Bulk Sales Laws.  The parties hereby waive compliance with the provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that may otherwise be applicable with respect to the sale of any or all of the Purchased Assets to Buyer; it being understood that any Liabilities arising out of the failure of Seller to comply with the requirements and provisions of any bulk sales, bulk transfer or similar Laws of any jurisdiction that would not otherwise constitute Assumed Liabilities shall be treated as Excluded Liabilities.

Section 6.14         Receivables.  From and after the Applicable Working Capital Date, if Seller or any of its Affiliates receives or collects any funds relating to any Accounts Receivable or any other Purchased Asset, Seller or its Affiliate shall, subject to Closing having occurred, remit such funds to Buyer within five Business Days after the later of (i) the Closing Date and (ii) its receipt thereof.  From and after the Closing, if Buyer or its Affiliate receives or collects any funds relating to any Excluded Asset, Buyer or its Affiliate shall remit any such funds to Seller within five Business Days after its receipt thereof.

Section 6.15         Allocation of Certain Taxes.

(a)           Tax Return Preparation and Payment of Taxes.  Buyer shall timely prepare and file, or cause to be timely prepared and filed, all Tax Returns of the Transferred Subsidiary (x) for Pre-Closing Tax Periods that are required to be filed after the Closing Date and (y) for Straddle Periods.  All such Tax Returns shall be prepared in a manner consistent with past practice, unless otherwise required by applicable Law.  Buyer shall provide, or cause to be provided, to Seller a copy of each Tax Return described in (x) or (y) above no less than 20 days (or such shorter period as is reasonable based on a filing deadline) prior to the due date and filing thereof for review and comment by Seller.  Buyer shall make such revisions to such Tax Return as are reasonably requested by Seller to the extent such revisions relate to Taxes of a Transferred Subsidiary for a Pre-Closing Tax Period, except (i) where a contrary position is required by applicable Law, or (ii) to the extent such comments, if incorporated in any such Tax Return, would cause such Tax Return to be prepared in a manner inconsistent with past Tax Returns.

(b)           Allocation of Certain Taxes.  In the case of any Straddle Period, (i) all Taxes imposed on a periodic basis (other than Taxes for Real Property addressed in Section 2.07(f)) for the Pre-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that is in the Pre-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period, and shall be an Excluded Liability and (ii) Taxes for the Post-Closing Tax Period shall be equal to the amount of such Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the Straddle Period that is in the Post-Closing Tax Period and the denominator of which is the number of days in the entire Straddle Period, and shall be an Assumed Liability.  All other Taxes for a Straddle Period (other than Taxes for Real Property) shall be allocated between the Pre-Closing Tax Period and the Post-Closing Tax Period as if such taxable period ends as of the close of business on the Closing Date.  The party that has the primary obligation to do so under applicable Law shall file any Tax Return that is required to be filed in respect of Taxes described in this Section 6.15(b), and that party shall pay the Taxes shown on such Tax Return.  To the extent any such Taxes paid by Buyer (or any refund of Taxes received by Buyer) is allocable to the Pre-Closing Tax Period, or any such Taxes paid by Seller (or any refund of Taxes received by Seller) is allocable to the Post-Closing Tax Period, Buyer or Seller (as applicable) shall pay to the other party such proportionate amount promptly after the payment of such Taxes (or the receipt of any such refund).

(c)           Procedures Relating to Indemnification of Tax Claims.

(i)            With respect to any Actions relating to Taxes, the Indemnifying Party shall, at its own expense, assume control of the defense of any Action for which an indemnity for Losses relating to Taxes (a “Tax Claim”) is sought.  If the Indemnifying Party assumes control of such defense, the Indemnifying Party shall (A) notify the Indemnified Party of significant developments with respect to such Tax Claim and keep the Indemnified Party reasonably informed, (B) consult with the Indemnified Party with respect to any issue that reasonably could be expected to have an adverse effect on the Indemnified Party or any of its Affiliates and (C) give the Indemnified Party a copy of any Tax adjustment proposed in writing with respect to such Tax Claim and copies of any other material correspondence with the relevant Governmental Authority with respect to such Tax Claim.  The Indemnifying Party shall not pay or compromise any Tax Liability asserted with respect to any Tax Claim for any indemnifiable Tax without the prior written consent of the Indemnified Party, which consent shall not be unreasonably withheld, delayed or conditioned.

(ii)           Subject to Section 6.04(c)(i) above, with respect to any Tax Claim for any Straddle Period, Buyer or its Affiliate shall control the defense of such Tax Claim; provided that Buyer or its Affiliate shall (A) notify Seller or the applicable Seller Company of significant developments with respect to such Tax Claim and keep Seller or the applicable Seller Company reasonably informed; (B) consult with Seller or the applicable Seller Company with respect to any issue that reasonably could be expected to have an adverse effect on Seller or the applicable Seller Company (including by giving rise to an indemnity obligation of Seller or the applicable Seller Company) and (C) give Seller or the applicable Seller Company a copy of any Tax adjustment proposed in writing with respect to such Tax Claim and copies of any other material correspondence with the relevant Governmental Authority with respect to such Tax Claim.  Buyer shall not pay or compromise any Tax Liability asserted with respect to any Tax Claim for any Straddle Period, without the prior written consent of Seller or the applicable Seller Company, which consent shall not be unreasonably withheld, delayed or conditioned.

(iii)          To the extent this Section 6.15(c) conflicts with Article VIII with respect to a Tax matter, this Section 6.15(c) shall control.

(d)           Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration, and other such Taxes, and fees (including any penalties and interest) incurred in connection with this Agreement and any other Transaction Documents (including any real property transfer Tax, stamp duty tax and any other similar Tax) (the “Transfer Taxes”) shall be borne 50% by Buyer and 50% by Seller.  If a Tax Return is required, the party that has the primary obligation to file any Tax Return that is required to be filed in respect of any Transfer Taxes (the “Filing Party”) shall prepare and file such return after providing the other party the opportunity to review and approve the return (which approval shall not be unreasonably withheld, delayed or conditioned).  The Filing Party shall, subject to reimbursement from the other party, as provided in this Section 6.15(d), pay (or cause to be paid) the Taxes shown on such Tax Return and the other party shall reimburse the Filing Party for its share of such Transfer Taxes by wire transfer of immediately available funds no later than five days after receipt of written notice (or notice delivered by electronic communication) from the Filing Party that any such Transfer Tax is required to be paid to the applicable Governmental Authority.  The parties agree to cooperate with each other in connection with the preparation and filing of any such Tax Returns, in obtaining all available exemptions from such Transfer Taxes, and in timely providing each other with resale certificates or other documents necessary to satisfy any such exemptions.

(e)           Value Added Taxes.  Each amount payable by Buyer under or pursuant to this Agreement (including the Purchase Price or any part thereof) is exclusive of any value added or equivalent tax (which, for the avoidance of doubt, shall exclude sales or uses or similar types of Taxes in the United States) (“Value Added Tax”). If any Value Added Tax is due on any amount payable by Buyer under or pursuant to this Agreement, Buyer shall pay to Seller the amount of such Value Added Tax in addition to such amount payable); provided that Buyer and Seller shall, and shall cause their respective Affiliates to, work together in good faith prior to the Closing Date to determine whether transfers of any of the Purchased Assets are subject to Value Added Tax and shall use their commercially reasonable efforts to (i) ensure that where an exemption is available any necessary conditions for such exemption will be satisfied and (ii) assist Buyer or its Affiliates or the applicable party to obtain a credit in respect of, or other recovery of, such Value Added Taxes.

Section 6.16         Cooperation.  After the Closing Date, Buyer and Seller shall cooperate, and shall cause their respective Affiliates, directors, officers, employees, contractors, consultants, agents, auditors and representatives reasonably to cooperate, with each other in preparing and filing all Tax Returns, resolving disputes and in all other matters relating to Taxes (including matters relating to tax accounting) in respect of the Business, the Transferred Subsidiary and the Purchased Assets, including by maintaining and making available to each other and their respective Affiliates all Books and Records relating to Taxes; provided, however, that such access and assistance do not unreasonably disrupt the normal operations of Buyer or Seller.  Any documents requested by Buyer or Seller shall be limited to those documents that reasonably relate to the Tax Returns (including any work papers connected thereto), disputes and other matters relating to Taxes in respect of the Business, the Purchased Assets or the Transferred Subsidiary.  Nothing in this Section 6.16 shall be interpreted as requiring either party to disclose to the other party confidential information that does not relate to the Tax Returns (including any work papers connected thereto), disputes and other matters relating to Taxes in respect of the Business, the Purchased Assets or the Transferred Subsidiary, and either party may make appropriate redactions to documents provided to protect such confidential information.

Section 6.17         Title Insurance.

(a)           Seller shall cause to be delivered to Buyer within 15 Business Days of the date hereof a title insurance commitment for a CLTA title policy for each Owned Real Property issued by the Title Company, it being agreed that if any such commitment shows title to the applicable Owned Real Property to be subject to matters other than a Permitted Encumbrance that render title to such Owned Real Property unmarketable, then Buyer shall promptly notify Seller in writing specifying the exact nature of any matters that render title unmarketable, and Seller shall remove such matter; provided that such removal shall not be a condition to Buyer’s obligations under this Agreement, except to the extent such matter affecting title are inconsistent with the representations and warranties of Seller set forth in Section 4.11(a).

(b)           Seller acknowledges that Buyer may request the Title Company to provide to Buyer, at Buyer’s sole cost and expense, extended coverage for Title Policies and such endorsements as Buyer may request; provided that (i) Buyer’s obligations under this Agreement shall not be conditioned upon Buyer’s ability to obtain such Title Policies or endorsements, (ii) Buyer shall nevertheless be obligated to proceed to close the transaction contemplated hereby without reduction of or set off against the Purchase Price, and (iii) the Closing shall in no event be delayed as a result of Buyer’s request.  Seller shall use commercially reasonable efforts to provide such documents reasonably required by the Title Company in order for Title Company to issue Buyer such Title Policy and endorsements.

Section 6.18         Subsequent Actions.  If at any time after the Closing Buyer will consider or be advised that any Deed, bill of sale, instrument of conveyance, assignment, assurance or any other action or thing is necessary or desirable to vest, perfect or confirm ownership (of record or otherwise) in Buyer, its right, title or interest in, to or under any of the Purchased Assets or otherwise to carry out this Agreement, Seller shall, and shall cause its applicable Affiliates to, execute and deliver all Deeds, bills of sale, instruments of conveyance, powers of attorney, assignment and assurances and take and do all such other actions and things as may be reasonably requested by Buyer in order to vest, perfect or confirm any and all right title and interest in, to and under such rights, properties or assets in Buyer or otherwise to carry out this Agreement.

Section 6.19         Further Assurances.  Following the Closing, each of the parties hereto shall, and shall cause their respective Affiliates to, execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be reasonably required to carry out the provisions hereof and give effect to the transactions contemplated by this Agreement and the other Transaction Documents.

Section 6.20         Guarantees.

(a)           Novartis Corporation Guarantee.

(i)            In consideration of Seller’s execution and delivery of this Agreement, Novartis Corporation hereby unconditionally and irrevocably guarantees to Buyer (A) the due and punctual payment and performance of each of the obligations owing by Seller under this Agreement and the other Transaction Documents if, as and when such obligations become due and (B) the due and punctual payment of all Losses incurred by Buyer resulting from the breach or default by Seller of any of the provisions of this Agreement or the other Transaction Documents, including, for the avoidance of doubt, all Losses covered by the indemnity provided under Section 8.02 (collectively, the “Seller Obligations”).

(ii)           In connection with a termination (in whole or in part) of this Agreement pursuant to Article IX, Novartis Corporation’s obligations under this Section 6.20(a) shall terminate with respect to those Seller Obligations that have been relieved in accordance with the applicable provisions of Section 9.02.  For the avoidance of doubt, the guarantee under this Section 6.20(a) and the rights of Buyer under this Section

6.20(a) shall continue to apply to all those Seller Obligations surviving a termination (in whole or in part) of this Agreement pursuant to Article IX.

(iii)          Novartis Corporation hereby agrees that its obligations under this Section 6.20(a) shall be unconditional, irrespective of (A) the absence of any action to enforce the Seller Obligations against Seller, (B) any amendment, waiver or consent by Seller or the holder of a Seller Obligation with respect to any provision thereof, (C) the liquidation, dissolution or winding up Seller, or (D) any other circumstance that might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor.  Novartis Corporation hereby waives promptness, diligence, presentment, demand of payment, filings of claims with any court, any right to require a proceeding first against Seller, protest or notice with respect to the applicable Seller Obligation and all demands whatsoever, and covenants that Novartis Corporation’s obligations under this Section 6.20(a) will not be discharged except by complete performance of the applicable Seller Obligations and the obligations under this Section 6.20(a) in accordance with the terms thereof and hereof, respectively.

(iv)          Novartis Corporation shall be subrogated to all rights against Seller in respect of any amounts paid by Novartis Corporation pursuant to the provisions of this Section 6.20(a).

(v)           The obligations of Novartis Corporation under this Section 6.20(a) constitute a guarantee of payment and performance when due and not of collection.  The Seller Obligations of Novartis Corporation under this Section 6.20(a) shall continue to be effective, or to be reinstated, as the case may be, in respect of any Seller Obligations if at any time payment, or any part thereof, of said Seller Obligations is rescinded or must otherwise be restored or returned by Seller, all as though such payments had not been made.

(vi)          For the avoidance of doubt, the term “Seller” as used in this Section 6.20(a) includes any successor or assign of Seller.

(vii)         Notwithstanding anything to the contrary in this Section 6.20, Novartis Corporation shall have no obligation to pay any obligation of Seller arising under Article VIII hereof if Seller would not have been obligated to pay such obligation under the terms of Article VIII.

(b)           Grifols Guarantee.

(i)            In consideration of Seller’s execution and delivery of this Agreement, Grifols hereby unconditionally and irrevocably guarantees to Seller (A) the due and punctual payment and performance of each of the obligations owing by Buyer under this Agreement and the other Transaction Documents if, as and when such obligations become due and (B) the due and punctual payment of all Losses incurred by Seller resulting from the breach or default by Buyer of any of the provisions of this Agreement or the other Transaction Documents, including, for the avoidance of doubt, all

Losses covered by the indemnity provided under Section 8.03 (collectively, the “Buyer Obligations”).

(ii)           In connection with a termination (in whole or in part) of this Agreement pursuant to Article IX, Grifols’s obligations under this Section 6.20(b) shall terminate with respect to those Buyer Obligations that have been relieved in accordance with the applicable provisions of Section 9.02.  For the avoidance of doubt, the guaranty under this Section 6.20(b) and the rights of Seller under this Section 6.20 shall continue to apply to all those Buyer Obligations surviving a termination (in whole or in part) of this Agreement pursuant to Article IX.

(iii)          Grifols hereby agrees that its obligations under this Section 6.20(b) shall be unconditional, irrespective of (A) the absence of any action to enforce the Buyer Obligations against Buyer, (B) any amendment, waiver or consent by Buyer or the holder of a Buyer Obligation with respect to any provision thereof, (C) the liquidation, dissolution or winding up of Buyer, or (D) any other circumstance that might otherwise constitute a legal or equitable discharge or defense of a surety or guarantor.  Grifols hereby waives promptness, diligence, presentment, demand of payment, filings of claims with any court, any right to require a proceeding first against Buyer, protest or notice with respect to the applicable Buyer Obligation and all demands whatsoever, and covenants that Grifols’s obligations under this Section 6.20(b) will not be discharged except by complete performance of the applicable Buyer Obligations and the obligations under this Section 6.20(b) in accordance with the terms thereof and hereof, respectively.

(iv)          Grifols shall be subrogated to all rights against Buyer in respect of any amounts paid by Grifols pursuant to the provisions of this Section 6.20(b).

(v)           The obligations of Grifols under this Section 6.20(b) constitute a guarantee of payment and performance when due and not of collection.  The Buyer Obligations of Grifols under this Section 6.20(b) shall continue to be effective, or to be reinstated, as the case may be, in respect of any Buyer Obligations if at any time payment, or any part thereof, of said Buyer Obligations is rescinded or must otherwise be restored or returned by Buyer, all as though such payments had not been made.

(vi)          For the avoidance of doubt, the term “Buyer” as used in this Section 6.20(b) includes any successor or assign of Buyer or any other Person that acquires Purchased Assets or the Transferred Subsidiary Shares hereunder pursuant to the definition of “Buyer”, Section 2.01 or Section 10.08.

Section 6.21         Renewal of Assigned Contracts.  Seller shall, and shall cause its Affiliates to, use commercially reasonable efforts to renew each Assigned Contract that is up for renewal between the execution of this Agreement and Closing on terms that are in the aggregate at least as favorable as those currently in place.

Section 6.22                            Cooperation with Financing.

(a)                                 Seller shall, and shall cause its Affiliates to, at Buyer’s cost, use commercially reasonable efforts to provide such cooperation (including to cause its Representatives to provide such cooperation) as may be reasonably requested by Buyer or Buyer’s prospective financing sources in connection with the arrangement of the financing for the consummation of the transactions contemplated hereby (the “Financing”), including:  (i) upon reasonable prior notice, making senior management and other Senior Employees of Seller available to (A) participate in, and assist Buyer in Buyer’s preparation of materials for (including providing customary authorization letters authorizing the distribution of information to prospective lenders and identifying any portion of such information that constitutes material, non-public information regarding the Seller or its subsidiaries or their respective securities), meetings with prospective financing sources and (B) participate in and assist Buyer in Buyer’s preparation of materials for meetings with rating agencies; (ii) requesting independent accountants for Seller to be available to Buyer’s prospective financing sources to answer questions, subject to such conditions as may be required by such accountants; (iii) providing Buyer with such information as Buyer’s prospective financing sources may reasonably request of Buyer in connection with the Financing, except as required by Law or to preserve any privilege from disclosure; (iv) providing customary assistance to Buyer in Buyer’s preparation or filing of security and collateral documents necessary in connection with such Financing; (v) requesting releases of Encumbrances and pay-off letters in accordance with the terms hereof; and (vi) furnishing Buyer and its financing sources promptly with all documentation and other information required by Governmental Authorities in connection with the Financing under applicable “know your customer” and anti-money laundering rules and regulations, including the Patriot Act, provided, however, that with respect to clauses (i) through (vi) above, prior to the Closing, Seller will not be required to execute or become bound by any document that is effective earlier than the Closing Date or to provide or do anything that would result in any material disruption to the operations or management of the Business.

(b)                                 Each of Buyer and Grifols shall use its commercially reasonable efforts to obtain, or cause to be obtained, the proceeds of the Debt Financing on the terms and conditions described in the Debt Commitment Letter, including using its commercially reasonable efforts with respect to (i) maintaining in effect the Debt Commitment Letter, (ii) negotiating definitive agreements with respect to the Debt Financing (the “Definitive Agreements”) consistent with the terms and conditions contained therein or, if available pursuant to the terms of such Debt Commitment Letters, on other terms that are acceptable to Buyer and Grifols and would not materially adversely affect the ability of Buyer or Grifols, respectively, to consummate the transactions contemplated herein, and (iii) satisfying on a timely basis all conditions applicable to Buyer or Grifols to obtaining the Debt Financing that are within the control of Buyer or Grifols, including by not incurring Indebtedness that would cause the condition precedent to the Debt Commitment Letter relating to Indebtedness not to be satisfied unless the condition is waived by the Lenders.  In the event that all conditions contained in the Debt Commitment Letter have been satisfied (or, upon funding, will be satisfied) or otherwise waived, each of Buyer and Grifols shall use its commercially reasonable efforts to timely cause the Lenders to fund the Debt Financing, as applicable (including by seeking through litigation to enforce its rights under the Debt Commitment Letter and Definitive Agreements, as applicable).

(c)                                  Buyer and Grifols shall not, without the prior written consent of Seller, (i) terminate the Debt Commitment Letter, unless such Debt Commitment Letter is replaced in a manner consistent with the terms of such Debt Commitment Letter and the following clause (ii), or (ii) permit any amendment or modification to, or any waiver of, any material provision or remedy under, or replace, the Debt Commitment Letter if such amendment, modification, waiver, or replacement (w) would be reasonably expected to make the timely funding of any of the Debt Financing or satisfaction of the conditions to obtaining the Debt Financing materially less likely to occur, (x) reduces the aggregate amount of the Debt Financing (including by materially changing the amount of fees to be paid in respect of the Debt Financing), (y) materially and adversely affects the ability of Buyer or Grifols to enforce its rights against other parties to the Debt Commitment Letter or the Definitive Agreements as so amended, replaced, supplemented or otherwise modified, or (z) would reasonably be expected to prevent, impede or materially delay the consummation of the transactions contemplated by this Agreement; provided that Buyer and Grifols may amend the Debt Commitment Letter to add lenders, lead arrangers, bookrunners, syndication agents or similar entities who had not executed the Debt Commitment Letter as of the date hereof in accordance with the terms of such Debt Commitment Letter.  Upon any such amendment, supplement, modification or replacement of the Debt Financing Commitments in accordance with this Section 6.22(c), the term “Debt Financing Commitments” shall mean the Debt Financing Commitments as so amended, supplemented, modified or replaced.

(d)                                 In the event that any portion of the Debt Financing becomes unavailable, regardless of the reason therefor, Buyer and Grifols shall (i) promptly notify Seller of such unavailability and, to the Knowledge of Buyer or Grifols, the reason therefor and (ii) use its commercially reasonable efforts to obtain, as promptly as practicable following the occurrence of such event, alternative debt financing (in an amount sufficient to replace such unavailable Debt Financing) from the same or other sources and on terms and conditions not materially less favorable to Buyer and Grifols than such unavailable Debt Financing and, in each case, as permitted by the terms of any Debt Commitment Letter or Fee Letter.  For the purposes of this Agreement, the terms “Debt Commitment Letter”, “Debt Financing Commitments” and “Fee Letter” shall be deemed to include any commitment letter (or similar agreement) or commitment or any fee letter referred to in such commitment letter with respect to any alternative financing arranged in compliance with this Section 6.22(d) (and any Debt Commitment Letter, Debt Financing Commitment and Fee Letter remaining in effect at the time in question).

(e)                                  Buyer and Grifols shall provide Seller with prompt oral and written notice: (i) of any material breach or material default by any party to the Debt Commitment Letter or the Definitive Agreements of which either Buyer or Grifols has Knowledge or any termination of any of the Debt Commitment Letter; (ii) of the receipt of any written notice or other written communication to either Buyer or Grifols from any Lender or other financing source with respect to any actual or threatened breach, default, (or any accusation of breach or default), termination or repudiation by any party to the Debt Commitment Letter or the Definitive Agreements or any provision thereof; (iii) of any material dispute or disagreement between or among Buyer or Grifols, on the one hand, and the Lenders on the other hand, or, to the Knowledge of Buyer or Knowledge of Grifols, among any Lenders to the Debt Commitment Letters or the Definitive Agreements with respect to the obligation to fund any of the Debt Financing at Closing; and (iv) if at any time for any reason either Buyer or Grifols believes in good faith that it will not be able to obtain at Closing the timely funding of all or any portion of the Debt Financing; provided, however, that in no event will Buyer or Grifols be under any obligation to disclose any information pursuant to clauses (i), (ii) or (iii) that is subject to attorney-client or similar privilege if Buyer or Grifols shall have used their commercially reasonable efforts to disclose such information in a way that would not waive such privilege.  In the event that Buyer and Grifols do not provide access or information in reliance on the preceding sentence, Buyer and Grifols shall provide notice to Seller that such access or information is being withheld, and Buyer and Grifols shall use their commercially reasonable efforts to communicate, to the extent feasible, the applicable information in a way that would not violate the applicable obligation or risk waiver of such privilege.  Buyer and Grifols shall keep Seller reasonably informed on a current basis of the status of its efforts to consummate the Debt Financing.  Notwithstanding the foregoing, but subject to Section 10.12, compliance by Buyer and Grifols with this Section 6.22(e) shall not relieve either Buyer or Grifols of its obligation to consummate the transactions contemplated by this Agreement whether or not the Debt Financing is available.

Section 6.23                            Waiver and Release.  Buyer undertakes to Seller and its Affiliates to procure the release at Closing of Seller and its Affiliates from those bank guarantees, reimbursement obligations guarantees, indemnities, comfort letters or other arrangements given by Seller or by any of its Affiliates in respect of the Business (which, to the Knowledge of Seller are primarily bank guarantees and related reimbursement obligations required in connection with contract tenders under applicable procurement procedures) and, subject to the limitations and procedures set forth in Article VIII, to indemnify Seller and each of its Affiliates from all claims, liabilities, costs and expenses arising in respect or by reason of any of them to the extent arising after Closing including if such release cannot be obtained.  For the avoidance of doubt, all claims, liabilities, costs and expenses relating to such guarantees, indemnities, comfort letters or other arrangements arising in respect of or by reason of any conditions existing or acts or omissions occurring prior to the Closing remain the responsibility of Seller.

Section 6.24                            Collaboration Agreements.  Seller shall provide Buyer with reasonably prompt oral and written notice of (a) any material discussions between or among Seller or any of its Affiliates, on the one hand, and any Collaboration Partner, on the other hand, with respect to or relating to a Collaboration Agreement, including the status of the current discussions with Ortho Diagnostic Systems Inc. or any of its Affiliates regarding potential amendments to or settlements of monetary claims under the applicable Collaboration Agreement, (b) the receipt of any notice or material communication between or among Seller or any of its Affiliates, on the one hand, and any Collaboration Partner, on the other hand, with respect to or relating to a Collaboration Agreement and (c) any significant dispute or disagreement between or among Seller or any of its Affiliates, on the one hand, and any Collaboration Partner, on the other hand, with respect to or relating to a Collaboration Agreement.

Section 6.25                            Transaction Documents.  Seller and Buyer shall use commercially reasonable efforts to negotiate and finalize the Transaction Documents (other than this Agreement) prior to the Closing (it being the intention of the parties to finalize the Transaction Documents within 30 days after the date hereof or as soon as practicable thereafter).  Without limiting the generality of the foregoing, the parties shall, in good faith, negotiate a transitional services agreement pursuant to which Seller or its Affiliates shall provide to Buyer and/or its Affiliates for a sufficient period of time all services currently provided to the Business by Seller or one of its Affiliates that are reasonably necessary in order for Buyer and its Affiliates to continue to operate the Business in substantially the same manner in which the Business operated prior to the Closing Date (such transitional services agreement, the “Transition Services Agreement”).  The services to be provided under the Transition Services Agreement are expected to include shared IT services, payroll support and workforce administration services, customer, vendor and service management support services, finance, public relations and supply chain support services and leased office space and such other services that are currently provided by Seller or its Affiliates in connection with the Business.

Section 6.26                            Post-Closing Financing Cooperation.  After the Closing, Seller shall, and shall cause its Affiliates to, reasonably cooperate with Buyer and its Affiliates and each of their respective Representatives in a timely manner as reasonably requested by Buyer in connection with (a) Buyer or its Affiliates’ preparation of historical financial statements and pro forma financial information with respect to the Business pursuant to Regulation S-X under the Securities Act, the Spanish Securities Market Act (Ley 24/1998, de 28 de Julio, del Mercado de Valores) and (b) the timely filing by Buyer or its Affiliates of any other financial statements and pro forma financial information with the SEC under the Securities Act or the Exchange Act or with Spanish CNMV under the Spanish Securities Market Act (Ley 24/1998, de 28 de Julio, del Mercado de Valores) and for any securities offerings by Buyer or its Affiliates for which such financial information is reasonably necessary or advisable, in each case including (i) permitting Buyer and its Affiliates to use any audited or unaudited financial statements of the Business, Seller and its Affiliates as are in existence, (ii) permitting Buyer, its Affiliates, and their Representatives, to have reasonable access to the support documentation prepared by the Seller, its Affiliates, and their Representatives in relation to the carve out of the Business and receive from the Seller, its Affiliates, and their Representatives reasonably detailed explanations regarding the any assumptions underlying and any changes made to such financial information, (iii) requesting the delivery from Seller’s or its Affiliates’ independent public accountants, as applicable, of relevant comfort letters necessary or advisable in connection with the foregoing (subject to customary procedures and practice), (iv) requesting the delivery from the Seller’s or its Affiliates’ independent public accountants of relevant consent letters necessary in connection with the foregoing (subject to customary procedures and practice) and (v) if any requested financial statements are not available, assisting Grifols and its independent public accountants in the preparation of such financial statements.  Buyer, for itself and on behalf of its Affiliates, shall promptly pay all reasonable out-of-pocket expenses incurred by Seller or its Affiliates in connection with Seller’s or its Affiliates’ compliance with this Section 6.26, including any professional and accounting fees.

Section 6.27                            Use of Names.  For a period of two years following the Closing Date, Seller agrees that Buyer may use the term “Novartis” with “Diagnostics” in the context of referring to Buyer as a successor in interest to, and acquiror of, the Business.

Section 6.28                            Indebtedness.

(a)                                 At or prior to Closing, Seller shall repay or discharge, or shall cause to be repaid or discharged, all amounts then outstanding (including any accrued but unpaid interest thereon, penalties, fees or other Liabilities with respect thereto) and owed:

(i)                                     by the Transferred Subsidiary (A) pursuant to the banking facilities letter dated as of October 3, 2013, from HSBC to the Transferred Subsidiary (A/C No. 808-417646) (the “HSBC Debt”), and (B) to Seller or any of its Affiliates; and

(ii)                                  by Seller or any of its Affiliates to the Transferred Subsidiary,

and shall release, or procure the release, in connection with such repayment or discharge of the HSBC Debt, any Encumbrances thereon (if any) and shall use commercially reasonable efforts to obtain customary pay-off letters with respect to the HSBC Debt in a form and substance reasonably acceptable to Buyer (including, among other things, the terms and conditions for payment and satisfaction in full of the HSBC Debt and the release of all Encumbrances thereon (if any)).

(b)                                 The parties acknowledge and agree that Seller may at its discretion (i) apply, or cause to be applied, any cash held by or on behalf of the Transferred Subsidiary in discharging the Seller’s obligations pursuant to this Section 6.28 and/or (ii) extract or pay, or cause to be extracted or paid, for the benefit of Seller or any of its Affiliates any cash held by or on behalf of the Transferred Subsidiary. Notwithstanding the foregoing, but subject to Section 2.07(a) of this Agreement, Seller shall cause the Transferred Subsidiary to have four million dollars ($4,000,000) of cash at and immediately after the Closing.

(c)                                  The parties further acknowledge and agree that for the purposes of performing its obligations under this Section 6.28, Seller may provide, or cause any of its Affiliates to provide, additional funding to the Transferred Subsidiary in such manner as it may in its discretion determine including without limitation by way of intercompany debt, capital contribution and/or issue of shares (provided always that this right shall be without prejudice to the obligations of the Seller pursuant to clause (a) above), and, upon delivery to Buyer of (i) written documentation showing the issuance of any new shares and (ii) an updated Schedule 4.04(a), for the purposes of Section 7.02(a) and Section 9.01(e), the table set forth in Schedule 4.04(a) shall be deemed so amended.

(d)                                 At or prior to the Closing, Seller shall, and shall cause its Affiliates to terminate all Contracts between the Transferred Subsidiary, on the one hand, and Seller or its Affiliates, on the other hand, or the portion of any such Contract to the extent it relates to the Transferred Subsidiary.  Following the Closing, Buyer shall, and shall cause the Transferred Subsidiary to, take all actions reasonably necessary to give effect to such termination.

(e)                                  Notwithstanding any other provision of this Agreement, any actions required to be undertaken by Seller pursuant to, or otherwise contemplated by, this Section 6.28 shall not be subject to the restrictions contained in Section 6.01.

ARTICLE VII
CONDITIONS TO CLOSING

Section 7.01                            Conditions to Obligations of all Parties.  The obligations of each party to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of each of the following conditions:

(a)                                 The filings of Buyer and Seller pursuant to the HSR Act, if any, and the other applicable premerger notification requirements set forth on Schedule 4.03 shall have been made and either clearance of the transactions contemplated by this Agreement shall have been granted or the applicable waiting period and any extensions thereof shall have expired or been terminated.

(b)                                 No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Governmental Order that is in effect and has the effect of making the transactions contemplated by this Agreement illegal, otherwise restraining or prohibiting consummation of such transactions or causing any of the transactions contemplated hereunder to be rescinded following completion thereof.

Section 7.02                            Conditions to Obligations of Buyer.  The obligations of Buyer to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Buyer’s waiver, at or prior to the Closing, of each of the following conditions:

(a)                                 Other than the representations and warranties of Seller contained in Section 4.01(a), Section 4.02, Section 4.04, Section 4.08(a) and Section 4.22 (collectively, the “Seller Fundamental Representations”) and Section 4.06(b), the representations and warranties of Seller contained in this Agreement and the other Transaction Agreements shall be true and correct (without giving effect to any qualification as to materiality or Material Adverse Effect set forth herein and therein) on and as of (i) if the Closing occurs on January 3, 2014, the Antitrust Clearance Date or (ii) if the Closing occurs on any later date, the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure of such representations and warranties to be so true and correct would not have a Material Adverse Effect.  The Seller Fundamental Representations shall be true and correct in all material respects and the representations and warranties of Seller contained in Section 4.06(b) shall be true and correct in all respects, in each case, on and as of (A) if the Closing occurs on January 3, 2014, the Antitrust Clearance Date or (B) if the Closing occurs on any later date, the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date).

(b)                                 Seller shall have duly performed and complied in all material respects with all material obligations under this Agreement and each of the other Transaction Documents to be performed or complied with by it prior to or on the Closing Date.

(c)                                  The Collaboration Agreement Consents shall be in full force and effect as of (i) if the Closing occurs on January 3, 2014, the Antitrust Clearance Date or (ii) if the Closing occurs on any later date, the Closing Date; provided that an executed and delivered Collaboration Agreement Consent that has not been revoked in writing by the counterparty shall be prima facie evidence that such Collaboration Agreement Consent has been obtained and is in full force and effect.

(d)                                 From the date of this Agreement until (i) if the Closing occurs on January 3, 2014, the Antitrust Clearance Date or (ii) if the Closing occurs on any later date, the Closing Date, no Material Adverse Effect shall have occurred and be continuing.

(e)                                  Buyer shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Seller, that each of the conditions set forth in Section 7.02(a) and Section 7.02(b) have been satisfied (the “Seller Closing Certificate”).

(f)                                   Buyer shall have received one or more duly completed and executed certificates reasonably satisfactory to Buyer pursuant to Section 1445 of the Code (collectively, the “FIRPTA Certificates”) from each Seller Company with respect to the sale of the Purchased Assets, certifying that such Seller Company is not a foreign person within the meaning of Section 1445.

(g)                                  Seller shall have completed the unions information and consultation procedure provided under article 47 of Law no. 428 of December 29, 1990 and article 2112 of the Italian Civil Code in relation to the transaction to which this Agreement relates, all in accordance with the applicable Law.

Section 7.03                            Conditions to Obligations of Seller.  The obligations of Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment or Seller’s waiver, at or prior to the Closing, of each of the following conditions:

(a)                                 Other than the representations and warranties of Buyer contained in Section 5.01, Section 5.02 and Section 5.04, the representations and warranties of Buyer contained in this Agreement and the other Transaction Agreements shall be true and correct (without giving effect to any qualifications as to materiality set forth herein or therein) on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date), except where the failure of such representations and warranties to be so true and correct would not, taken together, have a material adverse effect on Buyer’s ability to perform its obligations under this Agreement.  The representations and warranties of Buyer contained in Section 5.01, Section 5.02 and Section 5.04 shall be true and correct in all material respects on and as of the Closing Date with the same effect as though made at and as of such date (except those representations and warranties that address matters only as of a specified date, the accuracy of which shall be determined as of that specified date).

(b)                                 Buyer shall have duly performed and complied in all material respects with all material obligations under this Agreement and each of the other Transaction Documents to be performed or complied with by it prior to or on the Closing Date.

(c)                                  Buyer shall have completed the unions information and consultation procedure provided under article 47 of Law no. 428 of December 29, 1990 and article 2112 of the Italian Civil Code in relation to the transaction to which this Agreement relates, all in accordance with the applicable Law.

(d)                                 Seller shall have received a certificate, dated the Closing Date and signed by a duly authorized officer of Buyer, that each of the conditions set forth in Section 7.03(a) and Section 7.03(b) have been satisfied (the “Buyer Closing Certificate”).

ARTICLE VIII
INDEMNIFICATION

Section 8.01                            Survival.  Subject to the limitations and other provisions of this Agreement, the representations and warranties contained herein shall survive the Closing and shall remain in full force and effect until the date that is 18 months from the Closing Date; provided that the representations and warranties in Section 4.01(a), Section 4.02, Section 4.04, Section 4.08(a), Section 4.22, Section 5.01, Section 5.02 and Section 5.04 shall survive indefinitely, the representations and warranties in Section 4.12 and Section 4.18, Section 4.19 and Section 4.20 shall remain in full force and effect until the date that is three years after the Closing Date and the representations and warranties in Section 4.21 shall survive for the full period of all applicable statutes of limitations (giving effect to any waiver, mitigation or extension thereof) plus 60 days.  The obligation to indemnify the Buyer Indemnitees under Section 8.02(d) below shall remain in full force and effect until the date that is five years after the Closing Date; provided, however, that solely with respect to the Excluded Liabilities set forth in Sections 2.04(p) and 2.04(q), the obligation to indemnify the Buyer Indemnitees shall survive indefinitely.  Except as set forth above, all covenants and agreements of the parties contained herein shall survive the Closing indefinitely or for the period explicitly specified therein.  Notwithstanding the foregoing, any claims asserted in good faith with reasonable specificity (to the extent known at such time) and in writing by notice from the non-breaching party to the breaching party prior to the expiration date of the applicable survival period shall not thereafter be barred by the expiration of the relevant representation or warranty and such claims shall survive until finally resolved.

Section 8.02                            Indemnification By Seller.  Subject to the other terms and conditions of this Article VIII, if the Closing occurs, Seller shall indemnify and defend Buyer and its Affiliates and its and their respective Representatives (collectively, the “Buyer Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Buyer Indemnitees based upon, arising out of, with respect to or by reason of:

(a)                                 any inaccuracy in or breach of any of the representations or warranties of Seller contained in this Agreement or any other Transaction Agreement, as of the date hereof and as of (i) if the Closing occurs on January 3, 2014, the Antitrust Clearance Date or (ii) if the Closing occurs on any later date, the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b)                                 any breach or non-fulfillment by Seller of any covenant, agreement or obligation to be performed by Seller or Novartis Corporation pursuant to this Agreement, the other Transaction Documents or any certificate or instrument delivered by or on behalf of Seller pursuant to this Agreement;

(c)                                  the ownership or operation by Seller or any of its Affiliates of any Excluded Asset;

(d)                                 any Excluded Liability;

(e)                                  any obligation to the extent Seller is liable under Annex A; or

(f)                                   any obligation to the extent Seller is liable under Annex B.

Section 8.03                            Indemnification By Buyer.  Subject to the other terms and conditions of this Article VIII, if the Closing occurs, Buyer shall indemnify and defend Seller and its respective Affiliates and its and their respective Representatives (collectively, the “Seller Indemnitees”) against, and shall hold each of them harmless from and against, and shall pay and reimburse each of them for, any and all Losses incurred or sustained by, or imposed upon, the Seller Indemnitees based upon, arising out of, with respect to or by reason of:

(a)                                 any inaccuracy in or breach of any of the representations or warranties of Buyer contained in this Agreement or any other Transaction Document, as of the date such representation or warranty was made or as if such representation or warranty was made on and as of the Closing Date (except for representations and warranties that expressly relate to a specified date, the inaccuracy in or breach of which will be determined with reference to such specified date);

(b)                                 any breach or non-fulfillment by Buyer of any covenant, agreement or obligation to be performed by Buyer or Grifols pursuant to this Agreement the other Transaction Documents or any certificate or instrument delivered by or on behalf of Buyer pursuant to this Agreement; or

(c)                                  any Assumed Liability.

Section 8.04                            Certain Limitations.  The indemnification provided for in Section 8.02 and Section 8.03 shall be subject to the following limitations:

(a)                                 Seller shall not be liable to the Buyer Indemnitees for indemnification under Section 8.02(a) with respect to any individual claim, series of related claims or claims resulting from a substantially common cause unless such claim, series of related claims or claims resulting from a substantially common cause involves Losses in excess of $100,000 (the “De Minimis Amount”); provided, however, (i) in the event that the amount of any Loss with respect to such individual claim, series of related claims or claims resulting from a substantially common cause exceeds the De Minimis Amount, subject to the limitations in Sections 8.04(b) and (c), indemnification shall be payable from the first dollar of Losses resulting from such claim, series of related claims or claims resulting from a substantially common cause and (ii) if the aggregate amount of Losses with respect to any series of related claims or claims resulting from a substantially common cause exceeds the De Minimis Amount the full amount such Losses shall be payable, subject to the limitations in Sections 8.04(b) and (c), notwithstanding that any individual claim may involve a Loss of less than the De Minimis Amount;

(b)                                 Seller shall not be liable to the Buyer Indemnitees for indemnification under Section 8.02(a) (other than with respect to a claim for indemnification arising from any inaccuracy in or breach of Section 4.21 or a Seller Fundamental Representation), until the aggregate amount of all Losses in respect of indemnification under Section 8.02(a) (other than with respect to a claim for indemnification arising from any inaccuracy in or breach of Section 4.21 or a Seller Fundamental Representation) exceeds sixteen million seven hundred and fifty thousand ($16,750,000), in the aggregate, in which event Buyer shall only be entitled to recover the amount of the excess;

(c)                                  the cumulative indemnification obligation of Seller pursuant to Section 8.02(a) of this Agreement shall not exceed one hundred sixty seven million five hundred thousand ($167,500,000) minus the amount of any reimbursement payments paid to Buyer or any of its Affiliates pursuant to Annex D;

(d)                                 notwithstanding anything to the contrary in this Agreement, the limitations set forth in Section 8.04(a), (b) and (c) shall not apply to any indemnification obligations of Seller arising from any inaccuracy in or breach of the representations and warranties contained in Section 4.21 or a Seller Fundamental Representation;

(e)                                  the cumulative indemnification obligation of Seller arising pursuant to Section 8.02(d) of this Agreement shall not exceed four hundred eighteen million seven hundred and fifty thousand ($418,750,000), provided, however, that solely with respect to the Excluded Liabilities set forth in Section 2.04(p) there shall be no limitation; and

(f)                                   payments by an Indemnifying Party pursuant to Section 8.02 or Section 8.03 in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting therefrom any insurance proceeds and any indemnity, contribution or other similar payment actually received by the Indemnified Party in respect of any such claim, (promptly after the realization of any insurance proceeds, indemnity, contribution or other similar payment, the Indemnified Party shall reimburse the Indemnifying Party for such reduction in Losses (net of any reasonable direct related costs incurred by the Indemnified Party in pursuing such claims, including any Taxes on such costs and expenses) for which the Indemnified Party was indemnified prior to the realization of reduction of such Losses); provided that payments in respect of Losses shall not be reduced by this Section 8.04(f) in respect of insurance deductibles actually paid by the Indemnified Party.

(g)                                  Notwithstanding anything to the contrary contained herein, Seller shall not be obligated to indemnify, defend, hold harmless, pay or reimburse any Buyer Indemnitee from, against or for any Loss under Section 8.02 arising from or in connection with any Environmental Law, including with respect to any actual or alleged presence or release of, or environmental investigation, remediation, monitoring or corrective action involving, Hazardous Materials, to the extent that any such Loss directly or indirectly relates to or arises or results from: (i) any change in the use of all or part of any of the Real Property to a non-industrial or non-commercial use after the Closing Date; (ii) any environmental investigation, remediation, monitoring or corrective action after the Closing Date other than as required to comply with the minimum applicable requirements of Environmental Law (including, for example, industrial cleanup standards); (iii) any demolition or closure at any of the Real Property after the Closing Date

(other than the closure and/or demolition of Buildings F and H); or (iv) any indoor or outdoor environmental sampling, testing, monitoring or other investigation of soil, soil vapors, subsurface strata, surface water or groundwater, sediments, ambient air or building materials or other environmental media in, on, at, under or about any of the Real Property after the Closing Date, other than any such sampling, testing, monitoring or investigation that is (w) required under applicable Environmental Law or by a written demand from a Governmental Authority with jurisdiction over the matter; (x) required in connection with any sale, lease termination or cessation of operations at, or any financing relating to, any of the Real Property after the Closing Date, or the closure and/or demolition of Buildings F and H; (y) in response to an imminent and substantial threat to human health or the environment; or (z) approved in advance by Seller in writing, which approval Seller may withhold in its sole discretion.

Section 8.05                            Indemnification Procedures.  The party making a claim under this Article VIII is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this Article VIII is referred to as the “Indemnifying Party.”

(a)                                 Third Party Claims.  If any Indemnified Party receives notice of the assertion of a pending or threatened claim or the commencement of any Action made or brought by any Person who is not a party to this Agreement or an Affiliate of a party to this Agreement or a Representative of the foregoing (a “Third Party Claim”) against such Indemnified Party with respect to which the Indemnifying Party is obligated to provide indemnification under this Agreement, the Indemnified Party shall give the Indemnifying Party reasonably prompt written notice thereof, but in any event not later than 30 calendar days after receipt of such notice of such Third Party Claim.  The failure to give such prompt written notice shall not, however, relieve the Indemnifying Party of its indemnification obligations, except and only to the extent that the Indemnifying Party is materially prejudiced by reason of such failure.  Such notice by the Indemnified Party shall describe the Third Party Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party.  The Indemnifying Party shall have the right to participate in, or by giving written notice to the Indemnified Party acknowledging that such claim, if meritorious, would be of the type of claim that would be subject to indemnification pursuant to this Article VIII (subject to any limitations set forth therein and without prejudice to the Indemnifying Party’s right to assert any defense to liability based on the factual record established in the subsequent investigation and defense of such claim), to assume the defense of any Third Party Claim.  In the event that the Indemnifying Party assumes the defense of any Third Party Claim pursuant to the previous sentence, (i) the Indemnifying Party shall be entitled to control the defense of such matter at the Indemnifying Party’s expense and by the Indemnifying Party’s own counsel, and the Indemnified Party shall cooperate in good faith in such defense, (ii) subject to Section 8.05(b), the Indemnifying Party shall have the right to take such action as it deems necessary to avoid, dispute, defend, appeal or make counterclaims pertaining to any such Third Party Claim in the name and on behalf of the Indemnified Party and (iii) the Indemnified Party shall have the right to participate in the defense of any Third Party Claim with counsel selected by it (subject to the Indemnifying Party’s right to control the defense thereof) and the fees and disbursements of such counsel shall be at the expense of the Indemnified Party; provided, however, if (A) the Indemnifying Party is Seller and such claim is asserted directly by or on behalf of a Person that is a Material Supplier or Material Customer or (B) the principal relief that is sought by such claim is an injunction or other equitable relief against the Indemnified Party, rather than money damages, then each of the Indemnifying Party and the Indemnified Party shall have the right to participate in the defense of such Third Party Claim at its own expense and shall, to the greatest extent practicable, jointly control the defense of such matter; provided, further, if the Indemnified Party and the Indemnifying Party disagree as to the defense strategy for any such jointly controlled matter and cannot resolve such deadlock after good faith negotiation, then the decision of the party that would reasonably be expected to suffer the greater negative impact from an adverse outcome shall be determinative; provided, further, that if the Indemnified Party and the Indemnifying Party cannot agree as to which party would reasonably be expected to suffer the greater negative impact, an appointee designated by the Institute for Conflict Prevention and Resolution, or if such Person is unwilling or unable to act, such independent third-party arbitrator or law firm to be mutually agreed upon by the Indemnified Party and the Indemnifying Party, shall decide.  If the Indemnifying Party assumes the defense of a Third Party Claim not described in clause (A) or (B) in the fifth sentence of this Section 8.05(a), if (x) there are legal defenses available to an Indemnified Party that are different from or additional to those available to the Indemnifying Party that would result in representation of both parties by the same counsel being inappropriate or (y) there exists a conflict of interest between the Indemnifying Party and the Indemnified Party that cannot be waived, then the Indemnified Party shall be entitled to participate in any such defense with one separate counsel (and one additional local counsel in each jurisdiction for which the Indemnified Party reasonably determines counsel is required), and the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel of the Indemnified Party in defending such Third Party Claim.  If the Indemnifying Party (1) elects not to or is not entitled to assume the defense of such Third Party Claim under this Section 8.05(a), (2) fails to promptly notify the Indemnified Party in writing of its election to defend as provided in this Agreement or (3) fails to diligently prosecute the defense of such Third Party Claim, the Indemnified Party may, subject to Section 8.05(b), settle, pay or defend, or make any admission of liability, agreement or compromise in respect of, such Third Party Claim and, subject to the other provisions of this Article VIII, seek indemnification for any and all Losses based upon, arising from or relating to such Third Party Claim.  Seller and Buyer shall cooperate with each other in all reasonable respects in connection with the defense of any Third Party Claim, including making available (subject to the provisions of this Section 8.05(a)) records relating to such Third Party Claim and furnishing, without expense (other than reimbursement of actual out-of-pocket expenses) to the defending party, management employees of the non-defending party as may be reasonably necessary for the preparation of the defense of such Third Party Claim.

(b)                                 Settlement of Third Party Claims.  Notwithstanding any other provision of this Agreement, the Indemnifying Party shall not settle, or make any admission of liability, agreement or compromise in respect of, any Third Party Claim without the prior written consent of the Indemnified Party, except as provided in this Section 8.05(b).  If a firm offer is made to settle, or make any admission of liability, agreement or compromise in respect of, a Third Party Claim without leading to liability or the creation of a financial or other obligation on the part of the Indemnified Party and provides, in customary form, for the unconditional release of each Indemnified Party from all liabilities and obligations in connection with such Third Party Claim and the Indemnifying Party desires to accept and agree to such offer, the Indemnifying Party shall give written notice to that effect to the Indemnified Party.  If the Indemnified Party gives written notice to the Indemnifying Party within 20 days after its receipt of such notice that it does not consent to such settlement, admission, agreement or compromise, the Indemnified Party may continue to contest or defend such Third Party Claim at its own expense, and in such event the maximum liability of the Indemnifying Party as to such Third Party Claim and any related claims that such proposed settlement, admission, agreement or compromise would settle or otherwise preclude shall not exceed the amount of such offer.  If the Indemnified Party fails to give written notice to the Indemnifying Party that it does not consent to such settlement, admission, agreement or compromise within such 20 day period, the Indemnifying Party may settle, or make any admission of liability, agreement or compromise in respect of, the Third Party Claim upon the terms set forth in such firm offer in respect of such Third Party Claim.  If the Indemnified Party has assumed the defense pursuant to Section 8.05(a), it shall not agree to any settlement, admission, agreement or compromise without the written consent of the Indemnifying Party (which consent shall not be unreasonably withheld, delayed or conditioned).

(c)                                  Direct Claims.  Any Action by an Indemnified Party on account of a Loss that does not result from a Third Party Claim (a “Direct Claim”) shall be asserted by the Indemnified Party giving the Indemnifying Party written notice thereof prior to the expiration of the applicable survival date for such Direct Claim under Section 8.01.  If an Indemnified Party becomes aware of a Direct Claim but fails to notify the Indemnifying Party reasonably promptly thereafter, the Indemnifying Party shall be relieved of its indemnification obligations with respect thereto to the extent it is materially prejudiced by such delay.  Such notice by the Indemnified Party shall describe the Direct Claim in reasonable detail, shall include copies of all material written evidence thereof and shall indicate the estimated amount, if reasonably practicable, of the Loss that has been or may be sustained by the Indemnified Party.  The Indemnifying Party shall have 30 days after its receipt of such notice to respond in writing to such Direct Claim.  The Indemnified Party shall allow the Indemnifying Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Direct Claim, and whether and to what extent any amount is payable in respect of the Direct Claim, and the Indemnified Party shall assist the Indemnifying Party’s investigation by giving such information and assistance (including access to the Indemnified Party’s premises and personnel and the right to examine and copy any accounts, documents or records) as the Indemnifying Party or any of its professional advisors may reasonably request.  If the Indemnifying Party does not so respond within such 30 day period, the Indemnifying Party shall be deemed to have rejected such claim, in which case the Indemnified Party shall be free to pursue such remedies as may be available to the Indemnified Party on the terms and subject to the provisions of this Agreement.

Section 8.06                            Payments.  Once a Loss is agreed to by the Indemnifying Party or finally adjudicated to be payable pursuant to this Article VIII, the Indemnifying Party shall satisfy its related payment obligations within 30 days after such agreement or final, non-appealable adjudication by wire transfer of immediately available funds.  The parties hereto agree that should an Indemnifying Party not make full payment of any such obligations within such 30 day period, any amount payable shall accrue interest at an annual rate of four percent from the date such payment was required to be made through the date such payment was actually received, or such lesser rate as is the maximum permitted by applicable Law.

Section 8.07                            Tax Treatment of Indemnification Payments.  All indemnification payments made under this Agreement shall be treated by the parties as an adjustment to the Purchase Price for Tax purposes, unless otherwise required by Law.

Section 8.08                            Exclusive Remedies.  Subject to Section 6.08 and Section 10.12, the parties acknowledge and agree that, following the Closing, their sole and exclusive remedy with respect to any and all Losses (other than claims arising from fraud, criminal activity or willful misconduct on the part of a party hereto in connection with the transactions contemplated by this Agreement) for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the subject matter of this Agreement, the Purchased Assets or the Transferred Subsidiary, shall be pursuant to the indemnification provisions set forth in this Article VIII.  In furtherance of the foregoing, each party hereby waives, following the Closing, to the fullest extent permitted under Law, any and all rights, claims and causes of action for any breach of any representation, warranty, covenant, agreement or obligation set forth herein or otherwise relating to the Purchased Assets, the Transferred Subsidiary or to the subject matter of this Agreement it may have against the other parties hereto and their Affiliates and each of their respective Representatives arising under or based upon any Law, except pursuant to the indemnification provisions set forth in this Article VIII.  Nothing in this Section 8.08 shall limit any Person’s right to seek and obtain any equitable relief to which any Person shall be entitled.  For the avoidance of doubt, nothing in this Article VIII shall limit either party’s right to bring a claim, whether in Law or equity, arising from fraud, criminal activity or willful misconduct, and the limitations in Section 8.04 shall not apply to any such claim; provided, however, that this sentence shall not apply to the matters addressed in Annex A.

Section 8.09                            Materiality.  For purposes of determining the amount of Losses in respect of indemnification under this Article VIII, the representations and warranties contained in this Agreement shall be deemed to have been made without any qualifications as to materiality, Material Adverse Effect or similar qualifications (it being understood and agreed that any such qualification shall be given effect for the purposes of determining the existence of a breach or inaccuracy of a representation or warranty) other than with respect to Section 4.06(b) and Section 4.07, pursuant to which such qualifications shall be included for all purposes hereunder.

Section 8.10                            No Duplication.  The parties acknowledge that in no event shall there be duplication of payments with respect to items considered as part of any net working capital adjustment under Section 2.07 and amounts paid with respect to indemnification claims under this Article VIII.

Section 8.11                            DOJ Protocol.  The parties shall comply with their respective obligations set forth in Annex A. For the avoidance of doubt, the disclosures in the Disclosure Schedules shall have no impact or effect on this Section 8.11 or Annex A.

Section 8.12                            Interference Protocol.  The parties shall comply with their respective obligations set forth in Annex B.  For the avoidance of doubt, the disclosures in the Disclosure Schedules shall have no impact or effect on this Section 8.12 or Annex B.

Section 8.13                            Real Estate.  The parties shall comply with their respective obligations set forth in Annex C and Annex D.

Section 8.14                            Investigation.  BUYER ACKNOWLEDGES AND AGREES THAT (I) THE ONLY REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS MADE BY SELLER IN THIS AGREEMENT OR ANY TRANSACTION AGREEMENT ARE

THE REPRESENTATIONS, WARRANTIES, COVENANTS, AND AGREEMENTS MADE IN THIS AGREEMENT OR SUCH OTHER TRANSACTION AGREEMENTS, AND BUYER HAS NOT RELIED UPON ANY OTHER REPRESENTATIONS OR OTHER INFORMATION MADE OR SUPPLIED BY OR ON BEHALF OF SELLER OR BY ANY AFFILIATE OR REPRESENTATIVE OF SELLER, INCLUDING ANY INFORMATION PROVIDED BY GOLDMAN, SACHS & CO. OR MANAGEMENT PRESENTATIONS, AND THAT BUYER WILL NOT HAVE ANY RIGHT OR REMEDY ARISING OUT OF ANY SUCH REPRESENTATION OR OTHER INFORMATION, AND (II) EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT OR SUCH OTHER TRANSACTION AGREEMENTS, BUYER SHALL ACQUIRE THE PURCHASED ASSETS, THE TRANSFERRED SUBSIDIARY, THE BUSINESS AND THE ASSUMED LIABILITIES WITHOUT ANY REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, AS TO MERCHANTABILITY, SATISFACTORY QUALITY, FITNESS FOR ANY PARTICULAR PURPOSE, IN AN “AS IS” CONDITION AND ON A “WHERE IS” BASIS.

ARTICLE IX
TERMINATION

Section 9.01                            Termination.  This Agreement may be terminated at any time prior to the Closing:

(a)                                 by the mutual written consent of Seller and Buyer;

(b)                                 by Buyer by written notice to Seller if any of the conditions set forth in Section 7.01 or Section 7.02 shall not have been fulfilled or waived by the first anniversary of the date hereof (the “End Date”), unless such failure shall be due to the failure of Buyer to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

(c)                                  by Seller by written notice to Buyer if any of the conditions set forth in Section 7.01 or Section 7.03 shall not have been fulfilled or waived by the End Date, unless such failure shall be due to the failure of Seller to perform or comply with any of the covenants, agreements or conditions hereof to be performed or complied with by it prior to the Closing;

(d)                                 by Buyer or Seller by written notice to the other party in the event that (i) there shall be any Law that makes consummation of the transactions contemplated by this Agreement illegal or otherwise prohibited or (ii) any Governmental Authority shall have issued a Governmental Order restraining or enjoining the transactions contemplated by this Agreement, and such Governmental Order shall have become final and non-appealable; or

(e)                                  by Buyer or Seller by written notice to the other party, if (x) the other party shall have breached any representation or warranty or shall have failed to comply with any covenant or agreement applicable to it that would cause any of the conditions set forth in Section 7.02 or Section 7.03, as applicable, not to be satisfied, (y) the first party gives the other party written notice of such  breach or noncompliance in reasonable detail and referring to this Section 9.01(e) and (z) such breach or noncompliance has not been cured by the earlier to occur of (i)

180 days after the other party’s receipt of such written notice of breach referred to in clause (y) or (ii) the End Date.

Section 9.02                            Effect of Termination.  In the event of the termination of this Agreement in accordance with this Article IX, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except:

(a)                                 as set forth in this Article IX, Section 6.07, Section 6.20 (but only to the extent relating to a provision or liability not terminated or extinguished by this Section 9.02) and Article X other than Section 10.01) hereof; and

(b)                                 that nothing in this Section 9.02 shall relieve any party hereto from liability for any willful breach of any provision hereof prior to the termination of this Agreement.

Section 9.03                            Extension; Waiver.  At any time prior to the Closing, each of the parties hereto may (a) extend the time for the performance of the obligations or acts of any other party hereto, (b) waive any inaccuracy in the representations or warranties of any other party contained herein or in any document delivered pursuant hereto, or (c) waive compliance with any agreement of the other party contained herein, and each party may waive any condition to its obligations hereunder.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in writing signed on behalf of such party.

ARTICLE X
MISCELLANEOUS

Section 10.01                     French Business.  Notwithstanding any other provision of this Agreement, this Agreement shall not constitute a binding agreement to sell or purchase the French Business, provided that:

(a)                                 in the event that the French Put Option Exercise occurs before Closing, this Section 10.01 (other than this clause (a)) shall terminate and shall cease to have effect;

(b)                                 in the event that the French Put Option Exercise does not occur before Closing:

(i)                                     the following provisions of this Agreement shall not apply to the French Business:

(A)                               Section 2.01 (Purchased Assets);

(B)                               Section 2.03 (Assumed Liabilities);

(C)                               Section 3.01 (Closing); and

(D)                               Section 3.02 (Closing Deliverables),

(clauses (i)(A) to (i)(D) together being the “Disapplied Provisions”),

and in respect of the Disapplied Provisions only (A) the term “Business” shall be deemed to exclude the French Business, (B) the term “Purchased Assets” shall be deemed to exclude the French Purchased Assets, (C) the term “Assumed Liabilities” shall be deemed to exclude the French Assumed Liabilities and (D) the term “Employees” shall be deemed to exclude the French Employees; and

(ii)                                  prior to the French Closing, the following provisions of this Agreement shall not apply to the French Business:

(A)                               Section 6.05 (Employees and Employee Benefits);

(B)                               Section 6.06 (Transitional Benefit Plan Matters); and

(C)                               Section 6.08 (Non-competition; Non-solicitation);

clauses (ii)(A) to (ii)(C) together being the “Suspended Provisions”),

and, prior to the French Closing and in respect of the Suspended Provisions only (A) the term “Business” shall be deemed to exclude the French Business, (B) the term “Purchased Assets” shall be deemed to exclude the French Purchased Assets, (C) the term “Assumed Liabilities” shall be deemed to exclude the French Assumed Liabilities and (D) the term “Employees” shall be deemed to exclude the French Employees;

(iii)                               with effect from the French Closing, the Suspended Provisions shall apply to the French Business mutatis mutandis save that in respect of the Suspended Provisions only (A) the term “Closing” shall be deemed to refer to the French Closing and (B) the term “Closing Date” shall be deemed to refer to the date of the French Closing; and

(iv)                              the parties shall use commercially reasonable efforts and shall negotiate in good faith to agree any amendments to the Transaction Documents as are required in order to give effect to the principles set forth in this Section 10.01 for the purposes of complying with the information and consultation requirements in respect of the Délégation Unique du Personnel (being the relevant works council in respect of the French Business); and

(c)                                  for the avoidance of doubt, the provisions of Section 8.01 (Survival) and Section 8.04 (Certain Limitations) in particular shall apply to the French Business as if the remaining provisions of this Section 10.01 did not have any force or effect.

Section 10.02                     Expenses.  Except as otherwise expressly provided herein, all costs and expenses, including fees and disbursements of counsel, financial advisors, accountants and brokers, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses, whether or not the Closing shall have occurred; provided, however, Buyer shall be responsible for all filing and other similar fees payable in connection with any filings or submissions under the HSR Act or pursuant to any other applicable premerger notification requirement set forth on Schedule 4.03.

Section 10.03                     Notices.  All notices, requests, consents, claims, demands, waivers and other communications hereunder shall be in writing and shall be deemed to have been given (a) when delivered by hand (with written confirmation of receipt); (b) when actually received by the addressee if sent by a nationally recognized overnight courier (receipt requested); (c) on the date sent by facsimile (with confirmation of transmission) if sent during normal business hours of the recipient, and on the next Business Day if sent after normal business hours of the recipient or (d) on the third day after the date mailed, by certified or registered mail, postage prepaid. Such communications must be sent to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.03):

If to Seller or Novartis Corporation:	c/o Novartis International AG
Postfach
CH-4002 Basel
Switzerland
	Facsimile:	+41 613244300
	Attention:	Head M&A
Head M&A Legal

with a copy to (which shall not constitute notice):	Allen & Overy LLP
1221 Avenue of the Americas
New York, New York 10020
	Facsimile:	+1 212 610 6399
	Attention:	Eric S. Shube

If to Buyer or Grifols:	Grifols, S.A.
Avinguda de la Generalitat, 152-158
Parc de Negocis Can Sant Joan
Sant Cugat del Valles 08174
Barcelona, Spain
	Facsimile:	+34.93.571.0267
	Attention:	Victor Grifols

with a copy to (which shall not constitute Notice):	Osborne Clarke S.L.P.
Avenida Diagonal, 477
Planta 20
08036 Barcelona Spain
	Facsimile:	+34.93.410.2513
	Attention:	Tomás Dagá
Raimon Grifols

with a copy to (which shall not constitute notice):	Proskauer Rose LLP
Eleven Times Square
New York, New York 10036
	Facsimile:	+1 (212) 969-2900
	Attention:	Peter G. Samuels
Daniel I. Ganitsky

Section 10.04                     Interpretation.  For purposes of this Agreement, (a) the words “include,” “includes” and “including” shall be deemed to be followed by the words “without limitation”; (b) the word “or” is not exclusive; and (c) the words “herein,” “hereof,” “hereby,” “hereto” and “hereunder” refer to this Agreement as a whole.  Unless the context otherwise requires, references herein: (x) to recitals, Articles, Sections, Schedules and Exhibits mean the recitals, Articles and Sections of and Schedules in the Disclosure Schedules and Exhibits attached to this Agreement; (y) to an agreement, instrument or other document (other than the Collaboration Agreements) means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (z) to a statute means such statute as amended from time to time and includes any successor legislation thereto and any regulations promulgated thereunder.  The terms herein defined in the singular shall have a comparable meaning when used in the plural, and vice versa.  The masculine, feminine and neuter genders used herein shall include each other gender.  This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted.  The Disclosure Schedules and Exhibits referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.  Nothing contained in the Disclosure Schedules is intended to broaden the scope of any representation, warranty, covenant or agreement contained in this Agreement.  Matters reflected in the Disclosure Schedules are not necessarily limited to matters required by the Agreement to be so reflected.  Such additional matters are set forth for informational purposes and do not necessarily include other matters of a similar nature.  No reference to or disclosure of any item or other matter in the Disclosure Schedules shall be construed as an admission or indication that such item or other matter is material or that such item or other matter is required to be referred to or disclosed in the Disclosure Schedules.  For purposes of interpreting the Disclosure Schedules, a disclosure numbered to correspond to a particular numbered representation or warranty shall be deemed to be a disclosure with respect to any other representation or warranty where it is reasonably apparent on its face that such disclosure is applicable and should qualify such representation or warranty.  The terms “dollars” and “$” all mean U.S. dollars.  All amounts in currencies that are not U.S. dollars will be converted to U.S. dollars on the basis of the exchange rate as published on the applicable date in The Wall Street Journal.

Section 10.05                     Headings and Schedules.  The table of contents and headings in this Agreement are for reference only and shall not limit or otherwise affect the interpretation of this Agreement.  The Schedules and the Exhibits referenced in this Agreement are a material part hereof and shall be treated as if fully incorporated into the body of this Agreement.

Section 10.06                     Severability.  If any term or provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.  Except as provided in Section 6.08(f), upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto agree to modify or replace such provision with a provision that is legal, valid and enforceable that achieves the original intent of the parties as closely as possible in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.  Further, should any provision contained in this Agreement ever be reformed or rewritten by any judicial body of competent jurisdiction, such provision as so reformed or rewritten shall be binding upon all parties.

Section 10.07                     Entire Agreement.  This Agreement (including the Annexes) and the other Transaction Documents constitute the sole and entire agreement of the parties to this Agreement with respect to the subject matter contained herein and therein, and supersede all prior and contemporaneous understandings and agreements, both written and oral, with respect to such subject matter.

Section 10.08                     Successors and Assigns.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.  Neither party may assign its rights or obligations hereunder without the prior written consent of each other party, which consent shall not be unreasonably withheld or delayed; provided, however, that prior to the Closing Date, Buyer may, without the prior written consent of Seller, assign all or any portion of its rights (including the right to acquire all or part of the Purchased Assets) under this Agreement to one or more of its Affiliates (including direct or indirect subsidiaries) so long as the guarantee set forth in Section 6.20(b) remains in effect after giving effect thereto.  After the Closing Date, Buyer or Seller may freely assign any or all of its rights or obligations under this Agreement, in whole or in part, to any Affiliate without obtaining the consent of any Person; provided that the applicable guarantee set forth in Section 6.20 remains in effect after giving effect thereof.

Section 10.09                     No Third-party Beneficiaries.  Except as provided in Section 6.23 and in Article VIII, this Agreement is for the sole benefit of the parties hereto and their respective successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person or entity any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement except that the provisions of this Section and Sections 10.10 and 10.11 shall be enforceable by each Financing Source.

Section 10.10                     Amendment and Modification; Waiver.  This Agreement may only be amended, modified or supplemented by an agreement in writing signed by Buyer and Seller and, to the extent such amendment or modification would modify the substance of this Section or Sections 10.09 or 10.11 in a manner that would adversely affect the Financing Sources, signed by each Financing Source.  No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving.  No waiver by any party shall operate or be construed as a waiver in respect of any failure, breach or default not expressly identified by such written waiver, whether of a similar or different character, and whether occurring before or after that waiver.  No failure to exercise, or delay in exercising, any right, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

Section 10.11                     Governing Law; Submission to Jurisdiction; Waiver of Jury Trial.

(a)                                 This Agreement shall be governed by and construed in accordance with the internal Laws of the State of New York without giving effect to any choice or conflict of Law provision or rule (whether of the State of New York or any other jurisdiction) that would cause the application of Laws of any jurisdiction other than those of the State of New York.

(b)                                 ANY LEGAL SUIT, ACTION OR PROCEEDING ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY DISPUTE ARISING OUT OF, RELATING TO OR IN CONNECTION WITH THE DEBT FINANCING COMMITMENTS OR THE PERFORMANCE THEREOF) SHALL BE INSTITUTED IN THE US DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK, AND EACH PARTY IRREVOCABLY SUBMITS TO THE EXCLUSIVE JURISDICTION OF SUCH COURT IN ANY SUCH SUIT, ACTION OR PROCEEDING.  SERVICE OF PROCESS, SUMMONS, NOTICE OR OTHER DOCUMENT BY MAIL TO SUCH PARTY’S ADDRESS SET FORTH HEREIN SHALL BE EFFECTIVE SERVICE OF PROCESS FOR ANY SUIT, ACTION OR OTHER PROCEEDING BROUGHT IN ANY SUCH COURT.  THE PARTIES IRREVOCABLY AND UNCONDITIONALLY WAIVE ANY OBJECTION TO THE LAYING OF VENUE OF ANY SUIT, ACTION OR ANY PROCEEDING IN SUCH COURT AND IRREVOCABLY WAIVE AND AGREE NOT TO PLEAD OR CLAIM IN ANY SUCH COURT THAT ANY SUCH SUIT, ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN AN INCONVENIENT FORUM.

(c)                                  EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE OTHER TRANSACTION DOCUMENTS OR THE TRANSACTIONS CONTEMPLATED HEREBY OR THEREBY (INCLUDING ANY ACTION INVOLVING THE FINANCING SOURCES UNDER THE DEBT FINANCING COMMITMENTS).  EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.11(C).

Section 10.12                     Specific Performance.  The parties hereby acknowledge and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that the parties would not have any adequate remedy at Law.  Accordingly, the parties shall be entitled to seek an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any and all other rights and remedies at Law or in equity, and all such rights and remedies shall be cumulative.  Any requirements for the securing or posting of any bond with such remedy are waived.  Without limiting the generality of the foregoing, (i) Buyer shall be entitled to an order or orders of specific performance to enforce or prevent the breach of Seller’s affirmative obligations with respect to the conduct of its business under Section 6.01 and its obligations to refrain from taking certain actions under Section 6.03, Section 6.07, and Section 6.08 and (ii) Seller shall be entitled to an order or orders of specific performance or other equitable relief in respect of Buyer’s obligation to cause the full funding of the Debt Financing under the Debt Commitment Letter; provided, however, that specific performance shall not be available after this Agreement is duly terminated in accordance with its terms.

Section 10.13                     Counterparts.  This Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall be deemed to be one and the same agreement.  A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission shall be deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

NOVARTIS VACCINES AND DIAGNOSTICS, INC.

	By:	/s/ Marvelle Sullivan
	Name:	Marvelle Sullivan
	Title	As Attorney

G-C DIAGNOSTICS CORP.

	By:	/s/ Victor Grifols Roura
	Name:	Victor Grifols Roura
	Title	President

Solely for the purposes of Section 6.20(a)	NOVARTIS CORPORATION

	By	/s/ Marvelle Sullivan
	Name:	Marvelle Sullivan
	Title:	As Attorney

Solely for the purposes of Section 6.20(b)	GRIFOLS S.A.

	By	/s/ Victor Grifols Roura
	Name:	Victor Grifols Roura
	Title:	President and Chief Executive Officer

[Signature Page to Stock and Asset Purchase Agreement]

Exhibit A

Form of Assignment and Assumption Agreement

[Attached hereto.]

Exhibit B

Form of Intellectual Property Assignment and Agreement

[Attached hereto.]

Exhibit C

Form of Copyright Assignment Agreement

[Attached hereto.]

Exhibit D-I

Statement of Net Assets Rules

[Attached hereto.]

Exhibit D-II

Net Trade Working Capital Rules

[Attached hereto.]

Exhibit E

Form of Domain Name Assignment Agreement

[Attached hereto.]

Exhibit F

Form of Press Release and Announcement Protocol

[Attached hereto.]

Exhibit G

Collaboration Agreement Consents

[Attached hereto.]

Exhibit H

Forms of Senior Employee Agreements

[Attached hereto.]

Exhibit I

Form of Trademark Assignment Agreement

[Attached hereto.]

Annex A

DOJ Protocol

[Attached hereto.]

Annex B

Interference Protocol

[Attached hereto.]

Annex C

Real Estate Protocol — Transfer of Title

[Attached hereto.]

Annex D

Real Estate Protocol — Building Permits

[Attached hereto.]